Exhibit 99.1

Statutory Annual
Report 2006

Contents

4	Board of Management

5	Supervisory Board

6	Report of the Supervisory Board

12	Corporate Governance

29	Management Board Report

45	In Control Statement

47	Statutory Financial Statements

100	Information and Investor Relations

101	ASML Worldwide Contact Information

In this report the expression “ASML” is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its in general. The expression is also used where no useful purpose is served by identifying the particular company or companies.
© 2007, ASML Holding N.V. All Rights Reserved

Board of Management
Eric Meurice (1956)
President, Chief Executive Officer and
Chairman of the Board of Management
Appointed in 2004
French nationality
Peter T.F.M. Wennink (1957)
Executive Vice President and Chief Financial Officer
Appointed in 1999
Dutch nationality
Martin A. van den Brink (1957)
Executive Vice President Marketing & Technology
Appointed in 1999
Dutch nationality
K.P. Fuchs (1958)
Executive Vice President Operations
Appointed in 2006
German nationality
ASML STATUTORY ANNUAL REPORT 2006

Supervisory Board
Henk Bodt (1938)
(Chairman)
Former Executive Vice President of Royal Philips Electronics N.V.
First appointed 1995
Current term until 2007
Dutch nationality
OB Bilous (1938)
Former General Manager and
VP Worldwide Manufacturing of IBM’s Microelectronics Division
First appointed 2005
Current term until 2009
American nationality
Ieke C.J. van den Burg (1952)
Member of the European Parliament
First appointed 2005
Current term until 2009
Dutch nationality
Jan A. Dekker (1939)
Former Chief Executive Officer of TNO
First appointed 1997
Current term until 2009
Dutch nationality
Fritz W. Fröhlich (1942)
Former Deputy Chairman and
Chief Financial Officer of Akzo Nobel N.V.
First appointed 2004
Current term until 2008
German nationality
Arthur P.M. van der Poel (1948)
Former Chief Executive Officer of Philips Semiconductors
First appointed 2004
Current term until 2008
Dutch nationality
Jos W.B. Westerburgen (1942)
Former Company Secretary and Head of Tax of Unilever
First appointed 2002
Current term until 2009
Dutch nationality
ASML STATUTORY ANNUAL REPORT 2006

Report of the Supervisory Board
The Supervisory Board has reviewed the Statutory Annual Report of ASML Holding N.V. (“ASML” or the “Company”) for the financial year 2006, as prepared by the Board of Management and included in this Annual Report. Deloitte has duly examined the Company’s financial statements, and their Independent Auditors’ Report is included in the Statutory Financial Statements.
Highlights
The Board of Management of ASML is responsible for the management of the Company. It is the responsibility of the Supervisory Board to supervise the policies of the Board of Management and the general course of affairs in the Company. In addition, the Supervisory Board supports the Board of Management with its advice.
During 2006, ASML reconfirmed its strong position in the global market for semiconductor lithography systems. The Company improved its operating and financial performance, while achieving best-in-class operating margins, solid earnings and a well-capitalized balance sheet. ASML also maintained its technology leadership and increased its market share. ASML management and employees around the world worked during 2006 to adapt to the cyclicality of the world market for semiconductor lithography systems.
On June 23, 2006, the prestigious King Willem I Prize was awarded to ASML. It is awarded once every two years to one company whose performance defines enterprise in the Netherlands. This prize highlights ASML’s commitment to research and development, and it recognizes the company’s track record as an innovation champion both nationally and internationally. ASML views this special award as a tribute to all employees for their excellent work overall and their world-beating creative contributions in particular.
During 2006, the Supervisory Board continued to monitor investors’ and analysts’ opinions regarding ASML. We value the views of investors and analysts about ASML and encourage regular communication with and feedback from investors and analysts, consistent with fair disclosure principles.
Business review
In 2006, the Supervisory Board’s principal focus was on ASML’s corporate and technology strategy. The Supervisory Board conducted ongoing discussions regarding corporate governance and the application of corporate governance rules within the Company. We continue to strive for compliance so that benefits of corporate governance outweigh its burdens. For example, corporate governance requirements have helped to strengthen the Company’s cycle of risk management throughout 2006.
The Supervisory Board has interacted intensely with the Board of Management during 2006 through scheduled meetings, regular reports and timely consultations and conference calls. The Supervisory Board also supervises the Company’s activities and results through a structured approach of four committees: Audit; Remuneration; Selection and Nomination; and Technology and Strategy.
Participating actively in committee work, Supervisory Board members not only build understanding of the business of the Company but we also extend our reach into the senior ranks of ASML, gaining insights and deepening our comprehension of the organization’s culture. For example, the Technology and Strategy Committee reviewed specific ASML technology matters during 2006 together with the Company’s experts. This practice further reinforces understanding of ASML technology matters by the full Supervisory Board and enables us to supervise the strategic choices facing ASML, including the Company’s aggressive investment in research and development.
Outcomes of the four committee meetings are reviewed in plenary meetings of the Supervisory Board. Doing so enables members of different committees to contribute their findings and conclusions in full forums.
During 2006, we reviewed the Company’s business strategy to maintain and strengthen technology leadership in semiconductor lithography, while ASML continues to deliver superior value of ownership for customers. We also assess and advocate appropriate measures to ensure that ASML continues to achieve top financial performance in its market and compared with peers.
ASML STATUTORY ANNUAL REPORT 2006

The Supervisory Board continued to grow its familiarity with customers’ needs in 2006, their prospective needs for semiconductor manufacturing in the various market segments, their views of existing technologies as well as next generation lithography such as Extreme Ultra Violet (EUV).
In the Netherlands, we benefit from our continued collaboration with the Works Council. We value their cooperation, dedication and professionalism.
On December 19, 2006, ASML and Brion Technologies, Inc. announced an agreement, pending regulatory approvals, for ASML to acquire privately held Brion, a leading provider of semiconductor design and wafer manufacturing optimization solutions for advanced lithography. Founded in 2002 and based in Santa Clara, California, Brion is a leader in the rapidly growing field of computational lithography, which involves proprietary software and hardware for simulation of wafer manufacturing. ASML believes that the acquisition can create significant value for customers: Brion and ASML are leaders in different but highly complementary technologies that can enhance further the efficiency of semiconductor manufacturing.
Independent members of the Supervisory Board
Like many public companies in the Netherlands, the Company has a two-tier board structure where independent, non-executive members serve on the Supervisory Board, which in turn supervises and advises the members of the Board of Management in performing its management tasks. Supervisory Board members are prohibited from serving as officers or employees of the Company. The Supervisory Board considers all current members of the Company’s Supervisory Board to be independent in accordance with the criteria of the Netherlands Corporate Governance Code (the “Code”).
Corporate governance
We reiterate that compliance with requirements for corporate governance and effective internal controls are central to the past, present and future success of ASML. It reinforces the reliability and integrity of the Company’s financial reporting and other disclosures.
The Supervisory Board assists and supports the Board of Management in its continuing efforts to ensure that the Company’s practices and procedures reflect good corporate governance and comply with applicable corporate governance requirements under U.S. and Netherlands law, the rules of Euronext Amsterdam and the Nasdaq Global Select Market, and associated best practices.
A more detailed description on corporate governance appears in the Corporate Governance Chapter of the Annual Report.
Meetings of the Supervisory Board
The Supervisory Board held six formal meetings in 2006. No single member has been absent frequently from meetings. During various meetings, the Supervisory Board discussed ASML’s corporate and technology strategy, business risks, budget, corporate targets and intellectual property strategy, among other matters.
Members of the Supervisory Board also held two regular meetings with the Works Council in the Netherlands during 2006. Our relationship with the Works Council is characterized by continuous cooperation and professionalism.
The Supervisory Board met once without the Board of Management being present to discuss the composition of the Supervisory Board, the functioning of the Supervisory Board and its individual members, the relationship with the Board of Management, the performance and composition of the Board of Management as well as performance and succession of its individual members, among other matters. Proper feedback has been given to the Board of Management concerning the aforementioned meeting.
In addition to their regularly scheduled meetings, in 2006 there were ad hoc meetings and conference calls by several Supervisory Board members on specific topics and frequent consultations between the Supervisory Board and the Board of Management.
ASML STATUTORY ANNUAL REPORT 2006

Composition of the Supervisory Board
Mr. P. Grassmann and Mr. J. Dekker retired by rotation on March 23, 2006 and Mr. J. Dekker was reappointed. We express our gratitude to Mr. Grassmann for his excellent contribution during the past years. Mr. H. Bodt will retire by rotation on March 28, 2007.
In 2006, the Works Council had the enhanced right to make a recommendation for the appointment of one member of the Supervisory Board. The Works Council and the Supervisory Board agreed that the appointment of this member will be on the agenda of the General Meeting of Shareholders, to be held on March 28, 2007.
For further details and biographies of the current members of the Supervisory Board, see Item 6.A. of the Annual Report on Form 20-F. For further details on the board practices of the Supervisory Board, see Item 6.C. of the Annual Report on Form 20-F and the Corporate Governance Chapter of the Statutory Annual Report.
Supervisory Board Committees
The Supervisory Board has an Audit Committee, Remuneration Committee, Selection and Nomination Committee, and Technology and Strategy Committee. Members of these committees are appointed from the Supervisory Board members.
For a further description of the responsibilities of the committees of the Supervisory Board, see Item 6.C. of the Annual Report on Form 20-F and the Corporate Governance Chapter of the Statutory Annual Report.
Audit Committee
In 2006, the Audit Committee met six times. The current members of our Audit Committee are Mr. F. Fröhlich (Chairman), Mr. H. Bodt and Mr. J. Dekker. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board.
During 2006, the main subjects of the meetings of the Audit Committee were the review of ASML’s quarterly earnings announcements and audited annual consolidated financial statements (special attention was given to Section 404 of the Sarbanes-Oxley Act of 2002, particularly on the status, progress and gaps to be addressed in connection with the review and attestation of ASML’s internal controls over financial reporting); discussions on the internal control and risk management systems and related audit findings; approval of the external audit plan and related audit and fees; review of the audit and non-audit fees paid to the Company’s external auditor; review of the audit activities of the Company’s external and internal auditor; review of the external auditor’s management letter; discussions on tax planning and investor relations, and regular updates on the discussions of the Company’s Disclosure Committee. Also, the implications surrounding the new regulations with regard to the disclosure of price sensitive information and the supervision of and relationship with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) were frequently discussed.
Remuneration Committee
In 2006, the Remuneration Committee held five scheduled regular meetings. The current members of our Remuneration Committee are Mr. J. Westerburgen (Chairman), Mr. H. Bodt and Ms. H. van den Burg.
During 2006, the main subjects of the meetings of the Remuneration Committee were the finalization of the Remuneration Policy 2006, the remuneration of ASML’s Board of Management and discussions on ASML’s Stock based Equity Plans for 2006 and 2007.
Selection and Nomination Committee
The Selection and Nomination Committee met twice formally and several additional times on an ad hoc basis in 2006. The current members of our Selection and Nomination Committee are Mr. J. Westerburgen (Chairman), Mr. H. Bodt and Mr. A. van der Poel.
The main subjects of the meetings of the Selection and Nomination Committee were the composition of the Supervisory Board and the Board of Management. Committee members also met with the Works Council, to discuss the selection of a Supervisory Board member to be recommended by the Works Council based on its strengthened recommendation right.
Technology and Strategy Committee
The Technology and Strategy Committee held three scheduled regular meetings in 2006. The current Supervisory Board members of our Technology and Strategy Committee are Mr. A. van der Poel (Chairman), Mr. J. Dekker and Mr. OB Bilous. In addition, the Technology and Strategy Committee may appoint one or more advisors from within the Company and/or from
ASML STATUTORY ANNUAL REPORT 2006

outside the Company. The advisors to the Technology and Strategy Committee may be invited as guests to (parts of) the meetings of the Committee, but are not entitled to vote in the meetings.
The main subjects of the meetings of the Technology and Strategy Committee were the Company’s technology roadmap, Extreme Ultra Violet (EUV) lithography and immersion technology.
Remuneration of the Supervisory Board
The remuneration of the Supervisory Board members is described in Note 23 to the Statutory Financial Statements 2006. The remuneration of the members of the Supervisory Board is not dependent on the financial results of the Company. No member of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board. The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board.
None of the members of the Supervisory Board owns shares or options on shares of the Company.
The Company has not granted any loans to, nor has it granted any guarantees in favor of, any of the members of the Supervisory Board.
On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment to the Company’s Articles of Association, indemnified the members of the Supervisory Board against any claim arising in connection with their position as member of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Supervisory Board member. The Board of Management has further implemented the indemnification of the Supervisory Board members by means of separate indemnification agreements.
Composition of the Board of Management
The Board of Management currently consists of four members.
For further details and a biography of the members of the Board of Management, see Item 6.A. to the Annual Report on Form 20-F.
Remuneration of the Board of Management
General
The Remuneration Committee recommends, reviews and proposes compensation and benefits for members of the Board of Management. Furthermore, the Remuneration Committee reviews and proposes the general compensation and benefit programs for the Board of Management.
Amount and Composition
In proposing to the Supervisory Board the actual remuneration elements and levels applicable to the members of the Board of Management, the Remuneration Committee considers, among other factors, the Remuneration Policy 2006 as adopted by the General Meeting of Shareholders on March 23, 2006 and, the desired levels of remuneration and emphasis on particular aspects of the Company’s short- and long-term performance, its current compensation and benefits structures, and levels benchmarked against relevant peer companies. External compensation survey data and, where necessary, external consultants are used to benchmark our remuneration levels and structures. The Remuneration Committee also reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the compensation of all members of the Board of Management. The Remuneration Committee evaluates the performance of members of the Board of Management in view of those goals and objectives, and makes recommendations to the Supervisory Board regarding the resulting compensation levels of the members of the Board of Management based on this evaluation.
The external auditor shall audit the targets achieved, to provide additional assurance whether the performance targets set have been achieved.
Indemnification
On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment to the Company’s Articles of Association, indemnified the members of the Board of Management against any claim arising in connection with their position as member of the Board of Management, provided that such claim is not attributable to willful misconduct or intentional
ASML STATUTORY ANNUAL REPORT 2006

recklessness of such Board of Management member. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements.
Outlines 2006 remuneration report
The outlines of the remuneration report of the Supervisory Board concerning the remuneration policy of the Company in 2006, as prepared by the Remuneration Committee are the following:

1.	Total remuneration for members of the Board of Management consists of (i) base salary; (ii) short-term performance cash bonus and performance stock options; (iii) long-term performance stock and (iv) other benefits. The earning of cash bonus, performance stock options and performance stock is dependent on the achievement of predetermined performance criteria;
2.	The following ratio is used to balance the various elements of the remuneration: 100%-50%-25%-50%, where base salary is 100%; the maximum performance bonus is 50%; the target level of performance stock options is 25% and the target level of performance stock is 50%;
3.	The maximum number of performance stock options for overachievement to target is equal to 50% of base salary, while the maximum number of performance stock for overachievement to target is equal to 87.5% of base salary. Overachievement to target in relation to the performance bonus is not rewarded;
4.	Base salary, short-term and long-term incentives are measured against the median (50th percentile) of a more specific European company reference group;
5.	Members of the Board of Management are offered a pension plan based on a defined contribution. The total defined contribution is a percentage of the pensionable salary and is dependent on the participant’s age. The total contribution percentage lies between 6% and 24%, of which the participant pays 30%, while ASML pays the remaining 70%; and
6.	The Remuneration Policy 2006 is applicable to all members of the Board of Management.
The remuneration of members of the Board of Management is described in Note 23 to the Statutory Financial Statements 2006. The entire remuneration report of the Supervisory Board concerning the remuneration policy of the Company in 2006 and the Remuneration Policy 2006 as adopted by the General Meeting of Shareholders are published on the Company’s website.
Gratitude to ASML employees
The Supervisory Board strongly believes that everyone at ASML can be proud of the Company’s achievements and record success in 2006. We also acknowledge the professional contributions and personal sacrifices made by those associated with the Company throughout 2006, and in particular, we convey our appreciation and gratitude to the employees of ASML.
Information on Supervisory Board members
Presented below is the personal data of all Supervisory Board members that is required to be disclosed in this report in order to comply with the Code.
OB Bilous

gender	male
age	68
profession	former General Manager and VP Worldwide Manufacturing of IBM’s Microelectronics Division
principal position	Chairman of the Board of Directors of International Sematech
nationality	American
other relevant positions	Board member Nantero, Inc.
first appointed	2005
current term until	2009

H. Bodt
gender	male
age	68
profession	retired
principal position	Chairman of the Supervisory Board of ASML
nationality	Dutch
other relevant positions	member of the Supervisory Boards of DSM N.V., Delft Instruments N.V. and Neo-Post S.A.
first appointed	1995
current term until	2007
ASML STATUTORY ANNUAL REPORT 2006

H.C.J. van den Burg
gender	female
age	54
profession	member of the European Parliament
principal position	member of the European Parliament
nationality	Dutch
other relevant positions	none
first appointed	2005
current term until	2009

J.A. Dekker
gender	male
age	67
profession	former CEO of TNO
principal position	President of the Royal Institute of Engineers (KIVI NIRIA)
nationality	Dutch
other relevant positions	member of the Supervisory Boards of Koninklijke BAM Group N.V. and Syntens
first appointed	1997
current term until	2009

F.W. Fröhlich
gender	male
age	64
profession	former Deputy Chairman and CFO of Akzo Nobel N.V.
principal position	Chairman of the Supervisory Board of Randstad Holding N.V.
nationality	German
other relevant positions	Chairman of the Supervisory Board of Draka Holding N.V. and member of the Supervisory Boards of Allianz Nederland N.V. and Gamma Holding N.V.
first appointed	2004
current term until	2008

A.P.M. van der Poel
gender	male
age	58
profession	former member of the Board of Management of Royal Philips Electronics
principal position	Chairman of the Board of MEDEA+
nationality	Dutch
other relevant positions	member of the Board of Directors of Gemalto Holding N.V., a director of the Public Utility Fund (PUF-NRE) and member of the Supervisory Boards of PSV N.V. and DHV Holding B.V.
first appointed	2004
current term until	2008

J.W.B. Westerburgen
gender	male
age	64
profession	former Company Secretary and Head of Tax of Unilever
principal position	retired
nationality	Dutch
other relevant positions	member of the Supervisory Board of Rodamco Europe N.V. and Vice-Chairman of the Board of the Association Aegon
first appointed	2002
current term until	2009

For further information on the Supervisory Board members, see Item 6.A. of the Annual Report on Form 20-F.

Company Secretary	R.F. Roelofs
Appointed	2002

Deputy Company Secretary	G.C.M. Keizer
Appointed	2002

The Supervisory Board,
Veldhoven, January 26, 2007
ASML STATUTORY ANNUAL REPORT 2006

Corporate Governance
I.     General
ASML Holding N.V. (“ASML” or the “Company”) was established in 1994 as a private limited liability company. ASML is the parent company of ASML Netherlands B.V., which was established in 1984, as well as of other, mainly foreign, subsidiaries. ASML is a public limited liability company, with registered seat in Veldhoven, the Netherlands and is governed by Netherlands law. ASML’s shares are listed both on Euronext Amsterdam and on the Global Select Market (“Nasdaq”) since 1995.
ASML monitors and assesses on an ongoing basis applicable Netherlands, U.S., and other relevant corporate governance codes, rules, and regulations. ASML is subject to the Netherlands Corporate Governance Code (the “Code”), as ASML is registered in the Netherlands and is listed on Euronext Amsterdam. As ASML is also listed on Nasdaq, ASML is required to comply with the U.S. Sarbanes-Oxley Act of 2002, as well as the regulations developed by Nasdaq, and the U.S. Securities and Exchange Commission (“SEC”) pursuant to the Sarbanes-Oxley Act.
ASML’s Supervisory Board and Board of Management, which are responsible for ASML’s corporate governance structure, will continue their efforts to ensure that ASML’s practices and procedures comply with both U.S. and Netherlands corporate governance requirements. In this report, ASML addresses its corporate governance structure with reference to the principles and best practices set forth in the Code. ASML’s Supervisory Board and Board of Management are of the opinion that ASML complies with the vast majority of the recommendations in the Code. In those cases where ASML cannot or will not comply with the Code, the reasons are described in this report.
In case of material changes in the corporate governance structure of ASML and/ or in its compliance with the Code, ASML shall include these in a separate agenda item to be discussed in its Annual General Meeting of Shareholders (“AGM”).
II.     Board of Management
Role and Procedure
ASML has a two-tier board structure. ASML’s Board of Management is responsible for managing ASML, under the chairmanship of its President and CEO, and is supervised by the Supervisory Board.
Although the various management tasks are divided among the members of the Board of Management, the Board of Management remains collectively responsible for the management of ASML, the deployment of its strategy and policies, and the achievement of its objectives and results.
In fulfilling its management tasks and responsibilities, the Board of Management is guided by the interests of ASML and the business connected with it, as well as by the interest of ASML’s stakeholders. The Board of Management is accountable to the Supervisory Board and the General Meeting of Shareholders for the performance of its management tasks.
In the execution of its tasks and responsibilities, the Board of Management is supervised by the Supervisory Board. The Board of Management provides the Supervisory Board with all information, in writing or otherwise, necessary for the Supervisory Board to fulfill its duties. This includes the distribution of a monthly Management Report, containing updated information on ASML’s business, financials, operations, and industry developments.
Important decisions of the Board of Management require the approval of the Supervisory Board, including decisions concerning:

a)	the operational and financial objectives of ASML;
b)	the strategy designed to achieve the objectives;

c)	the parameters to be applied in relation to the strategy to achieve the objectives.
The main elements of the operational and financial objectives of ASML, the strategy to achieve the objectives, and the parameters to be applied are included in the Report of the Board of Management. In the risk paragraph of the Annual Reports 2006 (as defined hereafter), ASML elaborates on the sensitivity of its results to both external as well as internal factors and variables.
The Board of Management’s Rules of Procedure contain the responsibilities for the full Board of Management, for its individual members, as well as the procedures for meetings, minutes, and resolutions. For a more detailed overview of these items, reference is made to the Rules of Procedure posted on ASML’s Corporate Governance website.
ASML STATUTORY ANNUAL REPORT 2006

Composition, Appointment, Other Functions
According to ASML’s Articles of Association, the Board of Management comprises at least two members. Upon the appointment of Mr. K. Fuchs as a member of the Board of Management on March 23, 2006, after notification to the AGM, ASML’s Board of Management consists of four members. Mr. Fuchs succeeded Mr. S. McIntosh who retired in January 2005. The main elements of Mr. Fuch’s contract were published at the same time as the announcement of his intended appointment in October 2005.
Members of the Board of Management are appointed by the Supervisory Board upon recommendation by ASML’s Selection and Nomination Committee and after notification to the General Meeting of Shareholders. As from the amendment of the Articles of Association on March 31, 2004, appointments of Board of Management members will be for a definite period of four years and will be renewable for consecutive terms of four years. Mr. E. Meurice and Mr. K. Fuchs are both appointed for a period of four years. The existing employment agreements of Messrs. P. Wennink and M. van den Brink, who were appointed before March 31, 2004, will be honored, including all rights and obligations under these contracts. This implies that the appointment of Messrs. Wennink and Van den Brink as members of the Board of Management is for an indefinite period of time, and that their potential severance payments will be determined in accordance with applicable laws.
Members of the Board of Management serve until the end of the term of their appointment, voluntary retirement, or suspension or dismissal by the Supervisory Board. The Supervisory Board may suspend and dismiss members of the Board of Management. However, members cannot be dismissed without hearing the General Meeting of Shareholders.
Board of Management members may only accept a membership of a supervisory board of another listed company upon prior approval from the Supervisory Board. Currently, no Board of Management member has more than two supervisory board memberships in other listed companies. No current member of the Board of Management is chairman of a supervisory board of a listed company. Members of the Board of Management are required to notify the Supervisory Board of other important functions (to be) held by them.
Internal Risk Management and Control Systems, External Factors
The Board of Management is responsible for ensuring that ASML complies with all applicable legislation and regulations. The Board of Management is responsible for the financing of ASML and for managing the risks related to its business activities, both internal as well as external risks.
The establishment of ASML’s internal risk management and control system is based on the identification of external and internal risk factors that could influence the operational and financial objectives of ASML and contains a system of monitoring, reporting, and operational reviews.
To facilitate the identification of risks, ASML introduced in 2006 a formal Risk Management approach. This approach consist of a set of risks definitions (Risk Universe) that is discussed amongst senior management of ASML in a yearly Risk Workshop. Risks are ranked based on likelihood and impact and actions are initiated based on this risk assessment to further enhance our risk mitigation.
ASML publishes two annual reports in respect of the financial year 2006 (“Annual Reports 2006”): a Statutory Annual Report in accordance with Netherlands legal requirements based on International Financial Reporting Standards (“IFRS”) as adopted by the European Union and an Annual Report on Form 20-F, which is based on U.S. GAAP. Both Annual Reports 2006 include risk factors that are specific to the semiconductor industry, ASML and its shares. In addition, ASML provides sensitivity analyses by providing: 1) a narrative explanation of its financial statements; 2) the context within which financial information should be analyzed; and 3) information about the quality of, and potential variability, of ASML’s earnings and cash flow. In its “In Control Statement”, as included in the Statutory Annual Report 2006, the Board of Management addresses ASML’s internal risk management and control systems.
In 2006 ASML’s management conducted, under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of ASML’s internal control over financial reporting based upon the framework in “Internal Control — Integrated Framework”, pursuant to the Sarbanes-Oxley act. Based on that evaluation, management has concluded that per December 31, 2006, ASML’s internal control over financial reporting was effective and provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
With respect to the process of drafting annual reports, ASML has extensive guidelines for the lay-out and the content of its reports. These guidelines are primarily based on applicable laws. For the Statutory Annual Report, ASML follows the requirements of Netherlands law and regulations, including preparation of financial statements in accordance with IFRS. For the Annual Report on Form 20-F, ASML applies the requirements of the U.S. Securities and Exchange Act 1934, and prepares the financial statements included therein in accordance with U.S. GAAP. With respect to the preparation process of these and the
ASML STATUTORY ANNUAL REPORT 2006

other financial reports, ASML applies internal procedures to safeguard completeness and correctness of such information as part of its disclosure controls and procedures.
ASML’s Disclosure Committee, consisting of senior managers from different functional areas within ASML as well as ASML’s CFO, reports to and assists ASML’s CEO and CFO in the maintenance and evaluation of disclosure controls and procedures. The Disclosure Committee’s main responsibility is to oversee the preparation of the Company’s annual reporting, financial announcements and reports, including the preparation of a detailed time and responsibility schedule for each announcement and financial or non-financial report.
Code of Conduct
Part of ASML’s risk management and control system is ASML’s Code of Ethical Business Conduct (the “Code of Conduct”), which includes ASML’s Principles of Ethical Business Conduct (“Principles”) and Internal Guidelines on Ethical Business Conduct (“Internal Guidelines”). The Internal Guidelines are based on the Principles and are specifically directed towards ASML employees. ASML’s Complaints Procedure provides for the reporting by employees, anonymously if desired, alleged violations of the Code of Conduct. ASML has three complaints committees: in Europe, the U.S., and Asia, to whom ASML employees may submit such reports. The Complaints Procedure provides that alleged violations of the Code of Conduct by Board of Management members can be reported to the Chairman of the Supervisory Board. ASML also has a Corporate Complaints Committee, which deals with appeals resulting from the cases handled by the local Complaints Committees, as well as cases that cannot be handled locally because of the possible impact for the whole company.
With respect to alleged irregularities of a financial nature, ASML has established a Whistleblower’s Procedure, whereby both ASML employees as well as third parties can report alleged irregularities of a financial nature to ASML’s Internal Auditor and/or to the Chairman of the Supervisory Board, depending on the issue. The Whistleblower’s Procedure also allows for anonymous reporting for employees.
In addition to the Whistleblower’s Procedure ASML introduced a corporate Anti Fraud Policy, which facilitates the development of controls which will aid in prevention, deterrence and detection of fraud against ASML.
The Code of Conduct, including complaints received based on the Complaints Procedure and the Whistleblowers Procedure, if any, are addressed in the Audit Committee.
The Code of Conduct, Complaints Procedure, and Whistleblower’s Procedure are posted on ASML’s Corporate Governance website.
Remuneration of the Board of Management
Amount and Composition
The remuneration of the individual members of the Board of Management is determined by the Supervisory Board based on the recommendation of the Remuneration Committee of the Supervisory Board. In proposing to the Supervisory Board the remuneration elements and levels applicable to the members of the Board of Management, the Remuneration Committee considers, among other factors:

•	the Remuneration Policy 2006 as adopted by ASML’s General Meeting of Shareholders on March 23, 2006;
•	the desired levels of remuneration;
•	particular aspects of ASML’s short- and long-term financial performance; and
•	its current compensation and benefits structures and levels benchmarked against relevant markets.
The Remuneration Policy 2004, as adopted by the General Meeting of Shareholders in 2004 was based on the then existing draft of the Code. Since 2004, the Code has further evolved and more experience has been gained in the field of compensation, not only in the Netherlands, but also internationally. This has led to a change with more emphasis on the long-term (stock) component and the possibility to reward overachievement.
The following revisions to the Remuneration Policy 2004 were introduced: a more focused reference group of companies for benchmarking, while moving from the third quartile (75th percentile) to the market median (50th percentile) level in the benchmarking. There is an increased focus on long-term value creation and the possibility of rewarding overachievement is introduced.
The Remuneration Policy 2006 was drafted observing the Code and is such that ASML will continue to attract, reward, and retain qualified and seasoned industry professionals in an international labor market. On the other hand, the remuneration structure promotes the interest of ASML in the medium and long-term, does not encourage Board of Management members to act in their own interests, and does not reward failing Board of Management members upon termination of their employment.
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The potential severance payment for Board of Management members who are appointed after adoption of the Remuneration Policy 2004, is a maximum of one year gross base salary, unless considered unreasonable in view of the circumstances and subject to mandatory Netherlands employment law, to the extent applicable. Existing rights of members of the Board of Management who were appointed prior to March 18, 2004, being Messrs. Van den Brink and Wennink, will not be infringed.
The total remuneration under the Remuneration Policy 2006 includes base salary, a short-term performance cash bonus and performance stock options, long-term performance stock, and benefits. It aims to balance and align the remuneration with the short-term execution and long-term elements of the managerial tasks of the Board of Management. The variable part of the remuneration is designed to strengthen the commitment of the members of the Board of Management to ASML as well as to its objectives. The variable part is linked to previously determined, measurable targets, designed to achieve ASML’s objectives.
Under the Remuneration Policy 2006, the members of the Board of Management are eligible to a cash performance bonus with a maximum of 50% of their base salary. The annual bonus payout is dependent on pre-determined short-term performance criteria, which are drivers of Return on Invested Capital long-term performance.
The granting of performance stock options depends on the achievement after one year of the predetermined level of Return on Invested Capital. The options ultimately granted can not be exercised in the first three years after the date of the initial conditional grant. The exercise price is the official price of the underlying stock on the day of publication of the annual results in the year to which the performance stock option plan relates.
It is not the intention to modify the exercise price, nor the other conditions of the granted options during the term of the options, except if prompted by structural changes relating to the shares or to ASML in accordance with established market practice, such as (i) resulting from a resolution to issue shares with a pre-emption right for the holders of the shares outstanding at that time, (ii) a stock dividend, or (iii) a capitalization of reserves. In these circumstances, approval of the Supervisory Board is required.
Performance stock is awarded, without financial consideration, after fulfillment of predetermined performance targets over a three-year period. Once the stock is released, the stock will be retained for a period of at least two years after the date of release or until at least the time of termination of employment, if this period is shorter. As the date of release lies three years after the original date of target setting, and the members of the Board of Management have to retain the stock for at least two subsequent years, the total period before one obtains full rights to the stock will be five years. The Remuneration Committee feels that the total resulting period is in compliance with the Code. The General Meeting of Shareholders approved the performance stock option and stock plans for the Board of Management on March 23, 2006.
Under the Remuneration Policy 2006, members of the Board of Management are eligible to a maximum conditional performance stock option grant, under the conditions set forth in the aforementioned policy, with a value equal to 50% of their base salary. The maximum number of performance stock options for achieving the 2006 targets in relation to this amount was determined on the day of publication of the 2005 annual results (January 18, 2006), whereas the actual number of performance stock options awarded for achieving the 2006 targets are determined on the day of publication of the 2006 annual results (January 17, 2007).
Furthermore, members of the Board of Management are eligible to a maximum conditional performance stock award, under the conditions set forth in the Remuneration Policy 2006, with a value equal to 87.5% of their base salary. The maximum number of performance stock for 2006 in relation to this amount is determined on the day of publication of the 2005 annual results (on January 18, 2006). The value on the basis of the Cox Ross Rubinstein method equals EUR 8.01 per performance stock. The ultimately awarded number of performance stock for 2006 will be determined in the financial year 2009 conditional upon achievement of performance targets relating to return on invested capital measured over this three-year period.
With respect to trading in ASML securities, Board of Management members, as well as other designated persons, are bound to ASML’s Insider Trading Rules, which are published on the Company’s website.
Other than the 22,000 sign-on stock and 22,000 sign-on stock options awarded to Mr. K. Fuchs upon entering into his employment contract with ASML and as approved by the AGM on March 23, 2006, to compensate for financial consequences incurred when leaving his previous employer, no members of the Board of Management currently have ASML stock or stock options other than as described above.
ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management. However, stock option plans that were issued before 2001 were constructed with a virtual financing arrangement whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management (being Messrs. Van den Brink and Wennink) subject to the Netherlands tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option is actually exercised. If the options expire unexercised, the loans are forgiven.
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ASML’s Articles of Association provide for the indemnification of the members of the Board of Management against financial losses that are a direct result of their tasks as members of the Board of Management, provided that such claim is not attributable to willful misconduct or intentional recklessness of such member of the Board of Management. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements.
For more details about the Board of Management’s remuneration, its composition, and other relevant elements, reference is made to the Remuneration Policy 2006 and the Remuneration Report over the financial year 2006 (both published on ASML’s website), the Report of the Supervisory Board and other parts of ASML’s Annual Reports 2006.
Regulations regarding ownership of and transactions in securities other than those issued by ASML for members of the Board of Management, are incorporated in the Rules of Procedure of the Board of Management, which rules have been approved by the Supervisory Board. The regulations are drafted observing best practice provision II.2.6. of the Code. The complete Rules of Procedure are published on ASML’s website.
Determination and Disclosure of Remuneration
As previously stated, the AGM held on March 23, 2006 adopted ASML’s Remuneration Policy 2006. ASML also submitted for approval to the AGM held on March 23, 2006 the Stock Option and Stock Plans for the Board of Management, which plans were approved by the AGM.
The Report of the Supervisory Board as incorporated in ASML’s Annual Reports 2006 contains the principle items of the Remuneration Report of the Supervisory Board concerning the application of the Remuneration Policy 2006 of ASML. The Remuneration Report contains the elements recommended by the Code.
Best practice provisions II.2.10 e) and g) of the Code, recommend to describe the performance criteria and to provide a summary of the methods to determine the achievement of the performance criteria. ASML provides the quantitative performance criteria as well as a summary of the methods to determine the achievement of the performance criteria, but cannot give the exact target data, as this concerns highly competitive information, such as market share and gross margin. The Supervisory Board therefore feels that in light of its competitive sensitivity, it is justified not to publish more details of the targeted or actual quantitative performance levels used in the target setting under the Board of Management’s Remuneration Policy. Full disclosure is not in the interest of ASML, and therefore also not in the interest of shareholders. It is the Supervisory Board’s responsibility to set the actual targets for the variable part of the remuneration of the Board of Management taking into account the principle of reasonableness. The AGM endorsed this position in its meeting on March 23, 2006. In addition, the Monitoring Committee Corporate Governance Code in its report dated December 2005, acknowledged that quantitative performance criteria do not need to be disclosed in case of competitively sensitive information.
The external auditor shall audit the targets achieved, to provide additional assurance whether the performance targets set have been achieved.
The remuneration for the individual Board of Management members of ASML is determined by the Supervisory Board, upon a proposal from the Remuneration Committee, with reference to the Remuneration Policy 2006. The Remuneration Policy 2006 is posted on ASML’s Corporate Governance website and contains the quantitative performance criteria for the Board of Management. The level and structure of the remuneration of each of the members of the Board of Management is described in ASML’s Annual Reports 2006.
Conflicts of Interests
During the year 2006, no transactions occurred that could have given the appearance of conflicts of interests or that effectively involved conflicts of interests. In addition, during 2006 no transactions of material significance were entered into between ASML and a shareholder holding 10% or more shares in ASML’s capital.
III.     Supervisory Board
Role and Procedure
ASML’s Supervisory Board supervises the policies of the Board of Management and the general course of affairs of ASML and its subsidiaries. ASML’s Supervisory Board also supports the Board of Management with its advice. As a consequence of the two-tier structure prescribed by Netherlands company law, the Supervisory Board is a separate and independent body from the Board of Management and from ASML. This is reflected in, among others, the requirement prescribed by Netherlands law that Supervisory Board members cannot be members of the Board of Management and cannot be an employee of ASML.
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In fulfilling its role and responsibilities, the Supervisory Board takes into consideration the interests of ASML and its subsidiaries, as well as the relevant interests of ASML’s stakeholders. The Supervisory Board supervises and advises the Board of Management in performing its tasks, with a particular focus on:

1)	the achievement of ASML’s objectives;
2)	ASML’s corporate strategy and the risks inherent in the business activities;
3)	the structure and operation of the internal risk management and control systems;
4)	the reporting process; and
5)	compliance with legislation and regulations.
In the year 2006, the Audit Committee and Supervisory Board frequently discussed the corporate strategy, the risks of the business, and the internal risk management and control systems. ASML’s corporate strategy was approved by the Supervisory Board. In its report, the Supervisory Board describes its activities in the past financial year, as well as the number of meetings, the number of committee meetings, and the items discussed, both in the full Supervisory Board meetings, as well as in the committee meetings. The items discussed include those as required by the provisions of the Code (e.g. strategy, risks, the functioning of the Supervisory Board and its individual members, its composition, profile, the functioning of the Board of Management and its individual members, composition, succession) plus such items as deemed relevant, such as for example ASML’s financial position and ASML’s investor relations program. The report also contains the personal data of the members of the Supervisory Board.
The Rules of Procedure of the Supervisory Board reflect requirements of the Code as well as requirements based on the U.S. Sarbanes-Oxley Act and contain (corporate governance) practices that the Supervisory Board has developed over the past years. Items included are meetings, minutes, appointment, and meeting attendance of Supervisory Board members. The Rules of Procedure also address the Supervisory Board’s relationship with ASML’s Board of Management, ASML’s Works Council, and the General Meeting of Shareholders, as well as obtaining information from the Board of Management and external auditor necessary to be able to perform its tasks and responsibilities as a supervising body. The Supervisory Board may also obtain information from officers and external advisors of ASML, and shall be assisted herein by ASML.
The Rules of Procedure include the charters for the four committees of the Supervisory Board to which the Supervisory Board has assigned certain tasks: the Audit Committee, the Remuneration Committee, the Selection and Nomination Committee, and the Technology and Strategy Committee. In accordance with Netherlands law, the plenary Supervisory Board remains responsible for the fulfillment of its role and responsibilities even if the Supervisory Board has delegated some of its responsibilities to one or more of its committees.
Independence
The Supervisory Board is of the opinion that its current members are all independent as defined by the Code. The Rules of Procedure of ASML’s Supervisory Board includes the independence definition prescribed by the Code. However, in the future it could be possible that ASML needs to deviate from the independence definition, when considered necessary to nominate the most suitable candidate as a Supervisory Board member. The reason is that knowledge of and experience in the semiconductor industry is very important for ASML’s Supervisory Board to be able to perform their supervising function. Because this industry has relatively few players, ASML may want to nominate candidates for the Supervisory Board who do not fully comply with the criteria as listed under best practice provision III.2.2.c. of the Code. In those circumstances, ASML and the candidate will ensure that any such business relationship does not compromise the candidate’s independence.
Expertise, Composition, Appointment
The Supervisory Board currently consists of seven members, the minimum being three members. The Supervisory Board itself determines the number of Supervisory Board members required for the performance of its function.
Pursuant to the Large Company Regime, members of the Supervisory Board are appointed by the General Meeting of Shareholders from nominations of the Supervisory Board. Nominations must be explained and made available to the General Meeting of Shareholders and the Works Council simultaneously. Before the Supervisory Board presents its nominations, both the General Meeting of Shareholders and the Works Council may make recommendations (which the Supervisory Board may reject). In addition, the Works Council has a enhanced right to make recommendations for at least one-third of the members of the Supervisory Board, which recommendations may only be rejected by the Supervisory Board: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as Supervisory Board member. If no agreement can be reached between the Supervisory Board and the Works Council on these recommendations, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court of Appeal to declare its objection legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.
In 2005, Ms. H. van den Burg was nominated by the Supervisory Board in accordance with the enhanced recommendation right of the Works Council and was subsequently appointed by the General Meeting of Shareholders on March 24, 2005. For the AGM of 2006, the Works Council had the enhanced right to recommend another candidate for the Supervisory Board. Due to
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the fact that the Works Council needed more time to select a qualified candidate, the Supervisory Board and Works Council agreed to not nominate a candidate for the AGM 2006, but to either call an extra-ordinary shareholders meeting in the course of 2006, or to nominate a candidate for appointment for the AGM 2007, depending on the timing of selection. Ultimately it has been decided to put the appointment of the candidate on the agenda of the AGM in 2007.
Nominations of the Supervisory Board may be overruled by the General Meeting of Shareholders by an absolute majority of the votes, representing at least one-third of ASML’s outstanding share capital. If the votes cast in favor of such resolution do not represent at least one/third of the total outstanding capital, a new meeting can be convened at which the nomination can be overruled by an absolute majority if a nomination is overruled, the Supervisory Board will make a new nomination. If the General Meeting of Shareholders does not appoint the person nominated and does not resolve to reject the nomination, the Supervisory Board will appoint the nominated person.
Newly appointed Supervisory Board members will follow an introduction program, containing an overview of ASML’s history, organization and business in general, ASML operations, market, industry and technology, ASML’s financial and legal affairs, and ASML’s human resources organization and strategy. Furthermore, the Supervisory Board members discuss at least once per year the need for further training.
Supervisory Board members serve for a maximum term of four years from the date of their appointment, or a shorter period as may be set forth in the rotation schedule as adopted by the Supervisory Board, and may be re-appointed, provided that their entire term of office does not exceed twelve (12) years. The rotation schedule is available on ASML’s Corporate Governance website.
The General Meeting of Shareholders may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for reasons of lack of confidence. In such case the Enterprise Chamber shall appoint one or more members of the Supervisory Board at the request of the Board of Management.
The composition of the Supervisory Board is in accordance with its profile. The profile aims for an international and adequate composition reflecting the global business activities of ASML, as well as for an adequate level of experience in financial, economic, technological, social, and legal aspects of international business. The profile shall also be considered in case of re-appointment of Supervisory Board members. The profile is posted on ASML’s Corporate Governance website.
Mr. F. Fröhlich is considered to be the Supervisory Board’s financial expert, taking into consideration his extensive financial background and experience, especially as former CFO of Akzo Nobel N.V.
None of the Supervisory Board members exceeds the maximum number of five memberships of supervisory boards of Dutch listed companies, a chairmanship counting double, with the exception of Mr. Fröhlich. Mr. Fröhlich holds functions in four Dutch listed companies, but has accepted the chairmanship of the Supervisory Board of Draka Holding N.V. in March 2006, upon the decease of its chairman. Including the chairmanship of the Randstad Supervisory Board, this results in a total of six Supervisory Board memberships in Dutch listed companies as per the definition of the Code. Mr. Fröhlich is currently considering his Supervisory Board memberships to solve this issue.
Role of the Chairman of the Supervisory Board and the Company Secretary
The role and responsibilities of the Chairman of the Supervisory Board are described in its Rules of Procedure and follow the provisions related to this subject as described in the Code. The Chairman determines the agenda of the Supervisory Board meetings, taking into consideration the items that are required to be discussed, either by law or by corporate governance recommendations. The Chairman acts as the main contact between the Supervisory Board and the Board of Management and ensures the orderly and efficient proceedings at the General Meeting of Shareholders. The Chairman will also see to it that:

a)	the members of the Supervisory Board follow their introduction and training program;
b)	the members of the Supervisory Board receive in good time all information that is necessary for the proper performance of their duties;
c)	there is sufficient time for consultation and decision making by the Supervisory Board;
d)	the committees function properly;
e)	the performance of the Board of Management members and the Supervisory Board members is assessed once a year; and
f)	the Supervisory Board has proper contact with the Board of Management and the Works Council.
In March 2006, Mr. J. Dekker was appointed Vice Chairman of the Supervisory Board.
Neither the Chairman nor any other member of the Supervisory Board is a former member of ASML’s Board of Management.
The Supervisory Board is assisted in the performance of its duties by the Company Secretary. The Company Secretary sees to it that the correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and
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the obligations under ASML’s Articles of Association. The Company Secretary also sees to it that the corporate governance requirements related to the Supervisory Board are met. The Company Secretary assists the Chairman of the Supervisory Board in the organization of the affairs of the Supervisory Board and its committees (information, agenda, evaluation, introduction program, etc.). ASML’s Company Secretary was first appointed by the Supervisory Board in 2002. Because of the recommendation in the Code that the Company Secretary be appointed by the Board of Management, the Company Secretary was re-appointed by the Board of Management effective as of January 1, 2005. The Company Secretary may be dismissed by the Board of Management, after prior approval from the Supervisory Board. In addition, a deputy company secretary was appointed to assist the Company Secretary.
Composition and Role of the four Committees of the Supervisory Board
As previously described, ASML’s Supervisory Board has four committees: Audit Committee, Remuneration Committee, Selection and Nomination Committee, and the Technology and Strategy Committee. Their roles and functions are described in separate chapters in the Supervisory Board’s Rules of Procedure. The Report of the Supervisory Board contains a summary of the composition of the committees, the meetings, and items discussed in those meetings.
The committees report orally about the issues and items discussed in each meeting to the plenary Supervisory Board. In addition, the committees distribute their minutes to all members of the Supervisory Board, thus ensuring that the full Supervisory Board is aware of all issues and subjects that were discussed in the committee meetings in order to be able to make the appropriate decisions when and where necessary.
Annually, each committee performs a self-evaluation to assess the functioning of the committee and of the individual members.
Audit Committee
The Audit Committee meets at least four times per year and always before the publication of the quarterly and annual financial results, in which meetings also the press releases related to the results are discussed. In 2006, the Audit Committee met six times. Throughout the year, the Audit Committee focused intensely on the implementation and documentation of ASML’s internal risk management and control systems and related audit findings in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act, including the supervision of the enforcement of the relevant legislation and regulations. For more details about the internal risk management and control systems, reference is also made to the relevant paragraphs and chapters in the Annual Reports 2006. Also, the implications surrounding the new regulations with regard to the AFM were frequently discussed, and also the role and activities of the external auditor, including the progress on the execution of the annual Audit Plan, as well as the external auditor’s recommendations and observations. The recommendations and observations of the Internal Auditor are recurring subjects in the Audit Committee meetings.
ASML provides the Audit Committee with all relevant information to be able to supervise adequately and efficiently the provision of financial information by ASML. This includes, among others, information on the implementation of the new accounting standards in the Netherlands, IFRS, the choice of accounting policies, information about the handling of estimated items in the annual accounts, and the work of internal and external auditors. The Audit Committee also discusses and reviews at least once a year ASML’s tax planning policy, financing strategy, and the applications/ risks of information/ communication technology.
The Audit Committee, on behalf of the Supervisory Board, reviews and approves the fees of the external auditor. The Audit Committee shall be the first contact for the external auditor if he discovers irregularities in the content of the financial reports. The external auditor provides the Audit Committee regularly with an update on the actual costs, for both audit services and non-audit services, and the Audit Committee thereby monitors the independence of the external auditor. With respect to non-audit services, the external auditor only provides these in accordance with ASML’s pre-approval policy, which was approved by the Audit Committee, and which is posted on ASML’s Corporate Governance website. As a general rule, the external auditor is present at meetings of the Audit Committee. In general, after each Audit Committee where the external auditor is present, the Audit Committee meets with the external auditor without the Board of Management present, to discuss the relationship between the Audit Committee and the external auditor, the relationship between Board of Management and the external auditor, and any other issues that need to be addressed.
The Audit Committee generally invites ASML’s CEO, CFO, and Corporate Controller to its meetings. The Internal Auditor also attends these meetings, depending on the agenda items. From time to time, other ASML employees may be invited to Audit Committee meetings to address subjects that are of importance to the Audit Committee.
The Chairman of the Audit Committee is neither the Chairman of the Supervisory Board nor a former member of ASML’s Board of Management.
Remuneration Committee
The Remuneration Committee meets formally at least twice a year. In 2006, the Remuneration Committee met several other times to discuss various subjects, such as the Remuneration Policy 2006, the Remuneration Report 2006, the Stock Option
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plans, the remuneration package for the members of the Board of Management, as well as the targets for the Board of Management. Experts in the field of remuneration for members of Boards of Management in Netherlands listed companies assist the Remuneration Committee in its activities. The Chairman of the Remuneration Committee is neither the Chairman of the Supervisory Board, a former member of ASML’s Board of Management, nor a member of the board of management of another company. No member of the Remuneration Committee is a current member of the Board of Management of another Netherlands listed company.
As mentioned previously, in 2006 the Remuneration Policy 2004 for the Board of Management was revised. Based on the Remuneration Policy 2006, the Remuneration Committee made proposals for the remuneration of the individual Board of Management members for the year 2006. These proposals were adopted by the Supervisory Board. The proposals contain the following elements: the structure of the remuneration, base salary, variable parts of the remuneration, the shares or rights to shares to be granted, cash bonus, the performance criteria linked to the variable part of the remuneration, as well as the pension rights.
The Remuneration Committee prepared the Remuneration Report 2006 posted on ASML’s Corporate Governance website.
Selection and Nomination Committee
The Selection and Nomination Committee meets at least twice a year, and more frequently when deemed necessary. In 2006, the committee members met twice formally and several additional times on an ad hoc basis, and from time to time also with the Works Council, to discuss the selection of a Supervisory Board member to be recommended by the Works Council based on its enhanced recommendation right. The Selection and Nomination Committee also discussed selection criteria and appointment procedures for both Supervisory Board members and Board of Management members and assessed and discussed the size, composition, and current profile of the Supervisory Board. It also discussed the functioning of the individual Supervisory Board and Board of Management members. The Selection and Nomination Committee also addressed the selection criteria and appointment procedures for senior management.
With respect to the composition of the Supervisory Board, as already mentioned at the AGM of March 23, 2006, Mr. Bodt will retire by rotation on March 28, 2007 and is not available for re-appointment because of fulfillment of his twelve year term. The successor of Mr. Bodt as Chairman of the Supervisory Board will be selected by the Supervisory Board from among its members.
Technology and Strategy Committee
The Technology and Strategy Committee meets at least twice a year, and more frequently when deemed necessary. In 2006, the committee met three times. The Technology and Strategy Committee provides advice to the Supervisory Board with respect to ASML’s technological strategies and ASML’s technology and product roadmaps. External experts act — from time to time — as advisors of the Technology and Strategy Committee with respect to the subjects discussed in this committee.
Conflicts of Interest
Conflict of interests procedures are incorporated in the Supervisory Board’s Rules of Procedure and address the principle and the best practice provisions of the Code with respect to conflicts of interest to the fullest extent.
During the financial year 2006, no transactions occurred that could have given the appearance of conflicts of interest or that effectively involved conflicts of interest.
Remuneration of the Supervisory Board
The General Meeting of Shareholders determines the remuneration of the Supervisory Board members; the remuneration is not dependent on the results of the Company.
ASML shares or rights to acquire ASML shares are not a component of the remuneration of the Supervisory Board, and in case members acquire or have acquired ASML shares or rights to acquire ASML shares, these must be for the purpose of long-term investment only. No member of ASML’s Supervisory Board owns ASML shares or rights to acquire ASML shares. In concluding transactions in ASML shares, Supervisory Board members need to comply with ASML’s Insider Trading Rules applicable at that moment. Detailed information on the Supervisory Board’s remuneration can be found in the Annual Reports 2006.
Regulations regarding ownership of and transactions in other securities than those issued by ASML for members of the Supervisory Board are incorporated in the Rules of Procedure of the Supervisory Board. The regulations are drafted observing best practice provision III.7.3. of the Code. The regulations for trading in securities other than ASML securities are posted on ASML’s Corporate Governance website as part of the complete Rules of Procedure.
ASML has not granted any personal loans, guarantees, or the like to members of the Supervisory Board. ASML’s Articles of Association provide for the indemnification of the members of the Supervisory Board against financial losses that are a direct
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result of their tasks as members of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Supervisory Board member. ASML has further implemented the indemnification of the members of the Supervisory Board by means of separate indemnification agreements.
IV.     Shareholders and General Meeting of Shareholders
Powers
A General Meeting of Shareholders is held at least once a year and generally takes place in Eindhoven or in Veldhoven. In this meeting, at least the following items are discussed and/or approved:

•	the written report of the Board of Management containing the course of affairs in ASML and the conduct of the management during the past financial year;
•	the adoption of the annual accounts;
•	ASML’s reserves and dividend policy and justification thereof by the Board of Management;
•	the discharge of the members of the Board of Management in respect of their management during the previous financial year;
•	the discharge of the members of the Supervisory Board in respect of their supervision during the previous financial year;
•	each substantial change in the corporate governance structure of ASML; and
•	any other item the Board of Management or the Supervisory Board may place on the agenda.
The Board of Management requires the approval of the General Meeting of Shareholders and the Supervisory Board for resolutions regarding a significant change in the identity or character of ASML or its business, including in any event: a) a transfer of the business or virtually all of the business to a third party; b) entry into or termination of long-term cooperation by ASML or a subsidiary with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for ASML; and c) an acquisition or disposal by ASML or a subsidiary of a participation in the capital of another company, the value of which equals at least one third of the amount of the assets according to the consolidated balance sheet with explanatory notes attached to the Annual Accounts as most recently adopted.
Proposals placed on the agenda by the Supervisory Board, the Board of Management, or shareholders submitted in accordance with the provisions of ASML’s Articles of Association are discussed and resolved upon.
A routine agenda item is ASML’s request for limited authorization for the Board of Management to issue (rights to) shares in the outstanding capital, and to exclude pre-emptive shareholders rights for such issuances. In fact this agenda item includes two elements: 1) the authorization to the Board of Management to issue (rights to) shares in ASML’s capital; and 2) the authorization to exclude pre-emptive rights in relation to the above share issue.
It is important for ASML to be able to issue (rights to) shares and to exclude the pre-emptive shareholders’ rights in situations where it is imperative to be able to act quickly, for example when financial opportunities arise or when stock option plans need to be executed to attract and retain top talent. This authorization has been used in the past especially to optimize the financial position of ASML. Given the dynamics of the global capital markets, such financing transactions will need to be executed in the shortest window of opportunity. The opportunity to issue shares or rights to shares, such as convertible bonds, will be limited when ASML needs to ask prior approval to issue shares and/ or to exclude the shareholders’ pre-emptive rights and may thus hinder the financial flexibility of ASML.
Another standard and recurring agenda item is the authorization to repurchase ASML shares up to a maximum of 10% of the outstanding capital for valuable consideration, valid for a period of 18 months following the approval. For the authorization a simple majority is required and the Board of Management needs to obtain the approval of the Supervisory Board for the repurchase of ASML shares.
On July 13, 2006 ASML completed its 2006 share buy back program, representing 5.25% of its issued shares. ASML intends to cancel its repurchased shares; a proposal to effect such cancellation will be put on the agenda for the AGM of 2007.
Furthermore, in order to mitigate the potential dilution due to the issuance of shares from ASML’s convertible bonds due October 2006, additional shares were bought back pursuant to the call option transaction announced on October 9, 2006. These shares have subsequently been reissued in order to satisfy the conversion rights of holders of ASML’s 5.75 percent Convertible Subordinated Notes. In aggregate, ASML bought back 8.33% of its issued share capital in 2006.
The Board of Management or Supervisory Board may convene Extraordinary General Meetings as often as they deem necessary. Such meetings must be held if one or more shareholders and others entitled to attend the meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board of Management and the Supervisory Board, specifying in detail the items to be discussed.
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Logistics of the General Meeting of Shareholders
To facilitate the attendance of shareholders at ASML’s General Meetings of Shareholders, ASML may set a record date for the exercise of voting rights and the rights relating to the General Meeting of Shareholders. ASML has done so in recent years and intends to continue to do so. Shareholders registered at such date are entitled to attend the meeting and to exercise other shareholder rights during the meeting, notwithstanding subsequent sale of their shares after the record date. The advantage of a record date is the limitation of the blocking period before the General Meeting of Shareholders, during which period shareholders cannot trade in ASML shares. The record date will be published in advance of every General Meeting of Shareholders.
Per an amendment of law, effective January 1, 2007, the record date can be a maximum of thirty (30) days before the AGM, instead of seven days as before. In line with the amendment of the Articles of Association on April 13, 2006, which amendment provided for setting a record date to the term as permitted by law, AMSL is considering to set its record date between 21 and 30 days before the AGM. The purpose of setting a record date one month before the AGM is to facilitate the custodians’ administrative process for the registration of shareholders who want to attend the AGM, with immediate effect that the blocking period previously used will not be applied anymore.
Convocation of the General Meeting of Shareholders shall take place, in accordance with Netherlands law and ASML’s Articles of Association, at least 15 days before the meeting. The past few years, ASML’s practice was to aim for publication of the convocation at least three weeks in advance. The Board of Management and Supervisory Board shall provide the shareholders with facts and circumstances relevant to the proposed resolutions for which an approval right is granted to the General Meeting of Shareholders, through an explanation to the agenda, as well as other documents necessary and/or helpful for this purpose. All documents relevant to the General Meeting of Shareholders, including the agenda with explanations, shall be posted on both ASML’s Investor Relations and Corporate Governance websites.
Resolutions taken at the General Meeting of Shareholders shall be recorded, if required, by a civil law notary and co-signed by the Chairman of the meeting and will thereafter be made available on ASML’s website. In 2006, ASML published within 15 days after the meeting on its website a break down of the votes cast, and will continue to do so in the future.
The draft minutes of the General Meeting of Shareholders are available, upon request, no later than three months after the meeting. Shareholders are given the opportunity to provide their comments in the subsequent three months, and thereafter the minutes are adopted by the Chairman and the other person appointed by the Chairman for this purpose at the beginning of the meeting. The adopted minutes are also available on ASML’s website. In addition, ASML shall send by mail the draft minutes and/or the adopted minutes to those shareholders who have requested to receive the draft and/or adopted minutes in this manner.
ASML shareholders may appoint a proxy who can vote on their behalf in the General Meeting of Shareholders. ASML also uses an internet proxy voting system to give shareholders the opportunity to vote “from a distance”, thus facilitating the shareholder participation without having to attend in person. Shareholders who voted through internet proxy voting were required to appoint a proxy to officially represent them at the General Meeting of Shareholders.
With respect to the depositary receipts for shares: ASML does not cooperate with the issuance of such depositary receipts.
Information to the Shareholders
To ensure fair disclosure, ASML strives that company information that may influence the share price is distributed to shareholders and other parties in the financial markets simultaneously and through means that are public to all interested parties. When ASML’s annual and quarterly results are published by means of a press release, interested parties, including shareholders, can participate through conference calls and can view the presentation of the results on ASML’s website. In 2006 for each quarterly results announcement, ASML held a single conference call for both investors and media to further ensure ASML’s continuous compliance with new disclosure regulations as enforced by the Netherlands Authority for the Financial Markets (AFM), the supervising authority for disclosure matters in the Netherlands. The schedule for communicating the annual financial results 2006 was published through a press release and posted on ASML’s website. In addition, ASML provides information to its shareholders at ASML’s General Meeting of Shareholders.
It is ASML’s policy to post the presentations given to analysts and investors at investor conferences throughout the year. Information regarding presentations to investors and analysts and conference calls are announced in advance on ASML’s website; reference is made to ASML’s financial calendar as published on ASML’s Investor Relations website. Meetings and discussions with investors and analysts shall in principle not take place shortly before publication of regular financial information. ASML does not in advance assess, comment upon, or correct analysts’ reports and valuations, other than to comment on factual errors. ASML does not pay any fees to parties carrying out research for analysts’ reports, or for the production or publication of analysts’ reports and takes no responsibility for the content of such reports.
ASML STATUTORY ANNUAL REPORT 2006

At the General Meeting of Shareholders, the Board of Management and the Supervisory Board provide shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. In case of an overriding interest, the Board of Management and Supervisory Board provide their arguments to the extent possible.
Furthermore, ASML’s Corporate Governance website provides links to websites that contain information about ASML that ASML published or deposited in accordance with applicable rules and regulations.
With respect to ASML’s anti-takeover measures, all issued priority shares were converted into ordinary shares as per the amendment to ASML’s Articles of Association on April 13, 2006. The Articles of Association do no longer provide for the issuance of priority shares. The “Stichting Prioriteitsaandelen ASML Holding N.V.” (the Priority Shares Foundation) was dissolved on July 1, 2006. ASML still has a Preference Shares Foundation. The mechanisms of this Foundation are described in more detail in the Annual Reports 2006.
Relationship with Institutional Investors
ASML considers it to be in its interest that institutional investors increase their participation at the General Meeting of Shareholders. Several measures have been taken in the past few years to increase the participation rate, including applying a record date, and providing internet proxy voting. In addition, ASML has taken on to actively approach its institutional investors to increase their participation at the General Meeting of Shareholders, and ASML will continue to do so. To assist ASML in increasing and facilitating the communication with its institutional investors, ASML has engaged the services of a proxy solicitation organization. ASML also joined a pilot initiated by some first line custodians as well as some sub-custodians in the Netherlands, to not use a blocking period for shareholders who wished to attend, in person or by proxy, ASML’s AGM on March 23, 2006. These two actions together more than tripled ASML’s participation rate in the AGM 2006.
For AGM’s in the near future, ASML is further investigating possible measures to encourage investors to participate in General Meetings of Shareholders. In line with Eumedion’s spearheads letter, ASML is considering to propose this year to amend ASML’s Articles of Association in such a manner that the Board of Management can decide, also depending on the practical and legal implications of such a system, to use electronical means to participate in and vote at ASML’s AGM, without having to appoint a proxy.

V.	The Audit of Financial Reporting and the Position of the Internal and External Auditor Function
Financial Reporting
ASML has comprehensive internal procedures in place for the preparation and publication of Annual Reports, annual accounts, quarterly figures, and all other financial information. These internal procedures are frequently discussed in the Audit Committee and the Supervisory Board. The Disclosure Committee assists the Board of Management in overseeing ASML’s disclosure activities and ensures compliance with applicable disclosure requirements arising under U.S. and Netherlands law and regulatory requirements.
With respect to the determination by the Audit Committee of the activities of the external auditor in relation to the financial reports other than the annual accounts, the Audit Committee reviews and determines the external auditor’s Audit Plan for the audits planned during the financial year. The activities of the external auditor relating to the content and publication of financial reports besides the annual accounts are also part of the Audit Plan, and as such the Audit Committee determines the role of the external auditor in the activities relating to the reporting of financial results other than the annual accounts.
Appointment, Role, Assessment of the Functioning of the External Auditor, and his Remuneration
In accordance with Netherlands law, ASML’s external auditor is appointed by the General Meeting of Shareholders and is nominated for appointment by the Supervisory Board upon advice from the Audit Committee and the Board of Management. ASML’s current external auditor, Deloitte Accountants B.V. (“Deloitte”), was appointed by the General Meeting of Shareholders in 1995.
In 2005, ASML’s Board of Management and Audit Committee conducted a detailed and formal assessment of the quality of the performance of the external auditor over the financial year 2004, and presented its conclusion to the AGM held on March 24, 2005. The Board of Management and the Audit Committee concluded that they were satisfied with the performance of the external auditor. Three aspects to which special attention was paid in the evaluation of the performance were: the level of independence, rotation of partners, and the proportion of the audit versus non-audit fees. The external auditor’s policy is balanced with on the one hand, a critical attitude and, on the other hand, understanding of ASML’s specific demands. Since the formal evaluation in 2005, the external auditor’s performance is continuously assessed by the Board of Management and the Audit Committee in the Audit Committee meetings, as well as in one-on-one sessions with respectively ASML’s Board of
ASML STATUTORY ANNUAL REPORT 2006

Management and Audit Committee. The external auditor is functioning to the satisfaction of both the Audit Committee and the Board of Management.
It is however the intention to perform another formal and detailed evaluation of the external audit firm after the rotation of Mr. J.G.C.M. Buné, the responsible audit partner of ASML’s external audit firm. In accordance with the audit partner rotation requirements of the SEC, Mr. Buné will rotate after a maximum period of five years, which is after finalization of the audit of the financial year 2006.
Annually, the Board of Management and the Audit Committee report on the relationship with the external auditor to the Supervisory Board, including the required auditor independence (for example the provision of non-audit services by the external auditor or the desirability of rotating the responsible partner of the external auditor).
The external auditor is present at ASML’s shareholder meetings to respond to questions, if any, from the General Meeting of Shareholders about its auditors’ opinion on the financial statements.
The Audit Committee, on behalf of the Supervisory Board, approves the remuneration of the external auditor as well as the non-audit services to be performed, after consultation with the Board of Management. It has been agreed among the members of the Supervisory Board and the Board of Management that the Audit Committee has the most relevant insight and experience to be able to approve both items, and therefore the Supervisory Board has delegated these responsibilities to the Audit Committee. Non-audit services performed by the external auditor (mainly tax-services) formed 24% of the external auditor’s services in 2006.
In general, the external auditor attends all meetings of the Audit Committee, unless this is deemed not necessary by the Audit Committee. The findings of the external auditor are discussed at these meetings. The Audit Committee reports on all issues discussed with the external auditor to the Supervisory Board, including the external auditor’s report with regard to the audit of the annual accounts as well as the content of the annual accounts. In the audit report, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters requiring communication under the auditing standards generally accepted in the Netherlands and in the United States.
Internal Auditor Function
The internal audit function of ASML forms one of the key elements to address the topics of risk management and internal control over financial reporting as required under the Code and the Sarbanes-Oxley Act, respectively. To ensure the independence of this function, the Director Internal Audit reports to the Board of Management and the Audit Committee. The external auditor and the Audit Committee are involved in drawing up the work schedule and audit scope of the internal auditor, and also take regard of the findings of the internal auditor.
VI.     Required information Article 10 Takeover Directive
General
The EU Takeover Directive requires that listed companies publish additional information providing insight into defensive structures and mechanisms which they apply. The relevant provision has been implemented into Netherlands law by means of a decree of April 5, 2006. Pursuant to this decree, Netherlands companies whose securities have been admitted to trading on a regulated market have to include information in their annual report which could be of importance for persons who are considering taking an interest in the company This information comprises of, amongst others:

(i)	the capital structure of the company;
(ii)	restrictions on the transfer of securities and on voting rights;
(iii)	special powers conferred upon the holders of certain shares;
(iv)	the rules governing the appointment and dismissal of board members and the amendment of the articles of association;
(v)	the rules on the issuing and the repurchasing of shares by the company;
(vi)	significant agreements to which the company is a party and which contain change of control rights (except where their nature is such that their disclosure would be seriously prejudicial to the company); and
(vii)	agreements between the company and its board members or employees providing for a “golden parachute”.
In this paragraph the Board of Management and the Supervisory Board provide for an explanation to the information — if applicable to ASML — as required under the Resolution Article 10 of the Takeover Directive.
Share capital
ASML’s authorized share capital consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued.
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Our Board of Management has the power to issue shares if and to the extent the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association). However, the Supervisory Board must approve any issuance of shares.
Ordinary shares
At our annual General Meeting of Shareholders, held on March 23, 2006, the Board of Management was granted the authorization to issue shares and/or rights thereto. This authorization is limited to (i) 10% of the issued capital at the time of the authorization, plus (ii) an additional 10% of the issued capital at the time of the authorization, which 10% can only be used in connection with or on the occasion of mergers and/or acquisitions.
At our annual General Meeting of Shareholders to be held on March 28, 2007, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through September 28, 2008, representing up to a maximum of 5% of our issued share capital as of the date of authorization (March 28, 2007), plus an additional 5% of our issued share capital as of the date of authorization (March 28, 2007) that may be issued in connection with mergers and acquisitions.
Holders of our ordinary shares have a pro rata preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or eliminated. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to limit or eliminate the preemptive rights of holders of ordinary shares. A designation may be renewed. At our annual General Meeting of Shareholders, held on March 23, 2006, the Board of Management was granted the authorization, subject to the aforementioned approvals, to limit or eliminate preemptive rights of holders of ordinary shares. At our annual General Meeting of Shareholders to be held on March 28, 2007, our shareholders will be asked to grant this authority through September 28, 2008. At this annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares or options separately. These authorizations will each be granted for a period of 18 months.
The Company may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Netherlands law and provided the aggregate nominal value of the ordinary shares held by ASML or a subsidiary at any time amounts to no more than one-tenth of our issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of a resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 23, 2007 up to a maximum of 10% of our issued share capital as of the date of authorization (March 23, 2006) at a price between the nominal value of the ordinary shares purchased and 110% of the market price of these securities on Euronext Amsterdam or Nasdaq. At our annual General Meeting of Shareholders to be held on March 28, 2007, our shareholders will be asked to extend this authority through September 28, 2008.
Cumulative preference shares
In 1998, the Company granted to the foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in the capital of the Company (the “Preference Share Option”). This option was amended and extended in 2003. The object of the Foundation is to protect the interests of the Company and the enterprises maintained by it. The cumulative preference shares have the same voting rights as ordinary shares but are entitled to dividends on a preferential basis at a percentage based on EURIBOR plus 2%.
The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares equal to the number of ordinary shares outstanding at the time of exercise of the Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the cumulative preference shares. The cumulative preference shares may be cancelled and repaid by the Company upon the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. Exercise of the Preference Share Option would effectively dilute the voting power of the ordinary shares then outstanding by one-half.
Limitations to transfers of shares in the share capital of ASML
There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML as to the transfer of shares in the share capital of ASML.
Reporting obligations under the Wft
Holders of our shares may be subject to reporting obligations under the Act on the supervision of financial markets (Wet op het financieel toezicht, the “Wft”).
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The disclosure obligations under the Wft apply to any person or entity that acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands whose shares are admitted to trading on a regulated market within the European Union (the “EU”). Disclosure is required when, as a result of an acquisition or disposal, the percentage of voting rights or capital interest acquired or disposed of by a person or an entity reaches, exceeds or falls below 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 or 95 percent. With respect to ASML, the Wft would require any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) immediately.
According to AFM’s public registry (www.afm.nl/registers) on January 26, 2007, the following notifications of capital interest above 5% have been made pursuant to the Wft:

Capital Group International Inc.	8.58%	shares
Capital Research and Management Company	7.90%	shares and 0.27% option rights
ASML Holding N.V.	5.24%	shares
Stichting Preferente Aandelen ASML	100%	option rights

Special voting rights on the issued shares
There are no special voting rights on the issued shares in the share capital of ASML.
Limitation voting rights on shares
There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML, to hold or vote ordinary shares.
Appointment Board of Management and Supervisory Board. Amendment Articles of Association
Board of management
The rules governing the appointment and dismissal of members of the Board of Management are described in paragraph II. above.
Supervisory board
The rules governing the appointment and dismissal of members of the Supervisory Board are described in paragraph III. above.
Amendment of the Articles of Association
The General Meeting can resolve to amend the Articles of Association of the Company. The (proposed) amendment requires the approval of the Supervisory Board.
A resolution to amend the Articles of Association is adopted at a General Meeting at which more than one half of the issued share capital is represented and with at least three-fourths of the votes cast; if the required share capital is not represented at a meeting convened for that purpose, a subsequent meeting shall be convened, to be held within four weeks of the first meeting, at which, irrespective of the share capital represented, the resolution can be adopted with at least three-fourths of the votes cast. If a resolution to amend the Articles of Association is proposed by the Board of Management, the resolution will be adopted with an absolute majority of votes cast irrespective of the represented share capital at the General Meeting.
The complete proposals should be made available for inspection by the shareholders and the others entitled to attend meetings at the office of the Company and at a banking institution designated in the convocation to the general meeting of shareholders, as from the date of said convocation until the close of that meeting. Furthermore, the Company must consult Euronext Amsterdam N.V., before the amendment is proposed to its shareholders.
Severance payments under agreements with members of Board of Management
The employment agreements with Messrs. P. Wennink and M. van den Brink do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments will be according to applicable law.
The employment agreements with Messrs. E. Meurice and K. Fuchs contain specific provisions regarding those benefits. If ASML gives notice of termination of the employment agreement for reasons which are not exclusively or mainly found in acts or omissions on the side of Mr. E. Meurice or Mr. K. Fuchs respectively, a severance amount equal to one year base salary will be made available upon the effective date of termination. This severance payment will also be made available in case Mr. Meurice or Mr. Fuchs gives notice of termination of the employment agreement in connection with a substantial difference of opinion between the respective executive and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.
ASML STATUTORY ANNUAL REPORT 2006

Furthermore, Messrs. Meurice and Fuchs shall also be entitled to the aforementioned severance amounts in the event ASML or its legal successor gives notice of termination in connection with a Change of Control (as defined in the employment agreement) or if Mr. Meurice or Mr. Fuchs gives notice of termination, which is directly related to such Change of Control and such notice is given within twelve months from the date on which the Change of Control occurs.
VII.     Deviations from the Code
For clarity purposes, ASML lists below its deviations from the Code and reasons for doing so. The deviations follow the order of the recommendations in the Code.
II.2.I/ II.2.2
Members of ASML’s Board of Management receive conditional performance stock options, whereby the amount of performance stock options awarded depends on the achievement after one year of the quantitative Return on Invested Capital performance criterion (see the paragraph on the remuneration of the Board of Management). The conditionally granted options may not be exercised in the first three years after the date of conditional grant. The exercise price is the official price of the underlying stock on the day of publication of the annual results of the year to which the performance stock option plan relates.
The method as used by ASML is thus a mixture of the best practices II.2.I and II.2.2.: performance options are granted conditionally, subject to achievement of performance criteria and will not be exercised in the first three years after date of conditional grant.
With regard to Mr. Fuchs’ sign-on stock options: these were granted without any performance requirements, as they were meant to compensate for financial consequences when resigning from his previous employer. The sign-on stock options were granted under the applicable terms and conditions for new hire stock-options, and include an embargo period of 3 years. The grant of these stock options was approved by the AGM in March 2006.
II.2.3
Although ASML does not consider ASML’s execution of this best practice a deviation from the Code, it could be interpreted as such.
Performance stock is awarded, for no financial consideration, after fulfillment of predetermined performance targets over a three-year period.
Once the stock is released, the stock will be retained for a period of at least two years after the date of release or until at least the time of termination of employment, if this period is shorter.
The date of release lies three years after the original date of target setting, and the members of the Board of Management have to retain the stock for at least two subsequent years. Accordingly, the total period before one obtains full rights to the stock will be five years. The Remuneration Committee feels that the total resulting period is in compliance with the Code. The AGM approved the performance stock option and share plans for the Board of Management on March 23, 2006.
With respect to the sign-on stock awarded to Mr. Fuchs upon his appointment to the Board of Management of ASML, these are awarded without any financial consideration and without any performance requirements, as they were meant to compensate for financial consequences when resigning from his previous employer. There is no obligation to retain the sign-on stock for a certain period. The grant of the sign-on stock was approved by the AGM in March 2006.
II.2.7
The employment contracts of the members of the Board of Management appointed before March 31, 2004, being Messrs. P. Wennink and M. van den Brink, are being honored, including all rights and obligations under these contracts. This implies that the appointment of Messrs. Wennink and Van den Brink as members of the Board of Management will be for an indefinite period of time, and that their potential severance payments will be according to applicable law. Although ASML does not consider this to be contrary to the recommendations in the Code, it may be considered a deviation from the Code.
II.2.8
ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management. However, stock option plans that were issued before 2001 were constructed with a virtual financing arrangement in compliance with the applicable laws and after obtaining the necessary corporate approvals, whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management (being Messrs. Van den Brink and Wennink) subject to the Netherlands tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the loans are forgiven. ASML’s
ASML STATUTORY ANNUAL REPORT 2006

Supervisory Board approved the Stock Option Plans 2000 at the time, including the loans, as these were part of the Stock Option Plan.
II.2.10 e) and g)
In these best practices of the Code, it is recommended to describe the performance criteria and to provide a summary of the methods to determine the achievement of the performance criteria. ASML does provide the quantitative performance criteria as well as a summary of the methods to determine the achievement of the performance criteria, but cannot give the exact target data, as this concerns highly competitive information, such as market share and gross margin. The Supervisory Board therefore feels that in light of its competitive sensitivity, it is justified not to publish more details of targeted or actual quantitative performance levels used in the target setting under the Board of Management’s Remuneration Policy. Full disclosure is not in the interest of ASML, and therefore also not in the interest of the shareholders. It is the Supervisory Board’s responsibility to set the actual targets for the variable part of the remuneration of the Board of Management taking into account the principle of reasonableness.
The General Meeting of Shareholders endorsed this position in its meeting on March 23, 2006. In addition, the Monitoring Committee Corporate Governance Code in its report dated December 2005 acknowledged that quantitative performance criteria do not need to be disclosed in case of competitive sensitive information.
III.3.4
None of the Supervisory Board members exceeds the maximum number of five memberships of supervisory boards of Netherlands listed companies, a chairmanship counting double, with the exception of Mr. Fröhlich. Mr. Fröhlich holds functions in four Netherlands listed companies, but has accepted the chairmanship of the Supervisory Board of Draka Holding N.V. in March 2006, upon the decease of its chairman. Including the chairmanship of the Randstad Supervisory Board, this results in a total of six Supervisory Board memberships in Netherlands listed companies as per the definition of the Code. Mr. Fröhlich is currently considering his Supervisory Board memberships to solve this issue.
The Board of Management and the Supervisory Board,
Veldhoven, January 26, 2007
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Management Board Report
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. ASML technology transfers circuit patterns onto silicon wafers to make integrated circuits. This technology is key to making integrated circuits smaller, faster and cheaper. Our technology is known as optical lithography. ASML systems are called steppers and Step & Scan tools (scanners). They use a photographic process to image nanometric circuit patterns onto a silicon wafer, much like a camera prints an image on film. Most of the major semiconductor manufacturers are ASML customers. We are committed to providing customers with the right technology that is production-ready at the right time. Doing so enables our customers and their customers to sustain their competitive edge. ASML’s largest business focuses on lithography systems for 200- and 300-millimeter diameter wafer manufacturing.
ASML’s corporate headquarters is in Veldhoven, the Netherlands. The company has lithography research, development and manufacturing operations in Wilton, Connecticut, United States and Veldhoven, the Netherlands. Training and application facilities are located in Asia, Europe and the United States. ASML operates in 14 countries and over 60 sales and service locations. We have experts located at customer sites, backed by a global pool of ASML engineers and other professionals. ASML’s largest business focuses on lithography systems for 200- and 300-millimeter wafer manufacturing. Nikon Corporation (“Nikon”) and Canon Kabushika Kaisha (“Canon”), both based in Japan, are the Company’s main competitors in the global lithography equipment market.
The ASML TWINSCANtm lithography system exemplifies our technology leadership. It is the industry’s only dual-stage system that allows exposure of one wafer while simultaneously measuring another wafer. Another example of ASML technology leadership is our immersion lithography system. It replaces the air over the wafer with fluid to enhance focus and shrink circuit dimensions. These technologies mean greater productivity for our customers.
Our business model is derived from our “Value of Ownership” concept which is based on the following principles:

•	offering ongoing improvements in productivity, imaging and overlay by introducing advanced technology based on modular platforms;
•	providing customer services that ensure rapid, efficient installation and superior on-site support and training to optimize manufacturing processes and improve productivity;
•	maintaining appropriate levels of research and development to offer the most advanced technology suitable for high-throughput and low-cost volume production at the earliest possible date;
•	enhancing the capabilities of the installed base through ongoing field upgrades of key value drivers (productivity, imaging and overlay) based on further technology developments;
•	reducing the cycle time between customer order of a system and the use of that system in volume production on-site;
•	expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners;
•	improving the reliability and uptime of our installed system base; and
•	providing re-marketing services that effectively increase residual value by extending the life of equipment.
Our business model is based on outsourcing production of a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the assembly, fine tuning and testing of a finished system from components and subassemblies that are manufactured to our specifications by third parties and by us, and which we test prior to assembly. All of our manufacturing activities (subassembly, final assembly and system testing) are performed in one clean room facility located in Veldhoven, the Netherlands, and one clean room facility in Wilton, Connecticut. We procure stepper and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as “value sourcing” which is based on competitive performance in quality, logistics, technology and total cost. The essence of value sourcing is to maintain a supply base that is world class, globally competitive and globally present.
Our value sourcing strategy is based on the following strategic principles:

•	maintaining long-term relationships with our suppliers;
•	sharing risks and rewards with our suppliers;
•	dual sourcing of knowledge, globally, together with our suppliers; and
•	single, dual or multiple sourcing of products, where possible or required.
ASML STATUTORY ANNUAL REPORT 2006

Value sourcing is intended to align the performance of our suppliers with our requirements on quality, logistics, technology and total costs.
Zeiss is our sole external supplier of main optical systems and one of the suppliers of other components. Total purchased value from Zeiss accounted for between 20 percent and 50 percent of our cost of goods sold, depending on product type. In 2006 approximately 34 percent of our aggregate cost of goods sold was purchased from Zeiss.
Zeiss currently is capable of manufacturing a limited number of lenses and optical components for our stepper and scanner systems and is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. During 2006, we were in some cases constrained by the number of lenses that Zeiss could produce.
In addition to Zeiss, we also rely on other outside vendors for the components and subassemblies used in our systems, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these components and subassemblies. During 2006, we were in some cases constrained by the number of excimer laser illumination systems that we could obtain from Cymer.
Risk Factors
In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations.
Summary
Risks Related to the Semiconductor Industry

•	The semiconductor industry is highly cyclical and we may be adversely affected by any future downturns;
•	Our business will suffer if we do not respond rapidly to commercial and technological changes in the semiconductor industry;
•	We face intense competition; and
•	Industry alliances may not select our equipment.
Risks Related to ASML

•	The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components;
•	A high percentage of net sales is derived from a few customers;
•	The pace of introduction of our new products is accelerating and is accompanied by potential design and production delays and by significant costs;
•	We derive most of our revenues from the sale of a relatively small number of products;
•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business;
•	Defending against intellectual property claims by others could harm our business;
•	We are subject to risks in our international operations;
•	We are dependent on the continued operation of a limited number of manufacturing facilities;
•	Because of labor laws and practices, any workforce reductions that we may wish to implement in order to reduce costs company-wide may be delayed or suspended;
•	Non-compliance with or a change in environmental laws and regulations could harm our results of operations;
•	Fluctuations in foreign exchange rates could harm our results of operations;
•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire; and
•	Our business and future success depend on our ability to attract and retain sufficient, educated and skilled employees.
Risks Related to Our Ordinary Shares

•	The price of our ordinary shares is very volatile; and
•	Restrictions on shareholder rights may dilute voting power.
Risks Related to the Semiconductor Industry
The Semiconductor Industry is Highly Cyclical and We May Be Adversely Affected by Any Future Downturns
As a supplier to the global semiconductor industry, we are subject to the industry’s business cycles, the timing, duration and volatility of which are difficult to predict. The semiconductor industry has historically been cyclical. Sales of our photolithography
ASML STATUTORY ANNUAL REPORT 2006

systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

•	the current and anticipated market demand for semiconductors and for products utilizing semiconductors;
•	semiconductor prices;
•	semiconductor production costs; and
•	general economic conditions.
Changes in demand for our products as a result of these business cycles have been affected by the timing and amounts of customers’ capital equipment purchases and investments in new technology. Future reductions or delays in capital equipment purchases by our customers could have a material adverse effect on our business, financial condition and results of operations.
In anticipation of periods of increasing demand for semiconductor manufacturing equipment, we must maintain sufficient manufacturing capacity and inventory, and we must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited and our products require significant lead time to complete. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost revenues and damage to customer relationships.
Conversely, in an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the number of lithography systems we must sell in a year to achieve net income. If we are unable to lower costs in an industry downturn, our net income may decline significantly. As we need to keep certain levels of inventory on hand to meet anticipated product demand, we also incur increased costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on prices, which has had in the past, and could have in the future, a material adverse effect on our business, financial condition and results of operations.
Our Business Will Suffer If We Do Not Respond Rapidly to Commercial and Technological Changes in the Semiconductor Industry
The semiconductor manufacturing industry is subject to:

•	rapid change towards more complex technologies;
•	frequent new product introductions and enhancements;
•	evolving industry standards;
•	changes in customer requirements; and
•	continued shortening of product life cycles.
Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology. Our success in developing new products and in enhancing our existing products depends on a variety of factors, including the successful management of our research and development programs and timely completion of product development and design relative to competitors. If we do not develop and introduce new and enhanced systems at competitive prices and on a timely basis, our customers will not integrate our systems into the planning and design of new fabrication facilities and upgrades of existing facilities, which would have a material adverse effect on our business, financial condition and results of operations.
In addition, we may invest considerable financial and other resources to develop and introduce new products and product enhancements, such as Extreme Ultraviolet lithography (“EUV”), that our customers may not ultimately adopt. If our customers do not adopt these new technologies, products or product enhancements that we develop due to a preference for more established technologies and products or for other reasons, we would not recoup any return on our investments in these technologies or products, which may result in charges to our statement of operations and materially and adversely affect the future growth of the Company.
We Face Intense Competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our markets are:

•	the technical performance characteristics of a photolithography system;
•	the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support; and
•	the strength and breadth of our portfolio of patents and other intellectual property rights.
Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights.
ASML STATUTORY ANNUAL REPORT 2006

The costs to develop new systems, in particular photolithography systems, are extremely high and accordingly, the photolithography equipment industry is characterized by fierce competition among a few suppliers. ASML’s primary competitors are Nikon Corporation (“Nikon”) and Canon Kabushika Kaisha (“Canon”). Nikon and Canon are the dominant suppliers in the Japanese market, which accounts for a significant portion of worldwide semiconductor production. This market historically has been difficult for non-Japanese companies to penetrate.
Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, and may cause a decline in our sales or loss of market acceptance for our photolithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar could further intensify price-based competition in those markets that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.
Industry Alliances May Not Select our Equipment
Increasingly, our customers are entering into alliances or other forms of cooperation with one another to expedite the development of processes and other manufacturing technologies. One of the results of such a form of cooperation may be the definition of a system or particular tool set for a certain function or a series of process steps that use a specific set of manufacturing equipment. These decisions could work to our disadvantage if a competitor’s equipment becomes the standard equipment for such function or process. Even if ASML’s equipment was previously used by a customer, that equipment may be displaced in current and future applications by the equipment standardized by the form of cooperation. These forms of cooperation may have a material adverse effect on our business, financial condition and results of operations.
Risks Related to ASML
The Number of Systems We Can Produce Is Limited by Our Dependence on a Limited Number of Suppliers of Key Components
We rely on outside vendors for the components and subassemblies used in our systems, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these components and subassemblies.
The number of photolithography systems we have been able to produce has occasionally been limited by the production capacity of Carl Zeiss SMT AG (“Zeiss”). Zeiss is our single supplier of lenses and other critical optical components. If Zeiss were unable to maintain and increase production levels or if we are unable to maintain our business relationship with Zeiss in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct our business.
In addition to Zeiss’ current position as our single supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source, referred to as “deep UV,” used in our high resolution steppers and Step & Scan systems, are available from only a limited number of suppliers. In particular, we rely heavily on Cymer, Inc., a United States based company, to provide excimer laser illumination systems.
Although the timeliness, yield and quality of deliveries to date from our other subcontractors generally have been satisfactory, manufacturing of certain of these components and subassemblies that we use in our manufacturing processes is an extremely complex process and delays caused by suppliers may occur in the future. A prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.
A High Percentage of Net Sales Is Derived from a Few Customers
Historically, we have sold a substantial number of lithography systems to a limited number of customers. While the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. In 2006, sales to one customer accounted for EUR 730 million, or 20 percent of net sales, compared to EUR 609 million, or 24 percent of net sales, in 2005. The loss of any significant customer or any reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.
Additionally, as a result of the limited number of our customers, credit risk on our receivables is concentrated. Our three largest customers accounted for 35 percent of accounts receivable at December 31, 2006, compared to 49 percent at December 31,
ASML STATUTORY ANNUAL REPORT 2006

2005. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.
The Pace of Introduction of Our New Products Is Accelerating and Is Accompanied by Potential Design and Production Delays and by Significant Costs
The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning curve effect in our product development cycle, we cannot precisely predict the time and expense required to overcome these initial problems and to ensure full performance to specifications. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we expected in our product introduction plans, which could have a material adverse effect on our business, financial condition and results of operations.
In order for the market to accept technology enhancements, our customers, in many cases, must upgrade their existing technology capabilities. Such upgrades from established technology may not be available to our customers to enable volume production using our new technology enhancements. This could result in our customers not purchasing, or pushing back or canceling orders for our technology enhancements, which could negatively impact our business, financial condition and results of operations.
We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Products
We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (266 units in 2006; 196 units in 2005), with an average selling price (“ASP”) in 2006 of EUR 12.1 million (EUR 14.0 million for new systems and EUR 3.2 million for used systems) and ASP in 2005 of EUR 11.4 million (EUR 13.5 million for new systems and EUR 2.9 million for used systems). As a result, the timing of recognition of revenue from a small number of transactions may have a significant impact on our net sales and other operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	the highly cyclical semiconductor business industry;
•	unanticipated shipment rescheduling;
•	cancellation or order push back by customers;
•	unexpected manufacturing difficulties; and
•	delays in deliveries by suppliers,
may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or our expected net sales, and would have a material adverse effect on our operating results for that period.
In particular our published quarterly earnings have varied significantly from quarter to quarter and may vary in the future for the reasons discussed above.
Failure to Adequately Protect the Intellectual Property Rights upon Which We Depend Could Harm Our Business
We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. However, we face the risk that these measures will be inadequate:

•	intellectual property laws may not sufficiently support our proprietary rights or may adversely change in the future;
•	patent rights may not be granted or construed as intended;
•	patent rights will expire;
•	the steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful; and
•	third parties may be able to develop or obtain patents for similar competing technology.
In addition, litigation may be necessary in order to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations.
Defending Against Intellectual Property Claims by Others Could Harm Our Business
In the course of our business, we are subject to claims by third parties alleging that our products or processes infringe upon their intellectual property rights. If successful, such claims could limit or prohibit us from developing our technology and manufacturing our products, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, our customers may be subject to claims of infringement from third parties, alleging that our products used by such customers in the manufacture of semiconductor products and/or the processes relating to the use of our products infringe one or more patents issued to such parties. If such claims were successful, we could be required to indemnify customers for some
ASML STATUTORY ANNUAL REPORT 2006

or all of any losses incurred or damages assessed against them as a result of such infringement, which could have a material adverse effect on our business, financial condition and results of operations.
We may also incur substantial licensing or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims by others, which may have a material adverse effect on our business, financial condition and results of operations.
We Are Subject to Risks in Our International Operations
The majority of our sales are made to customers outside Europe. There are a number of risks inherent in doing business in some of those markets, including the following:

•	potentially adverse tax consequences;
•	unfavorable political or economic environments;
•	unexpected legal or regulatory changes; and
•	an inability to effectively protect intellectual property.
If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be materially and adversely affected.
In particular, approximately 20 percent of our 2006 revenues and approximately 18 percent of our 2005 revenues were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwan government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations.
We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities
All of our manufacturing activities, including subassembly, final assembly and system testing, take place in one clean room facility located in Veldhoven, the Netherlands, and one clean room facility in Wilton, Connecticut, United States. These facilities are subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations.
Because of Labor Laws and Practices, Any Workforce Reductions That We May Wish to Implement In Order To Reduce Costs Company-Wide May Be Delayed or Suspended
The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to certain formal procedures, which can delay, or may result in the modification of our planned workforce reductions. For example, in the Netherlands, if our Works Council does not agree with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Netherlands Court. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors.
Non-compliance with or a Change in Environmental Laws and Regulations Could Harm Our Results of Operations
We are subject to Netherlands and foreign environmental regulations in areas such as energy resource management, use, storage, discharge and disposal of hazardous substances, recycling, clean air, water protection and waste disposal. Although we believe that we are in general compliance with these regulations and do not use large quantities of hazardous substances in our manufacturing processes, if we do not take adequate measures to comply with these regulations in the course of our ordinary business operations, or if there is a significant change in the environmental laws or regulations that affect our business, there could be a material adverse effect on our business, financial condition and results of operations.
Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations
We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rates between the U.S. dollar, Japanese yen and the euro as we incur manufacturing costs and price our systems predominantly in euro while a portion of our net sales and cost of sales is denominated in U.S. dollars and Japanese yen.
In addition, a substantial portion of our assets and liabilities and operating results are denominated in U.S. dollar, and a small portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S. dollar. Our
ASML STATUTORY ANNUAL REPORT 2006

consolidated financial statements are expressed in euro. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in various exchange rates.
Furthermore, a strengthening of the euro particularly against the Japanese Yen could lead to intensified price-based competition in those markets that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.
We May Be Unable to Make Desirable Acquisitions or to Integrate Successfully Any Businesses We Acquire
Our future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. Our ability to complete such transactions may be hindered by a number of factors, including potential difficulties in obtaining government approvals.
Any acquisition that we do make would pose risks related to the integration of the new business or technology with our business. We cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our staff from monitoring and improving operations in our existing business. Our business, financial condition and results of operations may be materially and adversely affected if we fail to coordinate our resources effectively to manage both our existing operations and any businesses we acquire.
Our Business and Future Success Depend on Our Ability to Attract and Retain Sufficient, Educated and Skilled Employees
Our business and future success significantly depends upon our employees, including a large number of highly qualified professionals, as well as our ability to attract and retain employees. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel, which could adversely affect our business, financial condition and results of operations.
Risks Related to Our Ordinary Shares
The Price of Our Ordinary Shares is Very Volatile
The current market price of our ordinary shares may not be indicative of prices that will prevail in the future. In particular, the market price of our ordinary shares has in the past experienced significant fluctuation, including fluctuation that is unrelated to our performance. This fluctuation may continue in the future.
Restrictions on Shareholder Rights May Dilute Voting Power
Our Articles of Association provide that we are subject to the provisions of Netherlands law applicable to large corporations, called “structuurregime”. These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Supervisory Board. As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of our Supervisory Board than if we were incorporated in the United States.
We also have a class of protective cumulative preference shares (the “Preference Shares”) and have granted to “Stichting Preferente Aandelen ASML”, a Netherlands foundation, an option to acquire from us, at their nominal value of EUR 0.02 per share, a number of preference shares equal to the number of ordinary shares outstanding at the time of option exercise. This effectively would dilute by one half the voting power of our outstanding ordinary shares, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.
Semiconductor Equipment Industry
Historically the semiconductor industry has experienced significant growth largely due to the continual reduction of cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit densities has resulted in smaller and cheaper ICs capable of performing a larger number of functions at higher speeds with lower power consumption. We believe that these long term trends will continue for the foreseeable future and will be accompanied by a continuing demand for production equipment that is capable of accurate production of advanced ICs in high volumes at the lowest possible cost.
Lithography equipment is used to imprint complex circuit patterns onto silicon wafers, which are the primary raw materials for ICs. The imprinting process is one of the most critical and expensive steps in wafer fabrication. Lithography equipment is therefore a significant focus of the IC industry’s demand for cost efficient enhancements to production technology.
ASML STATUTORY ANNUAL REPORT 2006

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few primary suppliers: ASML, Nikon and Canon. ASML is the world’s leading provider of lithography equipment with a market share based on revenue of 61 percent in 2006 up from 57 percent in 2005 according to the latest available data up to and including November 2006 as reported by SEMI, an independent semiconductor industry organization.
Nikon and Canon are the dominant suppliers in the Japanese market segment, which accounts for a significant portion of worldwide semiconductor production. This market segment historically has been difficult for non-Japanese companies to penetrate. Since 2004, we have been increasing our service, sales and marketing operations in Japan to serve our growing customer base. In 2006, we further strengthened our long term market development strategy in Japan. Our customer base there grew from 6 customers in 2005 to 8 customers in 2006. In 2006, 7 percent of our net system sales was generated by Japanese customers.
Total lithography equipment shipped by the industry as a whole in the five years ended December 31, 2005 is set forth in the following table:

Year ended December 31	2001	2002	2003	2004	2005

Total units shipped	789	413	456	694	536
Total value (in millions USD)	3,792	2,817	3,229	5,268	4,988

(Source: Gartner Dataquest)
In 2006, the semiconductor industry experienced significant growth, as it had in 2005, due to significant growth in semiconductor unit demand among other things resulting in a strong capacity build-up by our customers, especially in flash memory. During this period, our customers increased both high-volume production and leading-edge for respectively 65nm and 45nm IC manufacturing.
Business Strategy
Our business strategy is based on achieving and reinforcing technological leadership in semiconductor lithography, resulting in the delivery of superior value of ownership for our customers while achieving top financial performance in our segment. We implement this strategy through customer focus, aggressive investment in research and development, and operational excellence.
Customer focus
We serve different types of chipmakers by ensuring that our products provide premium value for the various semiconductor market segments, including memory, integrated device manufacturers, and foundries or made-to-order chip contractors.
Of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditure, 16 are our customers. We also have a significant market share of customers below the top 20. We strive for continued growth in both segments.
In 2006, we achieved top customer satisfaction ratings among large suppliers of semiconductor wafer processing equipment, according to VLSI Research, an independent industry research firm that surveyed customers representing 95 percent of the world’s total semiconductor market. Our satisfaction ratings by customers surpassed every lithography competitor for the fourth year in a row.
We plan to expand our market share by increasing our investments in Japan, which is a market that historically has been dominated by our competitors. In 2006, we continued our long-term market development strategy in Japan, and we now have eight customers there.
We also intend to expand our business scope as ASML pursues hardware technologies and new product opportunities in fields adjacent to and complementary with our core semiconductor lithography competence.
Aggressive investment in research and development
Our product range for steppers and advanced Step & Scan systems spans all the industry’s current wavelengths for both 200- and 300-millimeter wafers.
Supported by our financial performance, research and development expenses in 2006 increased by 19 percent compared with 2005, as we accelerated new developments and advanced our development of immersion and EUV technologies. This operating
ASML STATUTORY ANNUAL REPORT 2006

decision was made possible by leveraging our outsourcing strategy, which continues to enable us to rapidly and efficiently adjust our cost structure throughout a cycle while making use of leading edge capabilities in our supply chain.
Since 2000, we have offered the industry’s only dual-stage wafer imaging platform — the TWINSCANtm system — which allows exposure of one wafer while simultaneously measuring the wafer that will be exposed next. This unique capability translates into the industry’s highest throughput, enabling reduced cost-per-exposure per wafer. In the third quarter of 2006, we shipped our 500th TWINSCAN system, demonstrating the acceptance of the TWINSCAN platform as the semiconductor industry’s standard for 300 mm lithography.
In 2006, we expanded our immersion product suite by introducing the industry’s most advanced lithography system, the ASML TWINSCAN XT:1900i. Our innovative immersion lithography replaces the air over the wafer with fluid, enhancing focus and enabling circuit line-width to shrink to even smaller dimensions. The new XT:1900i system extends optical lithography for volume production to 40nm and below. Since the fourth quarter of 2004, we have shipped 36 immersion systems to customers in three continents, marking our continued immersion technological leadership.
In December 2006, we announced ASML’s newest TWINSCAN system, the XT:1450, an advanced 193-nm exposure tool targeted for high volume manufacturing that extends dry 193-nm technology to sub-60-nm. It can also be used by customers to support development of 32-nm node processes using double patterning techniques. Double patterning represents a bridge between current lithography technology and next generation extreme ultra violet (EUV) technology.
In parallel, we are developing EUV technology. In the third quarter of 2006, we shipped the industry’s first EUV Alpha Demo Tools to research and development institutions located in Albany, New York (United States) and Leuven (Belgium) where potential customers can conduct early stage research and development.
Operational excellence
We strive to sustain our business success based on our technological leadership by continuing to execute well on our fundamental operating strategy, including reduction in lead time while improving our cost competitiveness. Lead time is the time from a customer’s order to a tool’s delivery.
Our business strategy includes outsourcing the majority of components and subassemblies that make up our products. We work in partnership with suppliers, collaborating on quality, logistics, technology and total cost. By operating our strategy of value sourcing, we strive to attain flexibility and cost efficiencies from our suppliers through mutual commitment and shared risk and reward. Value sourcing also allows the necessary flexibility to adapt to the cyclicality of the world market for semiconductor lithography systems.
We strive to improve efficiencies in our own operations on an ongoing basis: addressing our cost structure and strengthening our capability to generate cash. We have been successful at progressively enhancing the value of ownership of our products while increasing margins and boosting cash generation through gains in manufacturing productivity and reductions in cycle time.
In the first quarter of 2006, we expanded our capability to manufacture lithography systems in Veldhoven, the Netherlands, by introducing a flexible labor model. It reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our high tech work force in manufacturing facilities located in Veldhoven, we can shorten lead time: a key driver of added value for customers. It also reduces our working capital requirements.
ASML STATUTORY ANNUAL REPORT 2006

ASML Operations Update — Another Year of Great Execution in 2006
Key performance indicators
The following table presents the key performance indicators used by our Board of Management and senior management to measure performance in our monthly operational review meetings.

Year ended December 31
(in millions, except market	2005		2006
share and systems)	EUR		EUR

Growth
Market share (based on revenue)	57%		61%	[2]
Net sales	2,529		3,597
Systems shipped (value)	2,228		3,229
Systems shipped (number)	196		266
Average selling price	11.4		12.1
Systems backlog (value)	1,434		2,146
Systems backlog (number)	95		163
Average selling price	15.1		13.2
Technical achievement:
Immersion systems shipped	10		23

Profitability
Gross profit	946	37.4%	1,414		39.3%
Income from operations	510	20.2%	919		25.6%
Net income	333	13.2%	636		17.7%

Liquidity
Cash and cash equivalents	1,905		1,656
Net cash[1]	1,037		1,276
Operating cash flow from continuing operations	812		574

1	Net cash is calculated as the difference between cash and cash equivalents and convertible subordinated notes. Balances of the convertible subordinated notes as of December 31, 2005 and 2006 are EUR 867.7 million and EUR 380 million, respectively.
2	According to the latest available data up to and including November 2006 as reported by SEMI, an independent semiconductor industry organization.
Growth
We strive to grow to a net sales level of EUR 5 billion in 2010, based on three growth drivers: market growth, market share growth and a broadening of our product and services scope.
We achieved a significant growth in net sales of 42 percent from EUR 2,529 million in 2005 to EUR 3,597 million in 2006. The increase in net sales was mainly resulting from an increased demand for lithography equipment in 2006 by 34 percent (2005: -3 percent), which was ultimately driven by an increased demand for semiconductors in 2006 by 9 percent (2005: 9 percent). In addition we achieved market share growth from 57 percent in 2005 to 61 percent in 2006 (according to the latest available data up to and including November 2006 as reported by SEMI, an independent semiconductor industry organization) as a result of our sustained technological leadership.
The average selling price of our systems increased by 6.1 percent from EUR 11.4 million in 2005 to EUR 12.1 million in 2006. This increase was mainly driven by a change in the product mix reflecting the continuous shift in market demand to our leading edge technology systems (65 nm ramp and immersion start up) with higher ASPs driven by the shrink roadmaps of our customers, partly offset by a growing number of I-line and KrF systems in 2006 reflecting capacity investments by our customers.
As of December 31, 2006, our order backlog was valued at EUR 2,146 million and included 163 systems with an ASP of EUR 13.2 million. As of December 31, 2005 the order backlog was valued at EUR 1,434 million, which included 95 systems with an ASP of EUR 15.1 Million. The decrease in ASP of 14 percent was mainly due to a high number of I-line and KrF systems in the backlog of 2006 pursuant to the shift from leading edge investments in 2005 to both capacity and leading edge investments in 2006 by our customers.
Profitability
We strive to achieve an average income from operations to sales of 15 percent over the industry’s business cycle with 5-10 percent at the downturn point and 20-25 percent at the upturn point.
ASML STATUTORY ANNUAL REPORT 2006

Operating income grew by 80 percent from EUR 510 million or 20.2 percent of sales in 2005 to 919 million or 25.6 percent of sales in 2006. This EUR 409 million growth was substantially the result of the increase of gross profit of EUR 468 million or 49 percent which was partially offset by an increase in operating expenses of EUR 59 million or 13 percent.
Gross profit increased compared to 2005, showing a growth of 49 percent from EUR 946 million or 37.4 percent of net sales in 2005 to 1,414 million or 39.3 percent of net sales in 2006. The higher gross profit was principally attributable to an increased market demand for lithography equipment with higher ASPs, decreased product costs resulting from our continuous cost of goods reduction programs and increased manufacturing volumes and related absorption partially offset by a change in product mix.
Operating expenses were EUR 59 million higher in 2006 compared to 2005 due to an increase of R&D expenses which was mainly related to our decision to further accelerate investments in our technological leadership in a time of strong financial performance.
Net income in 2006 amounted to EUR 636 million, representing EUR 1.34 per share compared with net income of EUR 333 million or EUR 0.69 per share in 2005.
Liquidity
We strive to maintain our strategic target level of EUR 1 billion in net cash, which is comprised of total cash and cash equivalents minus convertible subordinated bonds. To the extent that our net cash exceeds EUR 1 billion and there are no alternative investment opportunities, we intend to return excess cash to our shareholders. As of December 31, 2006 our net cash amounted to EUR 1.3 billion.
Our cash and cash equivalents decreased from EUR 1,905 million as of December 31, 2005 to EUR 1,656 million as of December 31, 2006. We generated cash from operations of EUR 574 million in 2006 offset by a negative cash flow of EUR 651 million from financing activities mainly as result of our 2006 share buy back programs (EUR 678 million) and EUR 159 million cash used in investing activities mainly related to capitalized development expenses as well as investments in production facilities, equipment and information technology.
Results of Operations
Set forth below are our consolidated statements of operations data for the two years ended December 31, 2006 (in thousands):

Year ended December 31	2005	2006
(in millions)	EUR	EUR

Total net sales	2,529	3,597
Cost of sales	1,583	2,183
Gross profit on sales	946	1,414
Research and development costs	247	307
Research and development credits	(16)	(17)
Selling, general and administrative costs	205	204
Income from operations	510	919
Interest expense, net	(49)	(37)
Income from operations before income taxes	461	882
Provision for income taxes	(128)	(246)
Net income	333	636

ASML STATUTORY ANNUAL REPORT 2006

The following table shows a summary of sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2006 and 2005.

Year ended December 31	2005	2006

Net sales (EUR million)	2,529	3,597
Net system sales (EUR million)	2,228	3,229
Net service and field option sales (EUR million)	301	368
Total systems recognized	196	266
Total new systems recognized	156	220
Total used systems recognized	40	46
Gross profit on sales (% of sales)	37.4	39.3
ASP for systems (EUR million)	11.4	12.1
ASP for new systems (EUR million)	13.5	14.0
ASP for used systems (EUR million)	2.9	3.2

Consolidated sales and gross profit
We achieved a significant growth in net sales of 42 percent from EUR 2,529 million in 2005 to EUR 3,597 million in 2006. The increase in net sales was driven by a combination of ASP increases and an increased market demand for lithography equipment in 2006 by 34 percent (2005: -3 percent). The increase in net sales mainly relates to an increase in net system sales of 44.9 percent, from EUR 2,228 million in 2005 to EUR 3,229 million in 2006 and to a lesser degree to an increase in net service and field option sales of 22.3 percent from EUR 301 million in 2005 to EUR 368 million in 2006.
The number of systems shipped increased by 35.7 percent from 196 systems in 2005 to 266 systems in 2006. This increase in the number of systems shipped reflects the increased market demand for lithography equipment in 2006 as well as the growth of our market share which is the result of our sustained technological leadership.
The ASP of our systems increased slightly by 6.1 percent from EUR 11.4 million in 2005 to EUR 12.1 million in 2006. This increase is mainly driven by a change in product mix reflecting the continuous shift in market demand to our leading edge technology systems (65 nm ramp and immersion start up) with higher ASPs driven by the shrink roadmaps of our customers, partly offset by a growing number of I-line and KrF systems in 2006 reflecting capacity investments by our customers.
From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2006 increased to 46 from 40 in 2005, reflecting increased demand for older systems to produce less complex ICs. The ASP for used systems increased from EUR 2.9 million in 2005 to EUR 3.2 million in 2006, reflecting a further shift from our older PAS 2500 towards our newer PAS 5500 family and TWINSCAN family.
Net service and field option sales showed a 22.3 percent increase from EUR 301 million in 2005 to EUR 368 million in 2006, resulting from increased service as well as field option sales. The increase in service sales was mainly driven by the growth of our system installed base at customers. The growth of field option sales is positively impacted by the availability and customer demand for system upgrade packages that further enhance system performance.
Of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditures, 16 are customers of ASML. In 2006, sales to one customer accounted for EUR 730 million, or 20 percent of our net sales. In 2005, sales to one customer accounted for EUR 609 million, or 24 percent of our net sales.
Gross profit increased compared to 2005, showing a growth of 49 percent from EUR 946 million or 37.4 percent of net sales in 2005 to 1,414 million or 39.3 percent of net sales in 2006. The increased gross margin was positively impacted by decreased cost of goods (5.2 percent positive impact on gross profit) reflecting the results of our continuous cost of goods reduction program, partly offset by a change in the product mix (2.1 percent negative impact on gross profit) and slightly decreased prices. Furthermore higher amortization of capitalized development expense had a negative impact on gross margin (0.2 percent negative impact on gross profit).
We started 2005 with an order backlog of 95 systems. In 2006, we booked orders for 347 systems, received order cancellations or push-outs beyond 12 months of 13 systems and recognized sales for 266 systems. This resulted in an order backlog of 163 systems as of December 31, 2006. The total value of our backlog as of December 31, 2006 amounted to EUR 2.1 billion, compared with a backlog of approximately EUR 1.4 billion as of December 31, 2005.
ASML STATUTORY ANNUAL REPORT 2006

Research and development
Research and development expenses increased by 19 percent from EUR 324 million in 2005 to EUR 386 million in 2006 of which EUR 93 million and EUR 96 million were capitalized in 2005 and 2006, respectively. We further accelerated our investment in technology leadership in 2006 through the investments in the newest versions of our high resolution TWINSCAN systems and enhancements of the next generation TWINSCAN systems based on immersion, double patterning, EUV and the development of optical mask less lithography. In the second quarter of 2006 we shipped the first XT:1700i and in the third quarter we introduced the XT:1900i, both enhanced immersion systems. Also in the second quarter of 2006, we shipped the industry’s first EUV Alpha Demo Tools to two research and development institutions.
Selling, general and administrative costs
Selling, general and administrative costs remained stable from EUR 205 million in 2005 to EUR 204 million in 2006 while sales grew by 42 percent. Cost reduction and efficiency programs contributed to maintaining a near constant level of selling, general and administrative costs.
Net interest expense
Net interest expense decreased from EUR 49 million in 2005 to EUR 37 million in 2006 due to increased interest income. Our interest income relates primarily to interest earned on our cash and cash equivalents and increased in 2006 mainly as a result of higher short term interest rates.
Income taxes
Income taxes represented 27.9 percent of income before taxes in 2006, compared to 27.7 percent in 2005. The increase in income taxes in 2006 is mainly related to the abolition of corporate income tax deduction available for costs relating to share based payments in the Netherlands, partially offset by a corporate tax rate reduction in the Netherlands.
Liquidity
Our principal sources of liquidity consist of EUR 1,656 million of cash and cash equivalents as of December 31, 2006, EUR 400 million of available credit facilities as of December 31, 2006 and cash flows from operations. In addition to cash and available credit facilities, we may from time to time raise additional capital in debt and equity markets. Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others which relate to the uncertainties of global economies and the semiconductor industries. Although our cash requirements will fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash balances, are sufficient to satisfy our present requirements.
We expect to steadily improve our cash conversion cycle during 2007 although we expect substantial cash outflow from operations due to income taxes and from investing activities due to our intended acquisition of Brion Technologies, Inc. and other capital expenditures. We expect an increase in cash outflow in 2007 with respect to income taxes as our tax losses carried forward in the Netherlands were substantially utilized at the end of 2006. In addition, we intend to acquire 100 percent of the outstanding shares of Brion subject to approval by regulatory authorities, for a total consideration of USD 270 million (approximately EUR 203 million) in cash. Capital expenditures with respect to tangible fixed assets in 2007 are expected to be approximately EUR 250 million, up EUR 150 million above the level in 2006. A significant part of the additional 2007 capital expenditures will be allocated to construction and upgrades of production facilities in the Netherlands with 6,000 square meters of clean room and office space.
We intend to execute a program to buy back the remaining 1.7 percent of a maximum of 10 percent of outstanding ordinary shares as authorized by the Annual General Meeting of Shareholders on March 23, 2006. These shares will either be used to cover outstanding stock options or be cancelled.
We reiterate our commitment to return excess cash to our shareholders by reducing the number of shares outstanding: we will prepare for additional potential share buyback programs to be executed, subject to authorization by the Annual General Meeting of Shareholders on March 28, 2007.
We have repayment obligations in 2010, amounting to EUR 380 million, on our 5.50 percent Convertible Subordinated Notes due 2010 issued in May 2003, assuming no conversions occur. These notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share at any time prior to maturity. We currently intend to fund any future repayment obligations under our convertible notes primarily with cash on hand and cash generated through operations.
The Company’s contractual obligations with respect to long term debt, operating lease obligations, purchase obligations and other deferred liabilities as of December 31, 2006 are disclosed in further detail in Note 17 to our consolidated financial statements.
ASML STATUTORY ANNUAL REPORT 2006

Cash Flows from Operating Activities
Net cash flows provided by operating activities from continuing operations were EUR 812 million and EUR 574 million in 2005 and 2006, respectively. The primary components of cash provided by operating activities in 2006 were net income (EUR 636 million) plus non-cash expenses including unpaid taxes (EUR 272 million) mainly related to depreciation, impairment charges and inventory obsolescence partially offset by a cash outflow of EUR 334 million due to investments in working capital. The investments in working capital mainly relate to higher accounts receivable of EUR 362 million, higher inventories of EUR 85 million and higher other assets of EUR 30 million, partly offset by higher accrued liabilities of EUR 154 million.
Cash Flows from Investing Activities
Net cash used in investing activities was EUR 159 million in 2005 and EUR 159 million in 2006. The 2006 figures mainly related to expenditures in internally-generated intangible assets (capitalization of development expenditures) as well as investments in machinery and equipment and information technology.
Cash Flows from Financing Activities
Net cash used by financing activities was EUR 651 million in 2006 compared to a cash inflow of EUR 3 million in 2005. Cash used for share buyback programs (including the costs of call options bought on own shares) was approximately EUR 678 million in 2006. In 2006, proceeds from financing activities mainly reflect EUR 36 million in proceeds from the exercise of stock options offset by EUR 8 million in repayments of long term debts.
Employees
As at December 31, 2006, we had 5,594 employees in our operations who were primarily employed in manufacturing, product development and customer support activities. As at December 31, 2005, the total number of employees was 5,055. In addition, during 2006 we had an average of approximately 1,290 temporary employees. For a more detailed description of employee information, including a breakdown of our employees by function, see Notes 16 and 22 to our consolidated financial statements, which are incorporated herein by reference. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.
Our future success will depend on our ability to attract, train, retain and motivate highly qualified, skilled and educated employees, who are in great demand. We are particularly reliant for our continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing.
2007 Perspectives
Operational outlook
In view of current market forecasts by semiconductor industry analysts, our strong position in immersion and our potential for further market share gains across all segments, we expect 2007 to be another year of increased sales, confirming the company’s growth path towards our goal of a level of 5 billion euros in sales by 2010. Our expectation is supported by our strong backlog and the expected industry ramp-up of immersion volume manufacturing in 2007. We expect front-loading of flash memory capacity build-up in the first half of 2007 and a strong uptake of the TWINSCAN XT:1900i in the second half of 2007. This new immersion system will serve as a development and production vehicle for the sub-45-nanometer node. Although exact first quarter 2007 unit bookings are difficult to predict, due to customer lead-time variability, we expect a healthy first quarter 2007 order level to sustain our growth outlook for 2007.
ASML STATUTORY ANNUAL REPORT 2006

Financial outlook
The following table sets forth our backlog of systems as of December 31, 2005 and 2006.

As of December 31	2005	2006

Backlog sales of new systems (units)	86	153
Backlog sales of used systems (units)	9	10
Backlog sales of total systems (units)	95	163
Value of backlog new systems (EUR million)	1,411	2,120
Value of backlog used systems (EUR million)	23	26
Value of backlog of total systems (EUR million)	1,434	2,146
ASP for new systems (EUR million)	16.4	13.9
ASP for used systems (EUR million)	2.6	2.6
ASP for total systems (EUR million)	15.1	13.2

Our backlog includes only system orders for which written authorizations have been accepted and shipment dates within 12 months have been assigned. Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.
We plan to ship 70 systems in the first quarter of 2007 with an ASP of EUR 12.0 million for all systems, reflecting a mix favoring i-line and KrF products compared with the previous quarter, while supporting a gross margin in the first quarter of 2007 between 40 and 41 percent. Also 67 percent of the unit backlog has shipment dates in the first and second quarter of 2007.
We expect that the first quarter 2007 research and development expenditures will increase to EUR 115 million net of credit, an investment that continues to strengthen our technological leadership and expand lithography growth. Expenditures that meet certain criterion will be capitalized.
SG&A expenses in the first quarter of 2007 are expected to be EUR 55 million.
U.S. GAAP and Dutch Statutory Annual Report
General
The Company prepares two sets of financial statements, one based on accounting principles generally accepted in the United States of America (“U.S. GAAP”) and one for Dutch statutory purposes based on International Financial Reporting Standards (“IFRS”). By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under IFRS as from January 1, 2005.
The financial statements included in this statutory annual report are based on IFRS. For internal and external reporting purposes, ASML follows U.S. GAAP. U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets. The principal differences between ASML’s U.S. and IFRS financial statements relate to share-based payments, capitalization of development expenditures and convertible subordinated notes.
ASML’s U.S GAAP report, based on Form 20-F, may contain additional information next to its Dutch Statutory Annual Report. A copy of our U.S. GAAP Annual Report, quarterly releases and other information can be obtained at the offices of ASML. Since the second quarter of 2005, ASML also publishes quarterly IFRS financial figures. The U.S. GAAP Annual Report and the U.S. GAAP and IFRS quarterly releases are also available on ASML’s website at www.asml.com.
Share-Based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25, “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123, “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R), “Share-Based Payment” which is a revision of
ASML STATUTORY ANNUAL REPORT 2006

SFAS No. 123. ASML began recognizing compensation expenses for equity-based awards granted, modified, repurchased, or cancelled after the required effective date of January 1, 2006 based upon the grant-date fair value of those instruments.
Capitalization of Development Expenditures
Under IFRS, ASML applies International Accounting Standard (“IAS”) 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 1 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.
Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32, “Financial instruments: Disclosure and presentation” and IAS 39, “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes. The equity component relates to the grant of a conversion option to shares to the holder of the bond. The liability component creates a financial liability that is measured at amortized cost which results in additional interest charges.
Great People at ASML
Our successes were achieved thanks to ASML’s people in every part of our organization. Our world renowned experts in nano-scale lithography have cumulative experience that is second to none. Our culture thrives on very strong commitment to leadership, achievements and customer satisfaction. Our people have not only driven ASML’s reputation to the highest levels: they have also positioned ASML well to meet the ever increasing technical requirements of our customers.
The Board of Management,
Veldhoven, January 26, 2007
ASML STATUTORY ANNUAL REPORT 2006

In Control Statement
As the Board of Management of ASML Holding N.V. (“ASML” or the “Company”), we hereby state that we are responsible for the design, implementation and operation of the Company’s internal risk management and control systems. The purpose of these systems is to manage in an optimal way the significant risks to which the Company is exposed. Such systems can never provide absolute assurance regarding achievement of corporate objectives, nor can they provide an absolute assurance that material errors, losses, fraud and the violation of laws or regulations will not occur.
Financial reporting risks
To comply with our duties in the area of internal risk management and control systems with respect to financial reporting risks, we use various measures:

•	monthly operational review meetings of the Board of Management with ASML’s senior management on financial performance and realization of operational objectives and responses to emerging issues;
•	bi-annual financial planning meetings of the Board of Management with ASML’s senior management;
•	monthly meetings with ASML’s Chief Executive Officer, Chief Financial Officer and senior finance management focusing on monthly financial figures and internal control evaluations;
•	monthly and quarterly financial reporting;
•	letters of representation that are signed by ASML’s key senior management members on an annual basis in which they confirm that for their responsible area based upon their knowledge (i) an effective system of internal controls and procedures is maintained and (ii) the financial reports fairly present the financial position, results of operations and cash flows;
•	assessments by ASML’s Disclosure Committee with respect to the timely review, disclosure, and evaluation of periodic (financial) reports and with respect to the maintenance and evaluation of disclosure controls and procedures, leading to an advice to ASML’s Chief Executive Officer and Chief Financial Officer;
•	management letters and audit reports provided by the Company’s external auditors;
•	discussions on management letters and audit reports provided by the Company’s external auditors within our Board of Management and Supervisory Board;
•	ASML’s Ten Business Control Principles;
•	ASML’s Internal Guidelines on Ethical Business Conduct and Whistleblower’s Procedure; and
•	introduction of ASML’s Anti-Fraud Policy, which facilitates the development of controls which will aid in prevention, deterrence and detection of fraud against ASML.
We acknowledge the importance of internal control and risk management systems. Therefore, in 2004, ASML started the SOX Project establish a framework to properly manage internal controls over financial reporting, which is required per section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”). The progress of the implementation of this framework, which is based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) model, as well as significant changes and improvements, are regularly reported to and discussed with ASML’s Audit Committee and external auditors. The Audit Committee reports about these subjects to the Supervisory Board on a regular basis. In addition, once a year, the Board of Management discusses the implementation of this internal control framework, as well as significant changes and improvements in internal controls, with the full Supervisory Board.
In 2006 we completed our first formal assessment on the operating effectiveness of ASML’s key (internal) controls, based upon the requirements laid down in SOX 404.
Summary
Based on the outcome of the above-mentioned measures and to the best of its knowledge and belief, the Board of Management states that:

(i)	the above-mentioned measures provide a reasonable level of assurance that ASML’s financial statements as of and for the year ended December 31, 2006 fairly present in all material respects the financial condition, results of operations and cash flows of the Company and that ASML’s financial statements as of and for the year ended December 31, 2006 do not contain any material inaccuracy;
(ii)	the internal risk management and control systems with respect to financial reporting risks have worked properly in 2006; and
(iii)	there are no indications that the Company’s internal controls over financial reporting will not operate effectively in 2007.
ASML’s Board of Management is currently not aware of any change in the Company’s internal control over financial reporting that occurred during 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
ASML STATUTORY ANNUAL REPORT 2006

Operational/strategic risks and legal and compliance risks
To comply with our duties in the area of internal risk management and control systems with respect to operational/strategic risks and legal and compliance risks, we use various measures:

•	strategic evaluations of ASML’s business by the Board of Management in consultation with the Supervisory Board;
•	semi-annual senior management meetings, which are conducted to assess ASML’s corporate initiatives which are launched in order to execute ASML’s strategy;
•	monthly operational review meetings of the Board of Management with ASML’s senior management on financial performance and realization of operational objectives and responses to emerging issues;
•	bi-annual financial planning meetings of the Board of Management with ASML’s senior management;
•	monthly (internal) and quarterly (public) financial reporting;
•	letters of representation that are signed by ASML’s key senior management members on an annual basis in which they confirm their responsibility for assessing business risks and ensuring appropriate risk mitigation for their responsible area based upon their knowledge;
•	introduction of a formal Risk Management cycle, including a risk workshop during which the key risks of ASML are being discussed amongst ASML’s senior management;
•	ASML’s Ten Business Control Principles;
•	ASML’s Internal Guidelines on Ethical Business Conduct; and
•	introduction of ASML’s Anti-Fraud Policy.
The establishment of ASML’s internal control and risk management systems is based on the identification of external and internal risk factors that could influence the operational and financial objectives of the Company and contains a system of monitoring, reporting and operational reviews. All material risk management activities have been discussed with the Audit Committee and the Supervisory Board. For more information on our risk management activities, we refer to Internal Risk Management and Control Systems, External Factors included in ASML’s chapter on Corporate Governance. For a summary of ASML’s Risk Factors, we refer to our Management Board Report in the Statutory Annual Report.
The Board of Management,
Veldhoven, January 26, 2007
ASML STATUTORY ANNUAL REPORT 2006

Statutory Financial
Statements

Consolidated Financial Statements

50	Consolidated Profit and Loss Accounts for the years ended December 31, 2005 and 2006
51	Consolidated Statements of Recognized Income and Expense for the years ended December 31, 2005 and 2006
51	Consolidated Balance Sheets as of December 31, 2005 and 2006
52	Consolidated Statements of Changes in Equity for the years ended December 31, 2005 and 2006
53	Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2006
ASML STATUTORY ANNUAL REPORT 2006

Consolidated Profit and Loss Accounts

	Year ended December 31,	2005	2006
Notes	(in thousands, except per share data)	EUR	EUR

21	Net system sales	2,227,678	3,229,065
	Net service and field option sales	301,289	368,039

	Total net sales	2,528,967	3,597,104
	Cost of system sales	1,392,622	1,959,093
	Cost of service and field option sales	190,567	223,927

	Total cost of sales	1,583,189	2,183,020

	Gross profit on sales	945,778	1,414,084
	Research and development costs	247,217	307,388
	Research and development credits	(16,692)	(17,098)
	Selling, general and administrative costs	205,334	204,362

	Operating income	509,919	919,432
	Interest income	38,429	49,634
	Interest charges	(87,797)	(86,848)

	Income before income taxes	460,551	882,218
19	Provision for income taxes	(127,725)	(246,234)

	Net income	332,826	635,984
6	Basic net income per ordinary share	0.69	1.34
	Diluted net income per ordinary share	0.68	1.31
	Number of ordinary shares used in computing
	per share amounts (in thousands):
	Basic	484,103	474,860
	Diluted	486,054	504,091

ASML STATUTORY ANNUAL REPORT 2006

Consolidated Statements of Recognized Income and Expense

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Net income	332,826	635,984
Foreign currency translation, net of taxes	25,528	(20,524)
Gain (loss) on derivative instruments	(38,365)	11,240

Total recognized income	319,989	626,700

Consolidated Balance Sheets
(After appropriation of net income)

	As of December 31	2005	2006
Notes	(in thousands)	EUR	EUR

	Assets
7	Cash and cash equivalents	1,904,609	1,655,857
8	Accounts receivable	302,572	672,762
9	Inventories	777,200	808,481
10	Other current assets	125,802	147,683

	Total current assets	3,110,183	3,284,783

19	Deferred tax assets	282,833	315,180
10	Other assets	31,873	31,360
11	Intangible assets	98,545	139,913
12	Property, plant and equipment	278,581	270,890

	Total assets	3,802,015	4,042,126

	Liabilities and Equity
	Accounts payable	343,960	326,995
13, 14	Accrued liabilities and other	958,129	667,198
	Current tax liabilities	90,010	187,751

	Total current liabilities	1,392,099	1,181,944

19	Deferred tax and other liabilities	248,615	238,275
17	Other deferred liabilities	17,426	8,271
14	Convertible subordinated debt	320,584	333,220
14, 17	Other long term debt	2,320	1,433

	Total liabilities	1,981,044	1,763,143
	Total equity	1,820,971	2,278,983

	Total liabilities and equity	3,802,015	4,042,126

ASML STATUTORY ANNUAL REPORT 2006

Consolidated Statements of Changes in Equity

						Accumulated
	Issued and outstanding				Treasury	Other
	Shares		APIC/Share	Retained	Shares at	Comprehensive
	Number	Amount	Premium	Earnings	cost	Income	Total
(in thousands)		EUR	EUR	EUR	EUR	EUR	EUR

Balance at January 1, 2005	483,676	9,675	1,093,713	231,195	0	134,436	1,469,019

Components of Statement of Recognized
Income and Expense:
Net income				332,826			332,826
Foreign Currency Translation						25,528	25,528
Gain (loss) on derivative instruments						(38,365)	(38,365)

Issuance of shares and stock options	994	19	31,944				31,963

Balance at December 31, 2005	484,670	9,694	1,125,657	564,021	0	121,599	1,820,971

Components of Statement of Recognized
Income and Expense:
Net income				635,984			635,984
Foreign Currency Translation						(20,524)	(20,524)
Gain (loss) on derivative instruments						11,240	11,240

Purchase of treasury shares	(25,450)[1]				(401,000)		(401,000)

Purchase of shares in conjunction with conversion rights of bond holders	(14,935)[2]	(299)			(277,235)		(277,534)

Issuance of shares in conjunction with convertible bonds	30,811	616	238,862	(48,034)	277,235		468,679

Issuance of shares and stock options	2,003	40	41,127				41,167

Balance at December 31, 2006	477,099	10,051	1,405,646	1,151,971	(401,000)	112,315	2,278,983

1	ASML intends to cancel its repurchased shares.
2	In 2006 14,934,843 shares were bought back which have subsequently been reissued in order to satisfy the conversion rights of holders of our 5.75 percent Convertible Subordinated Notes. We paid EUR 278 million in cash for these shares in total. We also refer to Note 14.
As of December 31, 2006 the number of issued shares is 502,549. This includes the number of issued and outstanding shares of 477,099 and treasury shares of 25,450.
ASML STATUTORY ANNUAL REPORT 2006

Consolidated Statements of Cash Flows

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Cash Flows from Operating Activities
Net income	332,826	635,984

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	109,113	132,200
Impairment charges	13,474	17,354
Share-based payment expenses	9,435	11,290
Convertible financial expenses	21,017	23,803
Allowance for doubtful debts	1,871	249
Allowance for obsolete inventory	11,811	54,181
Deferred income taxes	39,616	(65,298)
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	203,488	(362,388)
Inventories	(41,397)	(85,213)
Other assets	(19,003)	(30,420)
Accrued liabilities	46,272	153,536
Accounts payable	3,406	(8,916)
Income taxes payable	79,973	97,740

Net cash provided by operating activities from continuing operations	811,902	574,102

Net cash used in operating activities from discontinued operations	(2,018)	0

Net cash provided by operating activities from total operations	809,884	574,102

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(72,660)	(70,619)
Proceeds from sale of property, plant and equipment	13,235	5,216
Purchase of intangible assets	(99,769)	(93,810)

Net cash used in investing activities from total operations	(159,194)	(159,213)

Cash Flows from Financing Activities
Purchase of treasury shares	0	(401,000)
Purchase of shares in conjunction with conversion rights of bond holders	0	(277,385)
Net proceeds from issuance of shares and stock options	15,828	35,840
Redemption and/or repayment of debt	(12,949)	(8,318)

Net cash provided by (used in) financing activities from total operations	2,879	(650,863)

Net cash flows	653,569	(235,974)
Effect of changes in exchange rates on cash	22,910	(12,778)

Net increase in cash and cash equivalents	676,479	(248,752)
Cash and cash equivalents at beginning of the year	1,228,130	1,904,609

Cash and cash equivalents at end of the year	1,904,609	1,655,857

Supplemental Disclosures of Cash Flow Information:
Cash paid for:
Interest	45,141	48,656
Taxes	15,335	217,466

Supplemental non-cash investing and financing activities:
Conversion of Bonds into 0 and 30,811,215 ordinary shares in 2005 and 2006, respectively	0	459,087

ASML STATUTORY ANNUAL REPORT 2006

Notes to the Consolidated Financial Statements
1. General information
ASML Holding N.V. (the “Company”), having its corporate seat in Veldhoven, the Netherlands, is a worldwide company engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems mainly consisting of lithography systems. ASML’s principal operations are in the Netherlands, the United States of America and Asia.
The Company’s ordinary shares are listed for trading in the form of New York Shares on Nasdaq (Nasdaq Global Select Market) and in the form of registered shares (“Amsterdam Shares”) on the Eurolist by Euronext Amsterdam. The principal trading market of the Company’s ordinary shares is Eurolist by Euronext Amsterdam.
The accompanying consolidated financial statements are stated in thousands of euros (“EUR”) unless otherwise mentioned. These financial statements, prepared for statutory purposes, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU — accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets. The financial statements of the Company will be filed at the Trade Register of the Chamber of Commerce in Eindhoven, the Netherlands within eight days after adoption by the General Meeting of Shareholders, scheduled on March 28, 2007.
In accordance with article 402 Part 9 Book 2 of the Netherlands Civil Code the Company profit and loss account is presented in abbreviated form.
2. Adoption of new and revised International Financial Reporting Standards
By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under IFRS as from January 1, 2005. The financial statements for the years ended December 31, 2005 and 2006 have been prepared on the basis of IFRS as adopted by the European Union. New Standards and Interpretations, which became effective in 2006, did not have a material impact on our financial statements.
At the date of authorization of these financial statements, the following Standards and Interpretations have been issued however are not yet effective:

•	IFRS 7, “Financial Instruments: Disclosures” (effective for annual periods beginning on or after 1 January 2007). IFRS 7 introduces new disclosures related to financial instruments. This standard does not have any impact on the classification and valuation of ASML’s financial instruments;
•	IFRS 8, “Operating Segments” (effective for annual periods beginning on or after 1 January 2009). IFRS 8 sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers;
•	IAS 1, “Presentation of Financial Statements — Capital Disclosures” (effective for annual periods beginning on or after 1 January 2007). Under this amendment of IAS 1 an entity is required to disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital;
•	IFRIC 8, “Scope of IFRS 2” (effective for annual periods beginning on or after 1 May 2006). IFRIC 8 requires consideration of transactions involving the issuance of equity instruments — where the identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of IFRS 2;
•	IFRIC 9, “Reassessment of Embedded Derivatives” (effective for annual periods beginning on or after 1 June 2006). IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required;
•	IFRIC 10, “Interim Financial Reporting and Impairment” (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date; and
•	IFRIC 11, “IFRS 2 — Group and Treasury Share Transactions” (effective for annual periods beginning on or after 1 March 2007). This interpretation addresses the issue whether certain transactions should be accounted for as equity-settled or as cash-settled under the requirements of IFRS 2. The second issue where IFRIC 11 is dealing with, concerns share-based payment arrangements that involve two or more entities within the same group.
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ASML has not yet adopted these Standards and Interpretations in its accompanying consolidated financial statements. ASML anticipates that the adoption of these Standards and Interpretations in future periods will have no material impact on its financial statements.
3. Summary of Significant Accounting Policies
Statement of Compliance
The financial statements have been prepared in accordance with IFRS as adopted by the EU.
Basis of Preparation
The financial statements have been prepared on historical cost basis, except for financial instruments which are measured at fair value. The principal accounting policies adopted are set out below.
Basis of Consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Non-Current Assets Held for Sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets’ previous carrying amount and fair value less costs to sell.
Foreign Currency Translation
The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euros, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.
In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Exchange rate differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in profit or loss for the period. Exchange rate differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange rate component of that gain or loss is also recognized directly in equity.
In order to hedge its exposure to certain foreign exchange rate risks, the Group enters into forward contracts and currency options; see below for details of the Group’s accounting policies in respect of such derivative financial instruments.
For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations (including comparatives) are expressed in euros using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences arising, if any, are classified as equity and transferred to the Group’s cumulative translation reserve. Such translation differences are recognized in the profit and loss account in the period in which the foreign operation is disposed of.
Financial Instruments
Financial assets and financial liabilities are recognized on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.
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Cash and Cash Equivalents
Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, commercial paper and Money Market Funds with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.
Accounts Receivable
Accounts receivable are measured at initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognized in profit or loss when there is objective evidence that the asset is impaired. The allowance recognized is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.
Inventories
Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.
Inventory provisions are made for slow moving, obsolete or unsaleable inventory.
Intangible assets
Internally-Generated Intangible Assets — Research and Development Expenditures
Expenditure on research activities is recognized as an expense in the period in which it is incurred. IFRS requires capitalization of development expenditures provided if, and only if, certain criteria can be demonstrated. Before January 1, 2005, ASML’s financial statements did not include any capitalization of development expenditures due to the fact that ASML’s administrative system was not implemented in such a manner that these criteria could be demonstrated. During the second half of 2004, ASML made changes to its administrative systems in order to be able to comply with IFRS as from January 1, 2005 onwards. As such, ASML has included capitalization of development expenditures that meet the capitalization criteria from January 1, 2005 onwards.
An internally-generated intangible asset arising from the Company’s development is recognized only if the Company can demonstrate all of the following conditions:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	the probability that the asset created will generate future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.
For certain development programs, it was not possible to separate development activities from research activities (approximately EUR 40 million and EUR 43 million for the years 2005 and 2006, respectively). Consequently, ASML was not able to reliably determine the amount of development expenditures incurred for these programs.
Internally-generated intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 1 to 3 years. Where no internally-generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.
Government grants are recognized in the profit and loss account (under the caption ‘Research and development credits’) over the periods necessary to match them with the related costs and are deducted in reporting the related costs.
Intellectual Property Rights
Intellectual property rights are valued at cost and are amortized on a straight-line basis over the term of the rights ranging from three to ten years.
Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case
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of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the assigned economic lives of ASML’s property, plant and equipment:

Category	Assigned economic life

Buildings and constructions	5 – 40 years
Machinery and equipment	2 – 5 years
Leasehold improvements	5 – 10 years
Furniture, fixtures and other equipment	3 – 5 years

Certain internal and external costs associated with the purchase and/or development of internally used software are capitalized when both the preliminary project stage is completed and management has authorized further funding for the project, which it has deemed probable to be completed and to be used for the intended function. These costs are amortized on a straight-line basis over the period of related benefit, which ranges primarily from two to five years.
The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.
Impairment of Tangible and Intangible Assets Excluding Goodwill
At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the profit and loss account, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.
Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.
Accounts Payable
Accounts payable are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method.
Bank Borrowings
Interest-bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognized over the term of the borrowings.
Convertible Subordinated Debt
Convertible Subordinated Notes are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds of issue of the convertible subordinated notes and the fair value assigned to the liability component, representing the embedded option for the holder to convert the loan note into equity of the Company, is included in equity. Issue costs are apportioned between the liability and equity components of the convertible subordinated notes based on their relative carrying amounts at the date of issue. The portion relating to the equity component is charged directly to equity. The interest expense on the liability component is calculated by applying the prevailing market interest rate for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes.
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Financial Liabilities and Equity
Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities.
Equity Instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.
Derivative Financial Instruments and Hedge Accounting
The Company’s activities expose it primarily to the financial risks of changes in foreign exchange rates and interest rates. The Company principally uses currency options and forward contracts for the management of foreign currency risks and interest rate swaps to align the interest typical terms of interest bearing assets with the interest typical terms of interest bearing liabilities.
The use of financial derivatives is governed by the Company’s policies approved by the board of directors, which provide written principles on the use of financial derivatives consistent with the Company’s risk management strategy. The Company does not use derivative financial instruments for trading purposes. In accordance with IAS 39, “Financial Instruments: Recognition and Measurement”, the Company measures all derivative foreign currency hedging instruments based on fair values derived from market prices of the instruments. The Company adopts hedge accounting for all hedges that are highly effective in offsetting the identified hedged risks as required by the IAS 39 effectiveness criteria.
On the date the derivative contract is entered into, ASML designates the derivative as either a hedge of the fair value of a recognized asset or liability in non-functional currencies (“fair value” hedge), or a hedge of cash flows related to sales transactions or purchase transactions in non-functional currencies (“cash flow” hedge), or a hedge of the foreign currency exposure of a net investment in a foreign operation. ASML formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. ASML also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge (e.g. because of the sale, expiration and/ or termination of the derivative), ASML discontinues hedge accounting prospectively. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk are recorded in the profit and loss account. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in equity, until underlying hedged transaction is recognized in the profit and loss account. In the event that the underlying hedge transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is immediately released from equity and included in the profit and loss account. Changes in the hedge of the foreign currency exposure of a net investment in a foreign operation are recorded in equity.
Interest rate swaps that are being used to hedge changes in the variability of future interest receipts are designated as cash flow hedges. The critical terms of the hedging instruments are the same as those for the underlying assets. Accordingly, all changes in fair value of these derivative instruments are recorded in equity as other comprehensive income. The accumulated changes in fair value of the derivatives are intended to offset changes in future interest cash flows on the assets. The maximum length of time of cash flow hedges is the time elapsed from the moment the exposure is generated until the actual settlement.
Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly.
The Company records any ineffective portion of foreign currency hedging instruments in sales or cost of sales in the profit and loss account. Ineffectiveness of hedging instruments had no impact in 2005 and 2006.
The ineffective portion of interest rate swaps is recorded in interest income (expense). The Company did not have benefits or costs due to ineffectiveness of interest rate swaps in 2005 and 2006.
Revenue Recognition
In general, we recognize the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in our clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are
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met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.
We anticipate that, in connection with future introductions of new technology, we will initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until we are able to conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. Any such deferral of revenues, however, could have a material effect on our results of operations for the fiscal period in which the deferral occurred and on the succeeding fiscal period. At December 31, 2006 and 2005 we had no deferred revenue from shipments of new technology. During the two years ended December 31, 2006, no revenue from new technology was recorded that had been previously deferred. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and has occurred on only one occasion since 1999.
ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2006 ASML has repurchase commitments for an amount of EUR 24 million.
A portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services and prepaid service contracts. The revenue relating to the undelivered elements of the arrangements is deferred at fair value until delivery of these elements. The fair value is determined by vendor specific objective evidence (“VSOE”). VSOE is determined based upon the prices that we charge for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts is recognized over the term of the contract.
The deferred revenue balance from installation and training services amounted to approximately EUR 13 million and EUR 27 million, respectively, at December 31, 2006. The deferred revenue balance from prepaid service contracts amounted to approximately EUR 121 million as at December 31, 2006.
We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. These discounts do not relate to future purchases or trade-ins with the exception of volume discounts. From time to time, we offer volume discounts to a limited number of customers. In some instances these volume discounts can be used to purchase field options. The related amount is recorded as a reduction in revenue at time of shipment. Generally, there are no other credits or adjustments recognized at shipment. From time to time, we offer free or discounted products or services in connection with a current revenue transaction, which are earned by the customer at a future date only if the customer completes a specified cumulative level of revenue transactions. As the value of these free products or services is insignificant in relation to the value of the transactions necessary to earn these free products or services, a liability is recorded for the cost of these free products or services.
Accounting for Shipping and Handling Fees and Costs
ASML bills the customer for, and recognizes as revenue, any charges for shipping and handling costs. The related costs are recognized as cost of sales.
Cost of Sales
Costs of system sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, shipping and handling costs and related overhead costs. ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued warranty reserve.
Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs.
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Income Taxes
Income tax expense represents the sum of the tax currently payable and deferred tax.
The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.
Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
Contingencies and Litigation
We are party to various legal proceedings generally incidental to our business, as disclosed in Note 18 to the consolidated statements. In connection with these proceedings and claims, our management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to our profit and loss account in 2005 and 2006. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, ASML may agree to settle or to terminate a claim or proceeding in which it believes it would ultimately prevail where it believes that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.
We accrue for legal costs related to litigation in our profit and loss account at the time when the related legal services are actually provided to us.
Share-based Payments
In accordance with IFRS 2, “Share-based Payment” we record as an expense the fair value of our share-based payments granted after November 7, 2002. These share-based payments are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest.
Retirement Benefit Costs
Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan. ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan as the pension union managing the plan is not able to provide ASML with the required Company-specific information to enable ASML to account for the plan as a defined benefit plan.
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4. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the process of applying the Company’s accounting policies, which are described in Note 3, management has made some judgments that have significant effect on the amounts recognized in the financial statements. These include also key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
Revenue Recognition
We refer to Note 3 Summary of Significant Accounting Policies — Revenue recognition.
Warranty
We provide standard warranty coverage on our systems for twelve months and an additional four year’s lens warranty generally, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance, expected results from improvement programs and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. We update these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty expenses may exceed our estimates, which could lead to an increase in our cost of sales.
Evaluation of Long-Lived Assets for Impairment and Costs Associated with Exit or Disposal Activities
We evaluate our long-lived assets, including internally-generated intangible assets and intellectual property, for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. If an impairment test is warranted, we assess whether the discounted cash flows expected to be generated by our long-lived assets exceed their carrying value. If this assessment indicates that the long-lived assets are impaired, the assets are written down to their fair value. These assessments are based on our judgment, which includes the estimate of future cash flows from long-lived assets and the estimate of the fair value of an asset if it is impaired. In determining impairments of long-lived assets, we must make judgments and estimates to determine whether the cash flows generated by those assets are less than their carrying value. These estimates are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the outcome of the plans and estimates used may differ, and future adverse changes in market conditions, may require impairment of certain long-lived assets.
During 2006 we recorded impairment charges of EUR 17.4 million of which we recorded EUR 14.1 million in cost of sales, EUR 2.0 million in research and development expenses and EUR 1.3 million in selling, general and administrative costs. The impairment charges recorded in 2006 mainly relate to buildings and construction (EUR 10.2 million) and machinery and equipment (EUR 7.1 million). The impairment charges with respect to buildings and construction mainly relate to a subleased building in Japan for which there are insufficient cash flows to support its carrying amount, mainly as a result of a drop in rental income. This drop is caused by a cancellation of one of the subleases and unfavorable real estate market conditions at the location of our Japan building. The impairment was determined based on the difference between the building’s estimated fair value and its carrying amount. The impairment charges with respect to machinery and equipment mainly relate to development, production and field service tooling, which were no longer used because the tools did no longer meet the today’s technology requirements. The impairment charges were determined based on the difference between the assets’ estimated fair value and their carrying amount.
Accounts Receivable
A majority of our accounts receivable are derived from sales to large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management’s assessment of the expected collectibility of all accounts receivable. The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance. In making this assessment, we take into consideration (i) any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and (ii) our judgments as to potential prevailing economic conditions in the industry and their potential impact on the Company’s customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as a letter of credit or bank guarantee, before shipping systems to a customer that presents a credit risk. We have not incurred any material accounts receivable credit losses during the past two years. However, we sell a substantial number of systems to a limited number of customers. Our three largest customers accounted for 35 percent of accounts receivable at December 31, 2006, compared to 49 percent at December 31, 2005. An unanticipated business failure of one of our main customers could result in a substantial credit loss in respect to amounts owed to the Company by that customer, which could adversely affect our results of operations and financial condition.
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Inventories
Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Inventory provisions are made for slow moving, obsolete or unsaleable inventory and are reviewed on a quarterly basis. Our methodology involves matching our on-hand and on-order inventory with our manufacturing forecast. In determining inventory provisions we evaluate inventory in excess of our forecasted needs on both technological and economical criteria and make appropriate provisions to reflect the risk of obsolescence. This methodology is significantly affected by our forecasted needs for inventory. If actual demand or usage were to be lower than estimated, additional inventory provisions for excess or obsolete inventory may be required, which could have a material adverse effect on our business, financial condition and results of operations.
Contingencies and Litigation
We refer to Note 3 Summary of Significant Accounting Policies — Contingencies and litigation.
Share-based Payments
Equity-settled share-based payments are measured at fair value at the date of grant. The grant-date fair value of these instruments was estimated using the Black-Scholes option valuation model. This Black-Scholes pricing model requires the use of assumptions, including expected stock price volatility and the estimated life of each award. The risk-free interest rate used in the model is determined, based on a Euro government bond with a life equal to the expected life of the equity-settled share-based payments. Since January 1, 2006 we are adopting implied volatility of our actively-traded options for new issued stock options as one of the assumptions in the Black-Scholes pricing model. As the semiconductor industry is becoming more mature, resulting in a decreasing cyclicality, we believe that implied volatility is currently a better assumption for the valuation model than historical volatility as previously applied. We also refer to Note 16 “Employee Benefits” for further details re the assumptions used in the pricing model.
The total gross amount of recognized expenses associated with share based payments was EUR 8.3 million in 2006 (2005: EUR 12.8 million).
Our current stock option plans do not provide for cash settlement of options.
Income Taxes
We also refer to Note 3 Summary of Significant Accounting Policies — Income Taxes. We operate in various tax jurisdictions in the United States, Europe and Asia and must comply with the tax laws of each of these jurisdictions.
We use the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. Furthermore tax assets are recognized for the tax effect of incurred net operating losses. If it is probable that the carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of those assets.
We assess our ability to realize our deferred tax assets resulting from net operating loss carry-forwards on an ongoing basis. The total amount of loss carry-forwards as of December 31, 2006 was EUR 276 million, which resides completely with ASML US, Inc. We believe that it is probable that all losses will be offset by future taxable income before our ability to utilize those losses expires. This analysis takes into account our projected future taxable income from operations, possible tax planning alternatives available to us, and a realignment of group assets that we affected during the period 2001 through 2003 that included the transfer of certain tangible and intangible assets of ASML US, Inc. to ASML Netherlands B.V. The value of the assets transferred is expected to result in additional income to ASML US, Inc., which we believe, together with projected future taxable income from operations, will, probably, be sufficient to absorb the net operating losses that ASML US, Inc. has incurred, prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of this asset transfer, in 2002 we requested a bilateral advance pricing agreement (“APA”) from the United States and Netherlands tax authorities. Since December 2002, management has held numerous meetings with representatives of those authorities. The most recent meetings with the United States and Netherlands tax authorities took place in June and July 2006. Based on these meetings, and feedback from both authorities, we are confident that our APA request will be successful. The specific timing for completion of the APA however remains in the control of those tax authorities.
The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is highly judgmental. However, we believe that we have adequately reserved for tax contingencies. Settlement of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations, financial condition and cash flows. The tax contingencies mainly relate to transfer pricing positions, operational activities in countries where we are not tax registered and tax deductible costs. We provide for these tax contingencies for the duration of the statue of limitation which differs per tax jurisdiction and generally ranges up to 7 years. As
ASML STATUTORY ANNUAL REPORT 2006

of December 31, 2006 the tax contingencies amount to EUR 130.7 million (December 31, 2005: EUR 127.9 million) and are included in Deferred tax and other liabilities on the consolidated balance sheets.
5. Restructuring
Restructuring Plan 2001
On October 16, 2001, as a consequence of the downturn in the semiconductor industry, ASML announced cost reductions and a restructuring plan (“Restructuring plan 2001”) which resulted in the consolidation of manufacturing facilities and discontinuance of certain product lines related to formerly acquired SVG that overlapped with products of ASML. As of December 31, 2005, this plan had been fully effectuated.
Restructuring Plan 2003
The worldwide slowdown in the semiconductor industry continued into 2003 and, on July 16, 2003, ASML announced further workforce reductions of approximately 550 positions worldwide, of which the majority was planned for the Netherlands (“Restructuring plan 2003”). During 2003, ASML recorded a provision of EUR 15.3 million as an ongoing benefit arrangement, of which EUR 3.9 million was included in cost of sales and EUR 11.4 million was included in restructuring costs. The amount of the provision was based upon the severance arrangements as agreed with our Works Council in the Netherlands for the workforce reductions included in ASML’s Restructuring Plan 2002. The estimated initial annual cost savings were EUR 47 million. ASML’s Board of Management and ASML’s Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands, which delayed the reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, the Company decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination. As a result, ASML recorded a restructuring credit of EUR 12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses. The Company’s payments associated with these workforce reductions were EUR 0.5 million in 2005 and EUR 2.5 million in 2004 and ASML’s initially anticipated cost savings were reduced to approximately EUR 24 million.
Also during 2003, ASML recorded restructuring costs of approximately EUR 6.8 million relating to the consolidation of its office and warehouse facilities at the headquarters in Veldhoven as the Company ceased using certain of its facilities. The facility exit charges included estimated future obligations for non-cancelable lease payments and the impairment of property and equipment (primarily leasehold improvements) for which there are insufficient cash flows to support the carrying cost. During 2004, ASML recorded adjustments to the related restructuring provision due to postponed commencement dates of sublease agreements and higher exit costs than originally estimated. This resulted in an additional charge of EUR 3.5 million, EUR 1.0 million of which was recorded in cost of sales and EUR 2.5 million of which was recorded under restructuring charges. The Restructuring plan 2003 did not impact any processes or products. As of December 31, 2005, this plan had been substantially effectuated.
The following table summarizes, per restructuring plan, the movement in the restructuring provision for the years ended December 31, 2005 and December 31, 2006:

Restructuring plan announced in	2001	2003	Total
(in thousands)	EUR	EUR	EUR

Balance as of January 1, 2005	585	3,441	4,026
Utilization of the provision	(637)	(1,122)	(1,759)
Effect of foreign currency translation	52	0	52

Balance as of December 31, 2005	0	2,319	2,319
Utilization of the provision	0	(574)	(574)

Balance as of December 31, 2006	0	1,745	1,745

ASML STATUTORY ANNUAL REPORT 2006

The following table summarizes, per category, the movement in the restructuring provision for the years ended December 31, 2005 and December 31, 2006:

	Buildingclosure	Severance
Category	costs	payments	Total
(in thousands)	EUR	EUR	EUR

Balance as of January 1, 2005	3,335	691	4,026
Utilization of the provision	(1,289)	(470)	(1,759)
Effect of foreign currency translation	52	0	52

Balance as of December 31, 2005	2,098	221	2,319
Utilization of the provision	(476)	(98)	(574)

Balance as of December 31, 2006	1,622	123	1,745

ASML’s net cash outflows in 2005 and 2006 for the restructuring plans were EUR 1.8 million and EUR 0.6 million, respectively.
6. Earnings per share
The earnings per share (EPS) data have been calculated in accordance with the following schedule:

Year ended December 31	2005	2006
(in thousands, except per share data)	EUR	EUR

Basic EPS computation:
Net income available to holders of common shares	332,826	635,984
Weighted average number of shares outstanding (after deduction of treasury stock) during the year	484,103	474,860
Basic earnings per share	0.69	1.34
Diluted EPS computation:
Net income available to holders of common shares	332,826	635,984
Plus interest on assumed conversion of convertible subordinated notes, net of taxes	0	22,136

Net income available to holders of common shares plus effect of assumed conversions	332,826	658,120
Weighted average number of shares:	484,103	474,860
Plus shares applicable to
Stock options	1,951	2,658
Convertible subordinated notes	0	26,573

Potential dilutive number of shares	1,951	29,231

Adjusted weighted average number of shares	486,054	504,091
Diluted earnings per share	0.68	1.31

7. Cash and Cash Equivalents
Cash and cash equivalents at December 31, 2006 include short-term deposits for the amount of EUR 1,471 million (2005: EUR 1,667 million), commercial papers for an amount of EUR 44 million (2005: EUR 129 million), investments in Money Market Funds for an amount of EUR 78 million (2005: EUR 76 million) and interest-bearing bank accounts for an amount of EUR 62 million (2005: EUR 33 million).
Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. No further restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.
ASML STATUTORY ANNUAL REPORT 2006

8. Accounts Receivable
Accounts receivable consist of the following:

As of December 31	2005	2006
(in thousands)	EUR	EUR

Gross accounts receivable	306,847	675,150
Allowance for doubtful debts	(4,275)	(2,388)

Net accounts receivable	302,572	672,762

A summary of activity in the allowance for doubtful debts is as follows:

As of December 31	2005	2006
(in thousands)	EUR	EUR

Balance at beginning of year	(4,817)	(4,275)
Utilization of the provision	2,413	2,136
Addition of the year[1]	(1,871)	(249)

Balance at end of year	(4,275)	(2,388)

1	Addition of the year is recorded in cost of sales.
The carrying amount of accounts receivables approximate their fair value.
9. Inventories
Inventories consist of the following:

As of December 31	2005	2006
(in thousands)	EUR	EUR

Raw materials	163,817	201,471
Work-in-process	482,801	442,513
Finished products	246,774	279,915

Total inventories, gross	893,392	923,899
Allowance for obsolescence and/or
lower market value	(116,192)	(115,418)

Total inventories, net	777,200	808,481

A summary of activity in the allowance for obsolescence is as follows:

As of December 31	2005	2006
(in thousands)	EUR	EUR

Balance at beginning of year	(163,066)	(116,192)
Addition of the year[1]	(11,811)	(54,181)
Effect of exchange rates	(8,461)	5,268
Utilization of the provision	67,146	49,687

Balance at end of year	(116,192)	(115,418)

1	Addition of the year is recorded in cost of sales.
ASML STATUTORY ANNUAL REPORT 2006

The higher addition to and utilization of the inventory provision in 2006 reflect our increased focus on inventory control management.
10. Other Assets
Other non-current assets consist of the following:

As of December 31	2005	2006
(in thousands)	EUR	EUR

Compensation plan assets[1]	9,605	8,087
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Loan to Micronic[3]	13,000	13,000
Other	3,823	4,828

Total other non-current assets	31,873	31,360

1	For further details on compensation plan refer to Note 16.
2	For further details on loan granted to lessor in respect of Veldhoven headquarters refer to Note 17.
3	Pursuant to a license agreement between Micronic and ASML, ASML has paid to Micronic in 2005 an amount of EUR 20 million, of which EUR 13 million (December 31, 2005: EUR 13 million) is non-current.
Other current assets consist of the following:

As of December 31	2005	2006
(in thousands)	EUR	EUR

Advance payments to Zeiss	61,502	78,412
VAT	27,047	22,413
Loan to Micronic[1]	7,000	3,500
Prepaid expenses	16,583	18,404
Other	13,670	24,954

Total other current assets	125,802	147,683

1	Pursuant to a license agreement between Micronic and ASML, ASML has paid to Micronic in 2005 an amount of EUR 20 million, of which EUR 3.5 million (December 31, 2005: EUR 7 million) is current.
Zeiss is our sole supplier of lenses and, from time to time, receives non-interest advance payments from us that assist in financing Zeiss’ work in progress and thereby secure lens deliveries to us. Amounts owed under these advance payments are repaid through lens deliveries. We do not maintain a loss allowance against these advances, but periodically monitor Zeiss’ financial condition to confirm that no provision is necessary.
ASML STATUTORY ANNUAL REPORT 2006

11. Intangible Assets

		Intellectual
	Development	Property
	Expenditures	Rights	Total
(in thousands)	EUR	EUR	EUR

Cost
Balance January 1, 2005	0	45,717	45,717
Additions	98,484	1,378	99,862

Balance December 31, 2005	98,484	47,095	145,579
Additions	93,690	120	93,810

Balance December 31, 2006	192,174	47,215	239,389

Amortization and impairment
Balance January 1, 2005	0	13,899	13,899
Amortization for the year	19,758	8,253	28,011
Impairment	5,124	0	5,124

Balance December 31, 2005	24,882	22,152	47,034
Amortization for the year	45,455	6,987	52,442

Balance December 31, 2006	70,337	29,139	99,476

Carrying amount
December 31, 2005	73,602	24,943	98,545
December 31, 2006	121,837	18,076	139,913

In connection with a settlement of worldwide patent litigation between Nikon, ASML and Zeiss, on December 10, 2004, ASML entered into a patent cross-license agreement with Nikon, effective November 12, 2004, pursuant to which (i) ASML granted Nikon a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by ASML and (ii) Nikon granted ASML a non-exclusive license to manufacture and sell lithography equipment (other than optical components) under patents owned or otherwise sublicensable by Nikon.
The licenses under the agreement are perpetual for patents having an effective application date before 2003 (“Class A Patents”) and all other patents (“Class B Patents”) will terminate at the end of 2009. At any time until June 30, 2015, either party has a limited right to designate up to 5 Class B patents (or patents related to lithography issued from 2010 to 2015) of the other party as Class A Patents. Any patents acquired after the date of the agreement are deemed Class B Patents.
In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, further made required payments of US$ 9 million (approximately EUR 8 million) in both 2005 and 2006, and is obligated to make an additional payment to Nikon of US$ 9 million in 2007.
Based upon a royalty valuation method (using a royalty structure which was determined through an analysis of royalty agreements that involve transfers of technologies broadly comparable to ASML’s technology), an amount of EUR 21 million of the EUR 70 million of charges relating to the settlement was determined to pertain to future sales and was capitalized under intangible assets. The intangible asset is amortized over a period of 5 years under cost of sales, which equals the remaining estimated useful life of Class A Patents and the contractual life of Class B Patents. The remaining EUR 49 million was determined to relate to past conduct, i.e., components of products that had been affected by the patents covered by the patent cross-license agreement and that had been installed prior to effectiveness of the cross-license agreement. This amount was expensed as research and development expenses in ASML’s profit and loss account for the year ended December 31, 2004.
ASML applies IAS 38, “Intangible Assets” in accounting for development expenditures. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 1 and 3 years. Amortization starts when the developed product is ready for volume production.
ASML STATUTORY ANNUAL REPORT 2006

12. Property, Plant and Equipment
Property, plant and equipment consist of the following:

		Machinery		Furniture,
	Buildings and	and	Leasehold	fixtures, other
	constructions	equipment	improvements	equipment	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR

Cost
Balance, January 1, 2005	140,310	446,699	106,650	182,371	876,030
Additions	1,510	30,289	15,314	31,358	78,471
Disposals	(24,644)	(67,064)	(666)	(10,016)	(102,390)
Effect of exchange rates	9,775	23,900	731	3,821	38,227

Balance, December 31, 2005	126,951	433,824	122,029	207,534	890,338
Additions	1,919	52,703	17,481	27,191	99,294
Disposals	(605)	(37,318)	(1,977)	(3,262)	(43,162)
Effect of exchange rates	(7,107)	(14,190)	(592)	(2,344)	(24,233)

Balance, December 31, 2006	121,158	435,019	136,941	229,119	922,237

Accumulated depreciation
Balance, January 1, 2005	59,022	323,079	60,814	129,424	572,339
Depreciation	4,141	39,961	10,754	23,317	78,173
Impairment charges	0	8,350	0	0	8,350
Disposals	(16,668)	(46,682)	(221)	(8,546)	(72,117)
Effect of exchange rates	4,892	16,795	461	2,864	25,012

Balance, December 31, 2005	51,387	341,503	71,808	147,059	611,757
Depreciation	3,758	32,938	11,858	27,447	76,001
Impairment charges	10,222	7,132	0	0	17,354
Disposals	(309)	(32,889)	(1,343)	(3,057)	(37,598)
Effect of exchange rates	(3,125)	(10,852)	(396)	(1,794)	(16,167)

Balance, December 31, 2006	61,933	337,832	81,927	169,655	651,347

Carrying amount[1]
December 31, 2005	75,564	92,321	50,221	60,475	278,581
December 31, 2006	59,225	97,187	55,014	59,464	270,890

1	Includes as of December 31, 2006 and 2005 assets under construction, respectively, for buildings and constructions of EUR 1,615 and EUR 1,390, machinery and equipment of EUR 1,582 and EUR 1,855, leasehold improvements of EUR 11,524 and EUR 4,473 and furniture, fixtures and other equipment of EUR 13,194 and EUR 9,805.
The majority of the Company’s disposals relate to machinery and equipment, primarily consisting of demonstration systems and training systems. These systems are similar to the ones ASML sells in its ordinary course of business. The systems are capitalized under fixed assets because they are held and, at the time they are placed in service, expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their useful life. From the moment these assets are no longer held for use but intended for sale, they are reclassified from fixed assets to inventory at the lower of their carrying value or fair market value. The cost of sales for these systems includes this value and the additional costs of refurbishing (materials and labor). When sold, the proceeds and cost of these systems are recorded as revenue and cost of sales, respectively, identical to the treatment of other sales transactions.
During 2005, we recorded impairment charges of EUR 8.4 million of which we recorded EUR 1.7 million in research and development expenses and EUR 6.7 million in cost of sales. During 2006 we recorded impairment charges of EUR 17.4 million of which we recorded EUR 14.1 million in cost of sales, EUR 2.0 million in research and development expenses and EUR 1.3 million in selling, general and administrative costs.
The impairment charges recorded in 2006 mainly relate to buildings and construction (EUR 10.2 million) and machinery and equipment (EUR 7.1 million). The impairment charges with respect to buildings and construction mainly relate to a subleased building in Japan for which there are insufficient cash flows to support its carrying amount, mainly as a result of a drop in rental income. This drop is caused by a cancellation of one of the subleases and unfavorable real estate market conditions at the location of our Japan building. The impairment was determined based on the difference between the building’s estimated fair value and its carrying amount. The impairment charges with respect to machinery and equipment mainly relate to development,
ASML STATUTORY ANNUAL REPORT 2006

production and field service tooling, which were no longer used because the tools did no longer meet the today’s technology requirements. The impairment charges were determined based on the difference between the assets’ estimated fair value and their carrying amount.
13. Accrued Liabilities and Other
Accrued liabilities and other consist of the following:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Deferred revenue	159,410	191,234
Warranty	38,215	75,297
Materials and costs to be paid	92,971	171,558
Current portion of long term debt	468,860	7,406
Advances from customers	99,303	96,242
Personnel related items	82,215	119,522
Investment credits	1,356	3,651
Restructuring	2,319	1,745
Other	13,480	543

Total accrued liabilities and other	958,129	667,198

Advances from customers consist of down payments made by customers prior to shipment for systems included in our current product portfolio or systems currently under development.
We provide standard warranty coverage on our systems for twelve months and an additional four year’s lens warranty for generally, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty cost is based on historical product performance, expected results from improvement programs and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge and update these estimated charges periodically. Changes in product warranty liabilities for the years 2005 and 2006 are as follows:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Balance, January 1	35,150	38,215
Additions	42,014	83,059
Usage	(40,283)	(42,895)
Effect of exchange rates	1,334	(3,082)

Total warranty	38,215	75,297

ASML STATUTORY ANNUAL REPORT 2006

14. Convertible Subordinated Debt and Other Borrowing Arrangements
The Company’s obligations to make principal repayments under convertible subordinated notes and other borrowing arrangements as of December 31, 2006, for the next five years and thereafter, assuming no conversions of the Company’s convertible notes occur and excluding interest expense, are as follows:

2007	573
2008	453
2009	453
2010	380,453
2011	35
Thereafter	0

Total	381,967

Convertible Subordinated Notes
In October 2001, we completed an offering of US$ 575 million principal amount of our 5.75 percent Convertible Subordinated Notes due October 15, 2006, with interest payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2002. The notes were converted into 30,811,215 ordinary shares at US$ 18.66 in 2006. Prior to the conversion, we purchased 14,934,843 shares pursuant to a call option transaction. These shares have subsequently been reissued in order to satisfy the conversion rights of holders of our 5.75 percent Convertible Subordinated Notes. We paid EUR 277 million for these shares in total. An additional 15,876,372 shares have been issued to satisfy the conversion rights of these notes.
The interest charged for the period up to conversion is calculated by applying an effective interest rate of 14.6 percent to the liability component.
In May 2003, we completed an offering of EUR 380 million principal amount of our 5.50 percent Convertible Subordinated Notes due 2010, with interest payable annually on May 15 of each year, commencing on May 15, 2004. The notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share at any time prior to maturity. Unless previously converted, the notes are redeemable at 100 percent of its principal amount on May 15, 2010. The notes are redeemable at our option, in whole or in part, at any time on or after May 27, 2006, provided that our shares close above 150 percent of the conversion price for twenty trading days out of a thirty-day period.
The interest charged for the year is calculated by applying an effective interest rate of 10.1 percent to the liability component.
Under IFRS, ASML applies IAS 32, “Financial instruments: Disclosure and presentation” and IAS 39, “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes. The equity component relates to the grant of a conversion option to shares to the holder of the bond. The liability component creates a financial liability that is measured at amortized cost which results in additional interest charges.
ASML STATUTORY ANNUAL REPORT 2006

The net proceeds received from the issue of the Company’s Convertible Subordinated Notes have been split between a liability component and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Company, as follows (excluding underwriting commission):

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

5.75 percent convertible notes
Liability component at January 1	372,593	461,699
Interest charged	55,305	45,261
Interest paid	(26,409)	(11,886)
Effect of exchange rates	60,210	(26,342)
Redemption	0	(53)
Conversion into company’s shares	0	(468,679)

Liability component at December 31	461,699	0
Underwriting commission capitalized at December 31	(1,653)	0

Carrying amount at December 31	460,046	0
Nominal value at December 31	487,497	0

5.50 percent convertible notes
Liability component at January 1	313,225	324,694
Interest charged	32,369	32,790
Interest paid	(20,900)	(20,900)

Liability component at December 31	324,694	336,584
Underwriting commission capitalized at December 31	(4,110)	(3,364)

Carrying amount at December 31	320,584	333,220
Nominal value at December 31	380,000	380,000

The following table summarizes the estimated fair values of our Convertible Subordinated Notes:

	2005		2006
	Principal		Principal
Year ended December 31	Amount	Fair Value	Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR

5.75 percent convertible notes	487,497	559,587	0	0
5.50 percent convertible notes	380,000	510,891	380,000	531,050

(Source: Bloomberg)
The fair value of the Company’s long-term debt is estimated based on the quoted market prices as of December 31, 2005 and December 31, 2006, respectively.
Other financial debt
In February 1997, we received a US$ 6.5 million (EUR 5.5 million) loan from the Connecticut Development Authority. The loan has a ten-year term, bears interest at 8.25 percent, and is secured by the Company’s United States facility in Wilton, Connecticut. At December 31, 2006, our outstanding debt with respect to this loan amounted to US$ 0.2 million (EUR 0.1 million).
We assumed three yen-denominated loans (which were granted in 1999) in connection with our merger with SVG. Approximately EUR 1.8 million (JPY 290 million) is outstanding at December 31, 2006, which loan is secured by land and buildings in Japan and payable in monthly installments through the year 2011. The loans are interest bearing at 2.5 percent.
Lines of credit
At December 31, 2006, the Company had available credit facilities for a total of EUR 400 million (2005: EUR 400 million), all of which expire in November 2009.
No amounts were outstanding under these credit facilities at the end of 2006 and 2005. The credit facilities contain certain restrictive covenants, including a requirement that the Company maintains a minimum financial condition ratio, calculated in
ASML STATUTORY ANNUAL REPORT 2006

accordance with a contractually agreed formula. ASML was in compliance with these covenants at December 31, 2006 and 2005. ASML does not currently anticipate any difficulty in continuing to meet these covenant requirements.
Outstanding amounts under these credit facilities will bear interest at the European Interbank Offered Rate (EURIBOR) or the London Interbank Offered Rate (LIBOR) plus a margin that is dependent on the Company’s liquidity position.
15. Derivative Financial Instruments
Market risk represents the risk of a change in the value of a financial instrument, derivative or non derivative, caused by fluctuations in currency exchange rates and interest rates. The Company addresses market risk in accordance with established policies and thereby enters into various derivative transactions. No such transactions are entered into for trading purposes.
Foreign currency management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.
It is the Company’s policy to hedge material transaction exposures, such as sales transactions, forecasted purchase transactions and accounts receivable/accounts payable. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forwards is aimed at reflecting the likelihood of the transactions occurring. The effectiveness of all outstanding hedge contracts is monitored closely throughout the life of the hedges.
During the twelve months ended December 31, 2006, no gain or loss was recognized in cost of sales relating to ineffective hedges. As of December 31, 2006 EUR 4.1 million (December 31, 2005: EUR 9.9 million) of other comprehensive income represents the total anticipated gain to be released to sales, and EUR 2.1 million (December 31, 2005: EUR 1.2 million) is the total anticipated loss to be charged to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.
It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.
It is the Company’s policy to manage material translation exposures resulting predominantly from ASML’s U.S. dollar net investments. Throughout 2004 and 2005 a proportion of our USD 575 million 5.75 percent Convertible Subordinated Notes due 2006 was assigned to hedge a certain part of our U.S. dollar net investments. As from December 2005 onwards, forward contracts have been assigned to hedge this exposure.
The related foreign currency translation amounts (gross of taxes) included in cumulative translation adjustment for the years ended December 31, 2005 and 2006 were EUR 28.2 million loss and EUR 16.0 million gain, respectively.
Interest rate management
The Company has both assets and liabilities that bear interest, which expose the Company to fluctuations in the prevailing market rate of interest. The Company uses interest rate swaps to align the interest typical terms of interest bearing assets with the interest typical terms of interest bearing liabilities. The Company still retains residual financial statement exposure risk to the extent that the asset and liability positions do not fully offset. It is the Company’s policy to enter into interest rate swaps to hedge this residual exposure. For this purpose, the Company uses interest rate swaps, both to hedge changes in market value of fixed loan coupons payable due to changes in interest rates as well as to hedge the variability of future interest receipts as a result of changes in market interest rates.
As of December 31, 2006, we had two EUR interest rate swaps outstanding with nominal values of EUR 380 million in total on which we pay a floating interest of 3.59 percent. These interest rate swaps, which are designated as cash flow hedges, have fixed interest receipts at an average of 3.69 percent for periods up until May 2010 and have floating interest payments at 3 months EURIBOR.
ASML STATUTORY ANNUAL REPORT 2006

Financial Instruments as of December 31, 2006
The Company uses foreign exchange derivatives to manage its currency risk and interest rate swaps to manage its interest rate risk. Most derivatives, except for the interest rate swaps, will mature in one year or less after the balance sheet date. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

	2005		2006
	Notional	2005	Notional	2006
As of December 31	Amount[2]	Fair Value	Amount[2]	Fair Value
(in thousands)	EUR	EUR	EUR	EUR

Forward contracts[1]	93,260	(6,508)	480,489	1,642
Currency options	(29,843)	(1,369)	73,049	2,740
Interest rate swaps	917,395	(4,896)	429,900	(4,447)

(Source: Bloomberg)

1	Includes forward contracts on U.S. Dollars, Hong Kong Dollars, British Pounds, Swiss Francs, Israeli Shekel, Japanese Yen, Singapore Dollars, Taiwanese Dollars and Korean Wons.
2	Net amount of forward and option contracts assigned as a hedge to sales and purchase transactions, to monetary assets and liabilities and to net investments in foreign operations.
The fair value of forward contracts (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account the current interest rates, current exchange rates and current creditworthiness of the counterparties.
The fair value of currency options (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the option agreements at the reporting date, taking into account the current interest rates, current exchange rates, volatility and current creditworthiness of the counterparties.
The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account the current interest rates and current creditworthiness of the counterparties.
Credit Risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative financial instruments used in hedging activities. See also Note 21 to our consolidated financial statements.
Financial instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting our counterparties to a sufficient number of major financial institutions and issuers of commercial paper. We do not expect the counterparties to default given their high credit quality.
Our customers consist of integrated circuit manufacturers located throughout the world. We perform ongoing credit evaluations of its customers’ financial condition and generally requires no collateral to secure accounts receivable, we maintain an allowance for potentially uncollectible accounts receivable. We regularly review the allowance by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In addition, we utilize letters of credit to mitigate credit risk when considered appropriate.
16. Employee Benefits
Deferred Compensation Plans
In February 1997, SVG adopted a non-qualified deferred compensation plan (“defined contribution plan”) that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and commissions. The plan allowed SVG to credit additional amounts to participants’ account balances, depending on the amount of the employee’s contribution, up to a maximum of 5 percent of an employee’s annual salary and bonus. In addition, interest is credited to the participants’ account balances at 120 percent of the average Moody’s corporate bond rate. For calendar years 2005 and 2006, participants’ accounts were credited at 7.04 percent and 6.92 percent, respectively. SVG’s contributions and related interest became 100 percent vested in May 2001 with the merger of SVG and ASML. During fiscal years 2005 and 2006, the expense incurred under this plan was EUR 0.4 million and EUR 0.2 million, respectively. As of December 31, 2005 and 2006, the Company’s liability under the deferred compensation plan was EUR 5 million and EUR 3 million, respectively.
ASML STATUTORY ANNUAL REPORT 2006

In July 2002, ASML adopted a non-qualified deferred compensation plan (“defined contribution plan”) for its United States employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and other benefits. The plan allows ASML to credit additional amounts to the participants’ account balances. The participants invest their funds between the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least 5 years after deferral. There were minor plan expenses in 2005 and 2006. On December 31, 2005 and 2006, the Company’s liability under the deferred compensation plan was EUR 3 million and EUR 5 million, respectively.
Pension Plans
ASML maintains various pension plans covering substantially all of its employees. The Company’s approximately 2,800 employees in the Netherlands participate in a multi-employer union plan (“Bedrijfstakpensioenfonds Metalektro” ), which is managed by PME, and determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This multi-employer union plan spans approximately 1,300 companies and 147,000 contributing members. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pensions and Savings Act), a multi-employer union plan must be monitored against specific criteria, including the funding ratio of the plan’s assets to its obligations. This funding ratio must exceed 100 percent for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The pension rights of each employee are based upon the employee’s average salary during employment.
ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan as PME informed ASML that its internal administrative systems are not organized to provide ASML with the required Company-specific information to enable ASML to account for the plan as a defined benefit plan. In January 2007, PME issued a press release on its website which stated a funding ratio of 129 percent as of December 31, 2006 (December 31, 2005: 123 percent). This funding ratio is calculated by dividing the fund’s capital by the total sum of pension liabilities and is on the basis of actual market interest.
ASML’s net periodic pension cost for this multi-employer plan for any fiscal period is the amount of the required contribution for that period. The contribution rate 2006 imposed by PME for the old age pension was 23 percent (2005: 25 percent) of the pensionable salary. Apart from the contribution rate for the old age pension, PME imposes a contribution rate for the transitional arrangements. This amounts to 7 percent of the salary (2005: 7 percent). ASML bears 70 percent of these premiums. The other 30 percent is charged to its employees.
ASML has been informed that its yearly contribution will not change significantly in the foreseeable future. However, a contingent liability may arise from, for example, possible actuarial losses relating to other participating entities because each entity that participates in a multi-employer plan shares in the actuarial risks of every other participating entity or any responsibility under the terms of a plan to finance any shortfall in the plan if other entities cease to participate. The plan thus exposes the participating entities to actuarial risks associated with current and former employees of other entities with the result that no consistent and reliable basis for allocating the pension obligation, plan assets and cost to individual entities participating in the plan exists.
ASML also participates in several defined contribution pension plans, with ASML’s expenses for these plans equaling the contributions made in the relevant fiscal period.
The Company’s pension costs for all employees for the years ended December 31, 2005 and 2006 were:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Pension plan based on multi-employer union plan	20,143	21,407
Pension plans based on defined contribution	7,254	7,538

Total	27,397	28,945

Bonus plan
ASML has a performance-related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependent on the actual performance on corporate, departmental and personal targets. The bonus for members of senior management can range between 0 percent and 70 percent, or 0 percent and 40 percent of their annual salaries, depending upon their seniority. The performance targets for 2006 were set per half year of which the first
ASML STATUTORY ANNUAL REPORT 2006

half year amount is paid out in the second half of 2006 and the second half year amount is expected to be paid out in the first quarter of 2007. The Company’s bonus expenses for all participants under this plan were:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Bonus expenses	8,555	8,202

The second half-year 2006 bonus is accrued for in the profit and loss account for the year ended December 31, 2006 and expected to be paid in the first quarter of 2007.
In early 2005, a dispute arose between the Company and the Works Council regarding the question whether the establishment of and amendments to bonus plans for management (the “ASML Senior and Executive Bonus Plan”) should be subject to the approval of the Works Council. In May 2005, the Works Council initiated legal proceedings on this matter. In July 2006, ASML and the Works Council entered into an agreement on the matter and agreed to no longer pursue the court case by either party.
Profit-sharing plan
ASML has a profit-sharing plan covering all employees, who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing bonus, based on a percentage of ASML’s net income for the year relative to sales ranging from 0 to 20 percent of annual salary. The profit-sharing percentage for the years 2005 and 2006 was 8 percent and 12 percent, respectively. This profit-sharing bonus is accrued for in the profit and loss account for the year ended December 31, 2006 for an amount of EUR 27.8 million, expected to be paid in the first quarter of 2007.
Stock Options
The Company has adopted various similar stock option plans for its employees. Each year, the Board of Management determines, by category of ASML personnel, the total available number of stock options that can be granted in that year. The determination is subject to the approval of the Supervisory Board of the Company. Options granted under ASML’s stock option plans have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext on the applicable grant dates. Granted incentive and new hire stock options vest over a three-year period with any unexercised stock options expiring ten years after the grant date.
Stock option transactions are summarized as follows:

		Weighted
		average
	Number of	exercise price
	shares	per share (EUR)

Outstanding, December 31, 2004	25,619,994	23.19
Granted	2,685,681 [1]	11.56
Exercised	(991,700)	11.68
Expired	(1,522,674)	15.04

Outstanding, December 31, 2005	25,791,301	23.09
Granted	1,185,863	17.81
Exercised	(1,964,268)	14.40
Expired	(1,589,546)	33.01

Outstanding, December 31, 2006	23,423,350	23.40
Exercisable, December 31, 2006	17,258,450	27.15
Exercisable, December 31, 2005	18,251,813	28.06
Exercisable, December 31, 2004	19,568,177	26.65

1	Actual number of performance stock options which are awarded in 2006 for 2005 achievements. These options were conditionally granted in 2005.
The weighted average share price at the date of exercise for stock options was EUR 18.26 (2005: EUR 15.36).
ASML STATUTORY ANNUAL REPORT 2006

Information with respect to stock options outstanding at December 31, 2006 is as follows:

			Weighted	Weighted
Options			average	average
outstanding	Number	Number	remaining	exercise price
Range of exercise	outstanding	exercisable	contractual	of outstanding
prices (EUR)	December 31, 2006	December 31, 2006	life (years)	options (EUR)

5.29 — 7.94	316,820	316,820	5.43	7.30
8.17 — 12.26	8,257,562	3,470,376	6.14	11.38
12.75 — 19.13	2,784,987	1,407,273	5.02	15.99
19.45 — 29.18	3,565,222	3,565,222	0.97	20.58
29.65 — 44.48	4,928,829	4,928,829	0.09	34.39
45.02 — 67.53	3,569,930	3,569,930	5.07	46.02

Total	23,423,350	17,258,450	3.77	23.40

The estimated weighted average fair value of options granted during 2005 and 2006 was EUR 6.87 and EUR 5.69, respectively, on the date of grant. Exercise prices are based upon the share price at the date of grant. ASML estimates this fair value using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model is based on the following assumptions:

Year ended December 31	2005	2006

Weighted average share price (in EUR)	11.52	17.81
Volatility (in percentage)	65.6	30.0
Expected life (in years)	5	5
Risk free interest rate	3.10	3.8
Expected dividend yield	0	0
Forfeiture rate[1]	0	0

1	As per year end 2006 we estimate forfeitures to be nil.
Since January 1, 2006 we are adopting implied volatility of our actively-traded options for new issued stock options as one of the assumptions in the Black-Scholes pricing model. As the semiconductor industry is becoming more mature, resulting in a decreasing cyclicality, we believe that implied volatility is nowadays a better assumption for the valuation model than historical volatility as previously applied.
When establishing the expected life assumption we annually take into account the contractual terms of the options as well as historical employee exercise behavior.
Total compensation expenses related to nonvested awards to be recognized in future periods amounts to EUR 9.7 million as per December 31, 2006. The weighted average period over which these costs are expected to be recognized is calculated at 1.3 years.
The Company recognized total share-based payment expenses of EUR 8.3 million (2005: EUR 12.8 million) related to stock options.
Stock Option Extension Plans and Financing
In 2002, employees were offered an extension of the option period for options granted in 1997 up to and including 2000. For the years 1997 up to and including 1999, this extension is either until October 21, 2008, or October 21, 2005. For 2000, the option period is extended until 2012. Employees who accepted the extension became subject to additional exercise periods in respect of their options. At the modification date, there was no intrinsic value of the modified award because the exercise price under each plan still exceeded ASML’s stock price on the modification date. As a result, these stock option extensions did not result in recognition of any compensation expense.
Stock option plans that were issued before 2001 were constructed with a virtual financing arrangement in compliance with the applicable laws and after obtaining the necessary corporate approvals, whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management (being Messrs. Van den Brink and Wennink — each EUR 380,835) subject to the Netherlands tax-regime. The interest-free loans issued under this arrangement are repayable to
ASML STATUTORY ANNUAL REPORT 2006

ASML on the exercise date of the respective option, provided that the option is actually exercised. If the options expire unexercised, the loans are forgiven. ASML’s Supervisory Board approved the Stock Option Plans 2000 at the time, including the loans, as these were part of the Stock Option Plan.
In 2006, we launched a stock option plan for Dutch employees holding stock options granted in 2000 (option “A”), which expire in 2012. In this plan we granted options (option “B”) which only become effective after option “A” expires unexercised in 2012. The virtual employee loan in conjunction with option “A” will then be transferred to option “B” and consequentially gets the status of a perpetual loan. In total 932 employees chose to join this plan. Under the plan we granted 1,515,643 stock options and recognized additional compensation expenses of EUR 0.8 million for the year ended December 31, 2006.
Policy for issuing shares upon exercise
Until 2006 we issued new shares to satisfy the option rights of option holders upon exercise. We will prepare for additional potential share buyback programs to be executed, subject to authorization by the Annual General Meeting of Shareholders on March 28, 2007. These shares will either be used to cover outstanding stock options or be cancelled.
17. Commitments, Contingencies and Guarantees
The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company’s consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments, and purchase obligations, are not generally required to be recognized as liabilities on the Company’s balance sheet but are required to be disclosed.
Lease Commitments
The Company leases buildings and equipment under various operating leases. Operating leases are charged to expense on a straight-line basis. See Tabular Disclosure of Contractual Obligations below.
In 2003, ASML moved to its current Veldhoven headquarters. The Company is leasing these headquarters for a period of 15 years from an entity (the “lessor”) that was incorporated by a syndicate of 3 banks (“shareholders”) solely for the purpose of leasing this building. The lessor’s shareholders equity amounts to EUR 1.9 million.
Furthermore the shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million. ASML provided the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a pre-determined price of EUR 24.5 million, or during the lease at the book value of the assets. The total assets of the lessor entity amounted to approximately EUR 54 million at inception of the lease. The total equity investment at risk is approximately 3.6 percent of the lessor’s total assets and is not considered and cannot be demonstrated, qualitatively or quantitatively, to be sufficient to permit the lessor to finance its activities without additional subordinated financial support provided by any parties, including the shareholders. ASML determined that it is not appropriate to consolidate the lessor entity as it is not the primary beneficiary. To make this determination, the expected losses and expected residual returns of the lessor were allocated to each variable interest holder based on their contractual right to absorb expected losses and residual returns. The analysis of expected losses and expected residual returns involved determining the expected negative and positive variability in the fair value of the lessor’s net assets exclusive of variable interests through various cash flow scenarios based upon the expected market value of the lessor’s net assets. Based on this analysis, ASML determined that other shareholders will absorb the majority of the lessor’s expected losses, and as a result, ASML is not the primary beneficiary. ASML’s maximum exposure to the lessor’s expected losses is estimated to be approximately EUR 5.4 million.
Purchase Obligations
The Company enters into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that result from purchase commitments that are forfeited are provided for in the Company’s financial statements. As of December 31, 2006, the Company had purchase commitments for a total amount of approximately EUR 995 million (December 31, 2005: EUR 676 million), reflecting its backlog level at the end of 2006. In its negotiations with suppliers the Company continuously seeks to align its purchase commitments with its business objectives. See Tabular Disclosure of Contractual Obligations below.
ASML STATUTORY ANNUAL REPORT 2006

Tabular Disclosure of Contractual Obligations
The Company’s contractual obligations with respect to long term debt, operating lease obligations, purchase obligations and other deferred liabilities as of December 31, 2006 can be summarized as follows:

		Less than	1-3	3-5	After 5
Payments due by period	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Long Term Debt Obligations, including interest expenses[1]	455,214	21,516	42,754	390,944	0
Operating Lease Obligations	187,742	31,210	50,511	35,893	70,128
Purchase Obligations	995,047	991,292	3,546	209	0
Other Liabilities[2]	30,793	6,834	23,959	0	0

Total Contractual Obligations	1,668,796	1,050,852	120,770	427,046	70,128

1	We refer to Note 14 to the consolidated financial statements for the amounts excluding interest expenses.
2	Other liabilities relate to the additional payment to Nikon due in 2007 with respect to a cross-license of patents related to lithography equipment (EUR 6,834) and system repurchase commitments (EUR 23,959).
Operating lease obligations include leases of equipment and facilities. Equipment lease obligations mainly consist of obligations regarding leased buildings in Veldhoven, the Netherlands, and are negotiated for an average term of 15 years. Lease payments recognized as an expense were EUR 47 million and EUR 42 million for the years ended December 31, 2005 and 2006, respectively. In general lease contracts are negotiated and accounted for on a straight line basis throughout the lease terms.
Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2006 can be summarized as follows:

		Less than	1-3	3-5	After 5
Purchase options due by period	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Purchase options	61,362	0	5,627	0	55,735

Tax unity
ASML Holding N.V. forms a tax unity together with its Dutch subsidiaries for purposes of Dutch tax laws and are as such jointly and severally liable for the tax debts of the unity.
Other Off-Balance Sheet Arrangements
The Company has certain additional commitments and contingencies that are not recorded on its balance sheet but may result in future cash requirements.
We provide guarantees to third parties in connection with transactions entered into in the ordinary course of business from time to time.
Intended acquisition of Brion
We intend to acquire 100 percent of the outstanding shares of Brion, subject to approval by regulatory authorities, for a total consideration of USD 270 million (approximately EUR 203 million) in cash.
18. Legal Contingencies
ASML is party to various legal proceedings generally incidental to its business. ASML also faces exposure from other actual or potential claims and legal proceedings. In addition, ASML customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.
ASML STATUTORY ANNUAL REPORT 2006

The Company accrues for legal costs related to litigation in its profit and loss account at the time when the related legal services are actually provided to ASML.
Patent litigation with Nikon
From 2001 through late 2004, ASML was a party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to photolithography. ASML in turn filed claims against Nikon.
Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an agreement to dismiss all pending patent litigation between the companies, an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, further made payments of US$ 9 million (approximately EUR 8 million) in both 2005 and 2006, and is obligated to make an additional payment to Nikon of US$ 9 million in 2007. Zeiss made an initial payment to Nikon of US$ 40 million (approximately EUR 32 million) in 2004, further made payments of US$ 6 million (approximately EUR 4 million) in both 2005 and 2006, and is required to make an additional payment to Nikon of US$ 6 million in 2007.
Patent litigation with Ultratech Stepper, Inc.
In May 2000, Ultratech Stepper, Inc. (“Ultratech”) filed a lawsuit against ASML. Ultratech alleges that ASML is infringing Ultratech’s rights under a United States patent in connection with its manufacture and commercialization in the United States of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment.
Ultratech’s patent infringement claims were tried before a jury in Oakland, California, in May and June of 2005. On June 21, 2005 the jury unanimously determined that each of the claims of Ultratech’s patent that Ultratech had asserted against ASML was invalid, and thus that ASML was not liable for patent infringement, notwithstanding the jury’s finding that each of these claims was infringed by ASML and certain of its customers. The Court entered judgment in favor of ASML following receipt of the jury verdict.
Ultratech filed motions with the Court seeking to overturn the jury’s finding that the asserted claims of its patent are invalid or, in the alternative, seeking a new trial. The Court denied each of Ultratech’s motions. Ultratech then filed an appeal with the United States Court of Appeals for the Federal Circuit challenging the finding that the asserted claims of Ultratech’s patent are invalid. Briefing is ongoing in connection with this appeal, and no hearing date has been set yet. In the event the appeals court overturns the jury’s finding that the asserted claims of Ultratech’s patent are invalid and ASML is held to infringe any valid claims of Ultratech’s patent, it could result in a substantial damages award and an injunction that could substantially restrict or prohibit ASML’s sales in the United States, either of which could have a material adverse effect on the Company’s financial position and results of operations.
Arbitration with Aviza Technology, Inc.
On December 1, 2006, Aviza Technology, Inc. (“Aviza”) initiated arbitration proceedings against ASML Holding N.V., ASML U.S., Inc. and various other affiliates and subsidiaries (collectively, the “ASML parties”). Aviza’s arbitration demand alleges that the ASML parties engaged in fraud and made negligent misrepresentations or omissions in connection with a 2002 license agreement between ASML and IPS, Ltd. that was assigned to Aviza in connection with the 2003 divestiture of ASML’s Thermal Division.
ASML believes that there are meritorious defenses to Aviza’s allegations, and it intends to vigorously defend itself in the arbitration proceeding, and accordingly, that the outcome of the proceeding will not have a material adverse effect on its financial position or results of operations. However, there can be no assurance that ASML will prevail, given the inherently uncertain nature of arbitration proceedings. If Aviza were to prevail, it could result in a substantial damages award and have a material adverse effect on ASML’s financial position and results of operations.
ASML STATUTORY ANNUAL REPORT 2006

19. Income Taxes
The components of income before income taxes are as follows:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Domestic	266,606	663,396
Foreign	193,945	218,822

Total	460,551	882,218

In addition to the income tax expense charged to the profit and loss account, current and deferred tax of EUR 3.4 million were recognized in equity (loss) in the year 2006.
The Netherlands domestic statutory tax rate amounted 29.6 percent in 2006 and 31.5 percent in 2005. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.
The reconciliation between the provision for income taxes shown in the consolidated profit and loss account, based on the effective tax rate, and expense based on the domestic tax rate, is as follows:

Year ended December 31	2005		2006
(in thousands)	EUR	%	EUR	%

Income before income taxes	460,551	100.0	882,218	100.0
Income tax expense based on domestic rate[1]	145,074	31.5	261,137	29.6
Change in statutory tax rate[2]	(2,056)	(0.5)	(3,435)	(0.4)
Different tax rates[3]	(19,478)	(4.2)	(19,710)	(2.2)
Other credits and non-taxable items[4]	4,185	0.9	8,242	0.9

Provision for income taxes shown in the profit and loss account	127,725	27.7	246,234	27.9

1	Income tax expense based on domestic rate reflects the tax expense that would have been applicable if all of our income were derived from our Dutch operations.
2	At the end of 2005, the Netherlands Government enacted a tax rate reduction to 29.6 percent in 2006 and 29.1 percent in 2007. This led to an additional remeasurement of our deferred tax assets and liabilities, resulting in a one time tax benefit of EUR 2.1 million in 2005 since we had a net deferred tax liability position in the Netherlands tax jurisdiction. At the end of 2006, the Netherlands Government has enacted a tax rate reduction again. As a result of this law change the Netherlands statutory tax rate was reduced to 25.5 percent for 2007 and following years. This led to a remeasurement of our deferred tax assets and liabilities, resulting in a one time tax benefit of EUR 3.4 million in 2006 since we had a net deferred tax liability position in the Netherlands tax jurisdiction.
3	Our results are not solely realized in the Netherlands but also in other countries where different tax rates are applicable. Different tax rates reflect the adjustment necessary to give effect to the differing tax rates applicable in these non-Dutch jurisdictions.
4	Other credits and non-taxable items reflect the impact on statutory rates of permanent non-deductible and non- taxable items such as non-deductible taxes and dues, non-deductible interest expense, and non-deductible meals and entertainment, as well as the impact of various tax credits on our provision for income taxes.
ASML’s provision for income taxes as included in the consolidated profit and loss accounts consists of the following:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Current
Domestic	2,216	190,844
Foreign	4,517	27,459
Deferred
Domestic	68,446	555
Foreign	52,546	27,376

Total	127,725	246,234

ASML STATUTORY ANNUAL REPORT 2006

The deferred tax position and tax contingencies recorded within the balance sheet are as follows:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Deferred tax position	162,082	207,566
Tax contingencies	(127,864)	(130,661)

Total	34,218	76,905

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is highly judgmental. However, we believe that we have adequately reserved for tax contingencies. Settlement of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations, financial condition and cash flows. The tax contingencies mainly relate to transfer pricing positions, operational activities in countries where we are not tax registered and tax deductible costs. We provide for these tax contingencies for the duration of the statue of limitation which differs per tax jurisdiction and generally ranges up to 7 years. As of December 31, 2006 the tax contingencies amount to EUR 130.7 million (December 31, 2005: EUR 127.9 million) and are included in Deferred tax and other liabilities on the consolidated balance sheets.
The deferred tax position is classified in the consolidated financial statements as follows:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Deferred tax assets	282,833	315,180
Deferred tax liabilities — non-current	(120,751)	(107,614)

Total	162,082	207,566

The deferred tax position consists of the following:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Tax effect carry-forward losses	134,220	109,554
Bilateral Advance Pricing Agreement	66,740	57,213
Research and Development Costs	1,986	15,354
Inventories	13,167	30,851
Temporary depreciation investments	(50,781)	(9,998)
Other temporary differences	(3,250)	4,592

Total	162,082	207,566

Deferred tax assets result predominantly from net operating loss carry-forwards incurred in the United States. Net operating losses qualified as tax losses under United States federal tax laws incurred by United States group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred. The Company’s ability to carry forward its United States federal tax losses in existence at December 31, 2006 will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under United States state tax laws incurred by United States group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for United States state tax purposes depends on the state in which the tax loss arose. The Company’s ability to carry forward United States state tax losses in existence at December 31, 2006 will expire in the period 2007 through 2023. The total amount of losses carried forward as of December 31, 2006 is EUR 276 million tax basis or EUR 110 million tax effect, which resides completely with ASML US, Inc. Based on our analysis, we believe that it is probable that all United States qualified tax losses will be offset by future taxable income before our ability to utilize those losses expires. This analysis takes into account our projected future taxable income from operations, possible tax planning alternatives available to us, and a realignment of group assets that we affected during the period 2001 through 2003
ASML STATUTORY ANNUAL REPORT 2006

and that included the transfer of certain tangible and intangible assets of ASML US, Inc. to ASML Netherlands B.V. The value of the assets transferred results in an additional income stream to ASML US, Inc., which we believe will, together with projected future taxable income from operations, probably, be sufficient to absorb the net operating losses that ASML US, Inc. has incurred, prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of this asset transfer, in 2002 we requested a bilateral advance pricing agreement (“APA”) from the US and Netherlands tax authorities. Since December 2002, we have held numerous meetings with representatives of those authorities. The most recent meetings with the United States and Netherlands tax authorities took place in June and July 2006. Based on these meetings, and feedback from both these authorities, we are confident that our APA request will be successful. The specific timing for completion of the APA remains in the control of those tax authorities. The deferred tax asset for the Bilateral Advance Pricing Agreement relate to the realignment of group assets (discussed below) the proceeds of which are partly taxable with ASML US at the moment such assets were transferred.
The deferred tax assets for Research and Development costs relate to research and development costs which are tax deductible in future years.
The main components of our deferred tax position related to inventories are deferred tax on eliminated intercompany profit in inventories (EUR 16.2 million) and temporary differences on timing of inventory provisions (EUR 14.7 million). Temporary differences on timing of inventory provisions result from tax laws that defer deduction for an inventory provision until the moment the related inventory is actually disposed of or scrapped, rather than when the provision is recorded for accounting purposes.
Pursuant to Netherlands tax laws, we have temporarily depreciated part of our investment in our United States group companies. This depreciation has been deducted from the taxable base in the Netherlands and resulted in a temporary tax refund of EUR 152 million. This temporary depreciation must be added back on a straight-line basis to the taxable base in the period 2006 through 2010. As of December 31, 2006, the remaining net tax effect of this repayment obligation amounted to EUR 10 million, of which EUR 90 million is recorded as a long-term deferred tax liability and EUR 80 million as a current tax asset in the Company’s financial statements.
We are subject to tax audits in the various tax jurisdictions we operate in. During such audits, local tax authorities may challenge the positions taken by us.
ASML STATUTORY ANNUAL REPORT 2006

20. Subsidiaries
Details of the Company’s material subsidiaries at December 31, 2006 are as follows:

Legal Entity	Country of Incorporation

Subsidiaries of ASML Holding N.V.:
ASML Netherlands B.V.	Netherlands (Veldhoven)
ASML MaskTools B.V.	Netherlands (Veldhoven)
ASML Germany GmbH	Germany (Dresden)
ASML France S.a.r.l.	France (Montbonnot)
ASML (UK) Ltd.	UK (Paisley (Scotland))
ASML Israel (2001) Ltd.	Israel (Ramat-Gan)
ASML Ireland Ltd.	Ireland (Dublin)
ASML Italy S.r.l.	Italy (Avezzano)
ASML Hong Kong Ltd.	Hong Kong SAR
ASML Singapore Pte. Ltd.	Singapore
ASML Korea Co. Ltd.	Korea (Kyunggi-Do)
ASML Japan Co. Ltd.	Japan (Kawasaki-shi, Kanagawa-Ken)
ASML Shanghai International Trading Co. Ltd.	China/ Shanghai Free Trade Zone
ASML (Tianjin) Co. Ltd.	China (Tianjin)
ASML Taiwan Ltd.	Republic of China (Hsinchu)
ASML Equipment Malaysia Sdn. Bhd.	Malaysia (Penang)
ASML US, Inc.	US (Delaware)
Botanix, Inc.	US (Delaware)
Subsidiaries of ASML US, Inc.:
ASML Capital US, Inc.	US (Delaware)
ASML MaskTools Inc.	US (Delaware)
Subsidiary of ASML Hong Kong Ltd.:
ASML Macau Commercial Offshore Ltd.	Macau
Limited partnership with ASML Belgium BVBA as the managing partner:
ASML Finance Belgium CV	Belgium (Turnhout)

In 2006 ASML Finance B.V. legally merged with its parent company ASML Holding N.V. As a result of this merger ASML Finance B.V. ceased to exist.
21. Segment Disclosure
Segment information has been prepared in accordance with IAS 14, “Segment Reporting”.
ASML operates in one reportable segment for the development, manufacture, marketing and servicing of lithography equipment.
Since the beginning of 2005, management reporting includes net system sales figures of our product lines: 300 millimeter new systems, 200 millimeter new systems and used systems. Net sales for these product lines in 2005 and 2006 were as follows:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

300 millimeter new systems	1,932,976	2,918,073
200 millimeter new systems	179,228	165,069
used systems	115,474	145,923

Total net system sales	2,227,678	3,229,065

ASML STATUTORY ANNUAL REPORT 2006

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Identifiable assets are attributed to the geographic location in which they are located. Net sales and identifiable assets by geographic region were as follows:

			Capital
Year ended December 31	Net sales	Assets	Expenditures
(in thousands)	EUR	EUR	EUR

2005
Korea	877,681	12,839	1,155
Taiwan	457,942	14,013	261
Rest of Asia	368,301	769,274	1,440
Europe	217,944	2,558,114	145,622
United States	607,099	447,775	29,855

Total	2,528,967	3,802,015	178,333

2006
Korea	1,085,497	13,730	662
Taiwan	739,432	16,058	483
Rest of Asia	470,915	937,107	1,282
Europe	369,289	2,145,710	166,415
United States	931,971	740,036	24,262

Total	3,597,104	3,852,641	193,104

In 2006, sales to one customer accounted for EUR 730 million or 20 percent of net sales. In 2005, sales to one customer accounted for EUR 609 million, or 24 percent of net sales. ASML’s three largest customers accounted for 35 percent of accounts receivable at December 31, 2006 and 49 percent of accounts receivable at December 31, 2005.
Substantially all our sales were export sales in 2005 and 2006.
22. Personnel
Personnel expenses for all employees were:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Wages and salaries	360,755	405,761
Social security expenses	27,423	31,958
Pension and early retirement expenses	27,397	28,945

Total	415,575	466,664

The average number of employees from continuing operations during 2005 and 2006 was 4,972 and 5,320, respectively.
ASML STATUTORY ANNUAL REPORT 2006

The total number of personnel employed per sector was:

As of December 31	2005	2006

Research and development	1,337	1,480
Goodsflow	1,215	1,450
Customer Support	1,872	2,128
General	497	402
Sales	134	134

Total number of employees	5,055	5,594

In 2005 and 2006, a total of 2,582 and 2,739 (on average) employees in the Company’s continuing operations (excluding non-payroll employees), respectively, were employed in the Netherlands.
In addition, during 2006 we had an average of approximately 1,290 temporary employees, compared to an average of approximately 1,000 during 2005. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.
23. Board of Management and Supervisory Board Remuneration
Board of Management
The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee of the Supervisory Board. The 2006 remuneration policy was adopted by the General Meeting of Shareholders of March 23, 2006. ASML’s aim with the remuneration policy is to continue to attract, reward and retain qualified industry professionals in an international labor market. The remuneration structure and levels are determined by referencing to the appropriate top executive pay market practices by benchmarking positions. The total remuneration consists of base salary and benefits, a short-term performance cash bonus and performance stock options and long-term performance stock.
Base salary, benefits and short-term performance cash bonus
The remuneration in euros of the members of the Board of Management was as follows:

	2005	2006
Year ended December 31	EUR	EUR

Salaries	1,860,359	1,921,375
Bonuses	905,488	882,872
Pension cost	218,791	196,887
Other benefits[1]	227,798	243,917

Total	3,212,436	3,245,051

1	Other benefits include housing costs, company cars, social security costs, health and disability insurance and representation allowances.
The 2006 remuneration in euros of the individual members of the Board of Management was as follows:

	Received	Earned Cash	Other
	Base Salary	Bonus[1]	benefits[2]	Total
	EUR	EUR	EUR	EUR

E. Meurice	660,000	303,270	91,127	1,054,397
P.T.F.M. Wennink	420,000	192,990	47,638	660,628
M.A. van den Brink	441,375	202,812	36,333	680,520
K.P. Fuchs	400,000	183,800	68,819	652,619

1	The profit and loss account for the year ended December 31, 2006 includes the actual short-term performance cash bonus earned over the year 2006, which will be payable in the first quarter of 2007.
2	Other benefits include housing costs, company cars, social security costs and disability insurance.
ASML STATUTORY ANNUAL REPORT 2006

ASML has an annual short-term performance cash bonus plan for the Board of Management. Under this plan, the annual performance bonus will range between 0 percent and 50 percent of base salary, under the 2006 Remuneration Policy as adopted by the AGM on March 23, 2006. Under this plan the ultimate bonus amount is dependent on the actual achievement of corporate targets. These targets are market share and financial and operational performance parameters relating to return on invested capital parameters.
The 2006 vested pension benefit1 (in euro) of individual members of the Board of Management was as follows:

2006

E. Meurice	68,086
P.T.F.M. Wennink	42,886
M.A. van den Brink	45,130
K.P. Fuchs	40,785

1	Since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have additional pension obligations beyond the annual premium contribution.
Performance Stock Options
Details of options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set forth below:

			Granted		Exercised			Share price
	Jan. 1,		during		during	Dec. 31,	Exercise	on exercise	Expiration
	2006		2006[4]		2006	2006	price	date	date

E. Meurice	125,000		—		—	125,000	10.62	—	15-10-2014
	12,500				—	12,500	11.52	—	21-01-2015
	57,770	[1]			—	57,770	11.53	—	18-01-2015
	—		88,371		—	88,371	17.90	—	18-01-2016
P.T.F.M. Wennink	31,500				—	31,500	58.00	—	20-01-2012
	15,660				—	15,660	40.40	—	22-01-2007
	50,000				—	50,000	29.92	—	22-01-2007
	20,960				—	20,960	22.12	—	20-07-2007
	20,000				—	20,000	20.28	—	21-01-2008
	20,000				—	20,000	7.02	—	22-04-2013
	20,000				—	20,000	14.23	—	23-04-2014
	32,379	[1]			—	32,379	11.53	—	18-01-2015
	—		56,236		—	56,236	17.90	—	18-01-2016
M.A. van den Brink	31,500				—	31,500	58.00	—	20-01-2012
	19,860				—	19,860	40.40	—	22-01-2007
	26,560				—	26,560	22.12	—	20-07-2007
	20,000				—	20,000	20.28	—	21-01-2008
	20,000				10,000	10,000	7.02	19.18	22-04-2013
	20,000				—	20,000	14.23	—	23-04-2014
	40,473	[1]			—	40,473	11.53	—	18-01-2015
	—		59,098			59,098	17.90	—	18-01-2016
K.P. Fuchs	6,113	[1,2]	—		—	6,113	11.53	—	18-01-2015
	—		22,000	[3]	—	22,000	17.61	—	20-04-2016
	—		53,558		—	53,558	17.90	—	18-01-2016

1	Granted in 2005 and awarded in 2006 for 2005 actual achievement.
2	The stock options granted to Mr. K.P. Fuchs are performance stock options which were granted in 2006 in relation to performance throughout the period November 1, 2005 through December 31, 2005.
3	The stock options granted to Mr. K.P. Fuchs are sign on stock options. The Board of Management was authorized by the annual general meeting of shareholders as per March 23, 2006 to issue these stock options on the first possible moment of grant.
4	Granted in 2006 and awarded in 2007 for 2006 actual achievement.
ASML STATUTORY ANNUAL REPORT 2006

Mr. Wennink and Mr. van den Brink have deposited their stock options with an independent fund manager who has authority to exercise these options and dispose of the underlying shares without instructions from, or consultation with, the respective member of the Board of Management.
Conditional Performance Stock Options
Members of the Board of Management are eligible to a maximum conditional performance stock option grant, under the conditions set forth in the 2006 Remuneration Policy, with a value equal to 50 percent of their base salary. The maximum number of performance stock options in relation to this amount was determined on the day of publication of the 2005 annual results (in 2006) and was based upon the fair value of a performance stock option in accordance with the Cox Ross Rubinstein method. The fair value according to this method equals EUR 3.73 per performance stock option. The ultimately awarded number of performance stock options is determined upon achievement of the 2006 target. Based on the Black-Scholes option pricing model, the fair value of the options granted in 2005 and 2006 was EUR 6.60 and EUR 5.58, respectively. The compensation expenses recorded in the profit and loss account for the year ended December 31, 2006 amount to EUR 1.4 million.
The actual number of performance stock options which will be awarded in 2007 in relation to performance achievements over 2006 are as follows:

Actual number of performance stock options which will
be awarded in 2007 for 2006 actual achievement

E. Meurice	88,371
P.T.F.M. Wennink	56,236
M.A. van den Brink	59,098
K.P. Fuchs	53,558

Conditional Performance Stock
Members of the Board of Management are eligible to a maximum conditional performance stock award, under the conditions set forth in the 2006 Remuneration Policy, with a value equal to 87.5 percent of their base salary. The maximum number of performance stock in relation to this amount was determined on the day of publication of the 2005 annual results (in 2006) and was based upon the fair value of a performance stock in accordance with the Cox Ross Rubinstein method. The fair value according to this method equals EUR 8.01 per performance stock. The ultimately awarded number of performance stock will be determined over a three year period upon achievement of targets set in 2006. These targets are financial and operational performance parameters relating to return on invested capital parameters. ASML accounts for this stock award performance plan as a variable plan. The fair value of the stock granted in 2005 and 2006 was EUR 11.53 and EUR 17.90, respectively. The compensation expenses recorded in the profit and loss account for the year ended December 31, 2006 amount to EUR 0.8 million.
The maximum number of performance stock from 2006 which can be awarded in relation to performance targets over the three year performance period 2006 through 2008 are as follows:

	Maximum number of	Maximum number of
	performance stock granted	performance stock granted
	in 2005 to be awarded in	in 2006 to be awarded in
	2008	2009

E. Meurice	36,972	72,136
P.T.F.M. Wennink	20,721	45,905
M.A. van den Brink	25,902	48,241
K.P. Fuchs	3,912	43,719

Benefits upon termination of employment
The employment agreements with Messrs. P. Wennink and M. van den Brink do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments will be according to applicable law.
The employment agreements with Messrs. E. Meurice and K. Fuchs contain specific provisions regarding those benefits. If ASML gives notice of termination of the employment agreement for reasons which are not exclusively or mainly found in acts or omissions on the side of Mr. E. Meurice or Mr. K. Fuchs respectively, a severance amount equal to one year base salary will be
ASML STATUTORY ANNUAL REPORT 2006

made available upon the effective date of termination. This severance payment will also be made available in case Mr. Meurice or Mr. Fuchs gives notice of termination of the employment agreement in connection with a substantial difference of opinion between the respective executive and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.
Furthermore, Messrs. E. Meurice and K. Fuchs shall also be entitled to the aforementioned severance amounts in the event ASML or its legal successor gives notice of termination in connection with a Change of Control (as defined in the employment agreement) or if Mr. Meurice or Mr. Fuchs gives notice of termination, which is directly related to such Change of Control and such notice is given within twelve months from the date on which the Change of Control occurs.
Supervisory Board
The annual remuneration for Supervisory Board members covers the period from one annual General Meeting of Shareholders to the next one. This annual remuneration is paid out over the past period after the annual General Meeting of Shareholders.
At our annual General Meeting of Shareholders held on March 25, 2003, our shareholders adopted a new remuneration package for Supervisory Board members. The annual remuneration for individual members is EUR 25,000 and for the Chairman EUR 40,000. Additionally, the membership of committees of the Supervisory Board is compensated by an amount of EUR 10,000 per Committee. At our annual General Meeting of Shareholders held on March 24, 2005, our shareholders adopted an additional remuneration package of EUR 5,000 for the Chairman of the Audit Committee and EUR 10,000 for the US Supervisory Board Member.
During 2005 and 2006, ASML paid out the following amounts to the individual members of the Supervisory Board (in euro):

	2005	2006
Year ended December 31	EUR	EUR

H. Bodt	70,000	70,000
P.H. Grassmann[1]	25,000	35,000
OB Bilous[2]	0	45,000
J.A. Dekker	45,000	45,000
M.J. Attardo[3]	35,000	0
J.W.B. Westerburgen	45,000	45,000
F. Fröhlich	35,000	40,000
A. van der Poel	25,000	45,000
H.C.J. van den Burg[2]	0	35,000

1	Membership ended March 23, 2006.
2	Membership started March 25, 2005.
3	As of December 31, 2004, Mr. Attardo owns 19,290 options on shares of the Company. During 2004, Mr. Attardo exercised 15,432 options on shares of the Company. In addition, in 2006 ASML made an ex gratia payment of USD 63,528 to Michael Attardo, a former member of the Supervisory Board, in connection with the expiration of stock options that Mr. Attardo had been granted while a board member of Silicon Valley Group, which ASML acquired in 2001.
In the first half of 2007, ASML expects to pay the following amounts to the individual members of the Supervisory Board (in euro):

H. Bodt	70,000
OB Bilous	45,000
J.A. Dekker	45,000
J.W.B. Westerburgen	45,000
F. Fröhlich	40,000
A. van der Poel	45,000
H.C.J. van den Burg	35,000

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the ASML Insider Trading Rules 2005. Those securities are not part of members’ remuneration from the Company and are therefore not included.
ASML STATUTORY ANNUAL REPORT 2006

24. Vulnerability due to certain concentrations
ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, the number of systems ASML has been able to produce has occasionally been limited by the production capacity of Zeiss. Zeiss is currently ASML’s sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany.
ASML sells a substantial number of lithography systems to a limited number of customers. In 2006, sales to one customer accounted for EUR 730 million, or 20 percent of net sales, compared to EUR 609 million, or 24 percent of net sales, in 2005. As a result of the limited number of customers, credit risk on receivables is concentrated. Our three largest customers accounted for 35 percent of accounts receivable at December 31, 2006, compared to 49 percent at December 31, 2005. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.
25. Capital Stock
Share capital
ASML’s authorized share capital consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued.
Our Board of Management has the power to issue shares if and to the extent the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association). However, the Supervisory Board must approve any issuance of shares.
Ordinary shares
At our annual General Meeting of Shareholders, held on March 23, 2006, the Board of Management was granted the authorization to issue shares and/or rights thereto. At our annual General Meeting of Shareholders to be held on March 28, 2007, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through September 28, 2008.
Holders of our ordinary shares have a pro rata preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or eliminated. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to limit or eliminate the preemptive rights of holders of ordinary shares. A designation may be renewed. At our annual General Meeting of Shareholders, held on March 23, 2006, the Board of Management was granted the authorization, subject to the aforementioned approvals, to limit or eliminate preemptive rights of holders of ordinary shares. At our annual General Meeting of Shareholders to be held on March 28, 2007, our shareholders will be asked to grant this authority through September 28, 2008. At this annual General Meeting of Shareholders, the shareholders will be asked to approve the stock-and option plans for our Board of Management separately. Furthermore, at this annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares or options separately. These authorizations will each be granted for a period of 18 months.
The Company may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Netherlands law and provided the aggregate nominal value of the ordinary shares held by ASML or a subsidiary at any time amounts to no more than one-tenth of our issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of a resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 23, 2007 up to a maximum of 10 percent of our issued share capital as of the date of authorization (March 23, 2006) at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or Nasdaq. At our annual General Meeting of Shareholders to be held on March 28, 2007, our shareholders will be asked to extend this authority through September 28, 2008.
ASML STATUTORY ANNUAL REPORT 2006

Cumulative preference shares
In 1998, the Company granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in the capital of the Company (the “Preference Share Option”). This option was amended and extended in 2003. The object of the Foundation is to protect the interests of the Company and the enterprises maintained by it. The cumulative preference shares have the same voting rights as ordinary shares but are entitled to dividends on a preferential basis at a percentage based on EURIBOR plus 2 percent.
The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares equal to the number of ordinary shares outstanding at the time of exercise of the Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the cumulative preference shares. The cumulative preference shares may be cancelled and repaid by the Company upon the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. Exercise of the Preference Share Option would effectively dilute the voting power of the ordinary shares then outstanding by one-half. The practical effect of any such exercise could be to prevent attempts by third parties to acquire control of the Company.
Declaration of Independence
The Board of Directors of the Foundation and the Board of Management of the Company together declare that the Foundation is independent of the Company as defined in article A. of “Appendix X to A-2.7 of the General Rules of Euronext Amsterdam.” The Board of the Foundation comprises three voting members from the Netherlands business and academic communities, Mr. R.E. Selman, Mr. F.H.M. Grapperhaus and Mr. M.W. den Boogert, and one non-voting member, the Chairman of the Company’s Supervisory Board, Mr. H. Bodt.
26. Dividends
ASML has no current intention to pay dividends on its ordinary shares.
27. Differences between IFRS and U.S. GAAP
The ASML consolidated financial statements prepared in accordance with IFRS differ from the ASML consolidated financial statements prepared in accordance with U.S. GAAP. The principal differences are discussed below.

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Net income under U.S. GAAP	311,464	624,689
Share-based Payments	(9,435)	(3,855)
Capitalization of Development Expenditures	51,814	38,953
Convertible Subordinated Notes	(21,017)	(23,803)

Net income under IFRS	332,826	635,984

Equity under U.S. GAAP	1,711,837	2,156,455
Share-based Payments	2,100	343
Capitalization of development expenditures	51,814	90,769
Convertible Subordinated Notes	55,220	31,416

Equity under IFRS	1,820,971	2,278,983

Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of
ASML STATUTORY ANNUAL REPORT 2006

SFAS No. 123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Capitalization of Development Expenditures
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 1 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.
Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32, “Financial instruments: Disclosure and presentation” and IAS 39, “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Bifurcation”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. The liability component creates a financial liability that is measured at amortized costs. This split accounting or bifurcation results in additional interest charges.
Under U.S. GAAP, ASML accounts for its convertible notes as a liability at the principal amount outstanding.
Veldhoven, the Netherlands
January 26, 2007
Prepared by
The Board of Management:
Eric Meurice
Peter T.F.M. Wennink
Martin A. van den Brink
Klaus P. Fuchs
ASML STATUTORY ANNUAL REPORT 2006

Company Financial Statements

94	Company Balance Sheets as of December 31, 2005 and 2006
94	Abbreviated Company Profit and Loss Accounts for the years ended December 31, 2005 and 2006
95	Notes to the Company Financial Statements
ASML STATUTORY ANNUAL REPORT 2006

Company Balance Sheets
(After appropriation of net income)

	As of December 31	2005	2006
	(in thousands)	EUR	EUR

	Financial fixed assets
3	Investments in subsidiaries	1,445,952	1,685,788
	Loans to subsidiaries	0	117,160
	Deferred tax assets	52,461	115,335

	Total fixed assets	1,498,413	1,918,283

	Current assets
	Amounts due from subsidiaries	1,002,568	652,564
	Other current assets	16,476	709
	Cash and cash equivalents	407,841	434,494

	Total current assets	1,426,885	1,087,767

	Total assets	2,925,298	3,006,050
	Equity
	Cumulative Preference Shares, EUR 0.02 nominal value; 900,000,000 shares authorized; none outstanding at Dec. 31, 2005 and 2006	0	0

	Priority Shares, EUR 0.02 nominal value; 23,100 shares authorized, issued and outstanding at December 31, 2005 and 0 at December 31, 2006	1	0

	Ordinary Shares, EUR 0.02 nominal value; 900,000,000 shares authorized; 484,670,183 shares issued and outstanding at December 31, 2005 and 477,099,245 at December 31, 2006	9,693	10,051
	Share premium	1,360,507	1,640,496
	Legal reserves	226,288	239,307
	Retained earnings	439,113	978,828
	Other reserves	(214,631)	(188,699)
	Treasury shares at cost	0	(401,000)

4	Total Equity	1,820,971	2,278,983

	Long term liabilities
	Convertible subordinated debt	320,584	333,220
	Deferred tax and other liabilities	220,384	211,833

	Total long term liabilities	540,968	545,053

	Current liabilities
	Current tax liability	85,809	172,602
	Accrued liabilities and other	477,550	9,412

	Total current liabilities	563,359	182,014

	Total liabilities and Equity	2,925,298	3,006,050

Abbreviated Company Profit and Loss Accounts

	Year ended December 31	2005	2006
	(in thousands)	EUR	EUR

3	Net income from subsidiaries	392,095	697,197
	Loss after taxes	(59,269)	(61,213)

	Net income	332,826	635,984

ASML STATUTORY ANNUAL REPORT 2006

Notes to the Company Financial Statements
1. General Information
The description of the company’s activities and the Company structure, as included in the Notes to the consolidated financial statements, also apply to the company-only financial statements.
In accordance with article 2:362 Part 8 of the Netherlands Civil Code, ASML has prepared its company financial statements in accordance with accounting principles generally accepted in the Netherlands applying the accounting principles as adopted in the consolidated financial statements. Investments in subsidiaries are stated at net asset value as the Company effectively exercises influence of significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by the Company in its consolidated financial statements.
In accordance with article 402 Part 9 Book 2 of the Netherlands Civil Code the Company profit and loss account is presented in abbreviated form.
2. Summary of Significant Accounting Policies
Significant Accounting Policies
The accounting policies used in the preparation of the company financial statements are the same as those used in the preparation of the consolidated financial statements (in accordance with article 2:362 Part 8 of the Netherlands Civil Code). See the Notes to the consolidated financial statements. In addition to those accounting policies, the following accounting policy applies to the Company financial statements.
Financial Fixed Assets
Investments in subsidiaries are stated at net asset value as the Company effectively exercises influence of significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the accounting principles applied by the Company.
3. Investments in Subsidiaries
Changes in investments in subsidiaries during 2005 and 2006 were as follows:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Balance, January 1	1,124,636	1,445,952

Capital contributions (reductions)	(2,102)	452,284
Dividends received	(79,129)	(490,976)
Net income from subsidiaries	392,095	697,197
Effect of exchange rates	42,687	(35,216)
Other mutations	(32,235)	11,424
Legal merger[1]	0	(394,877)

Balance, December 31	1,445,952	1,685,788

1	On December 29, 2006 ASML Finance B.V. legally merged with its parent company ASML Holding N.V. whereby ASML Finance B.V. ceased to exist. The pooling of intrest method was used.
ASML STATUTORY ANNUAL REPORT 2006

4. Equity
Changes in equity during 2005 and 2006 were as follows:

						Treasury
	Priority	Ordinary	Share	Retained	Legal	shares		Other
	shares	shares	premium	earnings	reserve	at cost		reserves	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR		EUR	EUR

Balance as at January 1, 2005	1	9,674	1,328,563	179,889	109,999	0		(159,107)	1,469,019
Net income 2005				332,826					332,826
Issuance of Shares		19	15,809						15,828
Translation differences[1]					42,687			(55,524)	(12,837)
Share-based payments			16,135						16,135
Development expenditures				(73,602)	73,602				0

Balance as at December 31, 2005	1	9,693	1,360,507	439,113	226,288	0		(214,631)	1,820,971
Net income 2006				635,984					635,984
Translation differences[1]					(35,216)			25,932	(9,284)
Purchase of treasury shares						(401,000	) [2]		(401,000)
Purchase of shares in conjunction with conversion rights of bond holders		(299)				(277,235	) [3]		(277,534)
Issuance of shares in conjunction with convertible bonds		616	238,862	(48,034)		277,235			468,679
Issuance of shares and stock options		40	41,127						41,167
Development expenditures				(48,235)	48,235				0
Other[4]	(1)	1							0

Balance as at December 31, 2006	0	10,051	1,640,496	978,828	239,307	(401,000)		(188,699)	2,278,983

1	Net of taxes
2	Share buyback program I. See hereafter for a detailed analysis.
3	Share buyback program II. See hereafter for a detailed analysis.
4	Priority shares have been converted into ordinary shares.
As of December 31, 2006 the number of issued shares is 502,549,541. This includes the number of issued and outstanding shares of 477,099,245 and treasury shares of 25,450,296. ASML intends to cancel its repurchased shares.
Capital
Ordinary shares
Ordinary shares consist of 900,000,000 authorized ordinary shares of which 477,099,245 shares (excluding 25,473,396 treasury shares) are issued and outstanding at December 31, 2006 (December 31, 2005: 484,670,183). The shares have a par value of EUR 0.02 each.
Cumulative preference shares
Cumulative preference shares consist of 900,000,000 authorized preference shares of which none are issued and outstanding at December 31, 2006. The shares have a par value of EUR 0.02 each.
Priority shares
On January 18, 2006, ASML announced its decision to cancel all issued priority shares and to dissolve the “Stichting Prioriteitsaandelen ASML Holding N.V.”. The cancellation of the priority shares became effective as per an amendment to ASML’s Articles of Association effective on April 13, 2006.
Share buyback programs
General
At March 23, 2006 the General Meeting of Shareholders authorized the Board of Management, subject to approval of the Supervisory Board, to repurchase up to a maximum of 10 percent of our issued shares through September 23, 2007 at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or Nasdaq.
Pursuant to this authorization by the annual General Meeting of Shareholders, we executed two share buy back programs in 2006 to return excess cash to shareholders through the reduction of the number of outstanding shares. The aggregate number
ASML STATUTORY ANNUAL REPORT 2006

of shares bought back under these programs was 40,385,139 or 8.3 percent of outstanding shares. Shares repurchased have been recorded at cost and are classified within equity. For more details about the two programs, see below.
We intend to execute a program to buy back the remaining 1.7 percent of the maximum of 10 percent of outstanding shares in 2007. These shares shall either be used to cover outstanding stock options or be cancelled.
Share buyback program I
The aggregate number of shares bought back in this Repurchase Program was 25,450,296 with a nominal value of EUR 509,006, representing 100 percent of the announced objective of maximum EUR 400 million and 5.25 percent of outstanding shares. This 2006 Repurchase Program was completed in the third quarter of 2006.
Share buyback program II
In addition, in order to mitigate the dilution due to the issuance of shares upon conversion of its convertible bonds due October 15, 2006, ASML repurchased a further 14,934,843 shares with a nominal value of EUR 298,697, pursuant to a call option transaction announced on October 9, 2006. These shares were subsequently reissued in order to satisfy the conversion rights of holders of ASML’s 5.75 percent Convertible Subordinated Notes. The Company paid an aggregate of EUR 277 million in cash for these shares. This repurchase program was completed in the fourth quarter of 2006. These shares were purchased from a third party who issued the call option.
5. Personnel
The average number of employees employed by the Company at year-end 2006 was 4 (2005: 5) and comprised of members of the Board of Management.
6. Commitments and Contingencies
ASML Holding N.V. has assumed joint and several liability in accordance with Book 2, Section 403 of The Netherlands Civil Code with respect to the following subsidiaries of the Company in the Netherlands: ASML Netherlands B.V., ASML Finance B.V., ASML MaskTools B.V. and ASML Subholding B.V.
From time to time we provide guarantees to third parties in connection with transactions entered into by our Dutch subsidiaries in the ordinary course of business.
ASML Holding N.V. forms a tax unity together with its Dutch subsidiaries for purposes of Dutch tax laws and are as such jointly and severally liable for the tax debts of the unity.
Veldhoven, the Netherlands
January 26, 2007
Prepared by
The Board of Management:
Eric Meurice
Peter T.F.M. Wennink
Martin A. van den Brink
Klaus P. Fuchs
ASML STATUTORY ANNUAL REPORT 2006

Other Information
The additional information below includes a brief summary of the most significant provisions of the Articles of Association of the Company. See also Notes 25 and 26, as included in the Notes to the consolidated financial statements.
Adoption of Financial Statements
The Board of Management will submit the Company’s statutory annual report, together with a certificate of the auditor in respect thereof, to the General Meeting of Shareholders for adoption.
Statements Appropriation and Determination of Profits
Dividends may be payable out of annual profit shown in the Financial Statements of the Company as adopted by the General Meeting of Shareholders of the Company, after payment first of (accumulated) dividends on any outstanding cumulative preference shares. At its discretion, however, subject to statutory provisions, the Board of Management may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the ordinary shares before the Financial Statements for any financial year have been adopted by the General Meeting of Shareholders. The Board of Management, with the approval of the Supervisory Board, may decide that all or part of the Company’s profits should be retained and not be made available for distribution to shareholders, except for dividends on the cumulative preference shares. Those profits that are not retained may be distributed to shareholders pursuant to a shareholders’ resolution, provided that the distribution does not reduce equity below the amount of reserves required by Netherlands law. Existing reserves that are distributable in accordance with Netherlands law may be made available to the General Meeting of Shareholders for distribution upon a proposal by the Board of Management, subject to prior approval of the Supervisory Board. As regards cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.
The Board of Management, with the approval of the Supervisory Board, has decided that the Company’s income for 2006 will be added to retained earnings. This proposal has already been reflected in the 2006 statutory financial statements.
Voting Rights
The Company is subject to the relevant provisions of Netherlands law applicable to large corporations (the “structuurregime”). These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board. Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board shall notify the General Meeting of Shareholders of intended appointments to the Board of Management. General Meetings of Shareholders will be held at least once a year. The Company does not solicit from or nominate proxies for its shareholders. However, shareholders and other persons entitled to attend General Meetings of Shareholders may be represented by proxies.
Extraordinary General Meetings of Shareholders may be held as often as deemed necessary by the Supervisory Board or Board of Management and must be held if the Meeting of Priority Shareholders or one or more ordinary or cumulative preference shareholders jointly representing at least ten percent of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management specifying in detail the business to be dealt with.
Resolutions are adopted at General Meetings of Shareholders by an absolute majority of the votes cast (except where a different proportion of votes are required by the Articles of Association or Netherlands law) and there are generally no quorum requirements applicable to such meetings. Each ordinary and cumulative preference share confers the right to one vote.
ASML STATUTORY ANNUAL REPORT 2006

Auditor’s report
Report on the financial statements
We have audited the accompanying financial statements for the year 2006 as set out on pages 47 to 98 of ASML Holding N.V., Veldhoven. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at December 31, 2006, profit and loss account, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at December 31, 2006, the company profit and loss account for the year then ended and the notes.
Management’s responsibility
Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of ASML Holding N.V. as at December 31, 2006, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.
Opinion with respect to the company financial statements
In our opinion, the company financial statements give a true and fair view of the financial position of ASML Holding N.V. as at December 31, 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.
Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.
Deloitte Accountants B.V.
J.G.C.M. Buné
Eindhoven, The Netherlands
January 26, 2007
ASML STATUTORY ANNUAL REPORT 2006

Information and Investor Relations
Financial calendar
March 28, 2007
General meeting of Shareholders
at the Evoluon,
Noord Brabantlaan 1A
Eindhoven, the Netherlands
April 18, 2007
Announcement of First Quarter results for 2007
July 18, 2007
Announcement of Second Quarter results for 2007
October 17, 2007
Announcement of Third Quarter results for 2007
January 16, 2008
Announcement of Fourth Quarter results for 2007 and Annual results for 2007
Fiscal Year
ASML’s fiscal year ends as of December 31, 2007
Listing
The ordinary shares of the Company are listed on the official market of the Euronext Amsterdam N.V. and in the United States on the Nasdaq (Nasdaq Global Select Market), under the symbol “ASML”. ASML’s ordinary shares may also trade on other stock exchanges from time to time, although ASML has not applied for listings on those exchanges and does not endorse and may not be notified of such trading.
Investor Relations
ASML Investor Relations will supply information or further copies of the Annual Report on Form 20-F filed with the US Securities and Exchange Commission. This Annual Report, quarterly releases and other information are also available on the ASML website (www.asml.com).
ASML STATUTORY ANNUAL REPORT 2006

ASML Worldwide Contact Information
Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
United States main offices
8555 South River Parkway
Tempe, AZ 85284
U.S.A.
77 Danbury Road
Wilton, CT 06897
U.S.A.
Asia main office
Suite 603
One International Finance Center
1, Harbour View Street
Central, Hong Kong
Corporate Communications
phone: +31 40 268 4941
fax: +31 40 268 3655
e-mail: corpcom@asml.com
Investor Relations
phone: +31 40 268 3938
fax: +31 40 268 3655
e-mail: investor.relations@asml.com
For more information please visit our
website www.asml.com
ASML STATUTORY ANNUAL REPORT 2006